UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on Economic and Financial Analysis

3rd Quarter 2020

bradesco

Table of contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Press Release

COVID-19 Pandemic

Contributing towards overcoming the crisis

Bradesco, due to the serious scenario of the pandemic caused by COVID-19, which brought several adverse repercussions on the lives of individuals and on business, continue to actively contribute to support its clients and employees and intensifying its commitment to society. In spite of this adverse scenario, some lessons were incorporated into our operations, for example, the way we relate with our clients, suppliers and the intensification of home office in the Organization, which signed the first national Collective Bargaining Agreement in the banking sector with the workers' unions, providing employees and the Organization greater security due to insufficient regulations in the Law on home office.

It is important to emphasize that our actions have always taken into consideration the guidelines of the Ministry of Health. Bradesco's Crisis Committee, formed by the CEO, all the Vice-presidents and the CRO (Chief Risk Officer), continues to meet periodically and report to the Board of Directors the assessment on the evolution of the COVID-19 and their reflections on our operations. In addition, we have a Risk Commission, which plays an important role in verifying the various points and scope of these measures in the Organization. The Business Continuity Plan ("BCP") was engaged to prioritize critical processes and, since the second half of March 2020, we have intensified the internal/external actions, in a consistent and timely manner with the objective of minimizing the impacts involved.

More information about the actions carried out by Bradesco that are helping the country overcome the crisis is available in the Additional Information section of this report.

Supporting and assisting our clients

We are in full operational capability to perform administrative (Back Office) functions as well as commercial teams / branch network functions to serve our clients, following all the safety procedures given by the Ministry of Health by highlighting the use of masks, the availability of alcohol gel for employees and clients and the adoption of a minimum distance between clients in the environment of the branches.

Furthermore, with the commitment to guarantee more security and convenience for our clients, we created new credit alternatives on our App, Internet Banking and Net Empresa (Company), prioritizing: extension of the installments on loans and financing, extension of the term, loan unification, financial reorganization, payroll financing, new features with conditions of grace period and more favorable term, in addition to emergency lines offerings of working capital for micro, small and medium-sized enterprises, through programs with government subsidies.

Bradesco's objective continues to be to relieve the strain on clients in this moment of crisis so that they can fulfill conditions to rearrange their accounts in a sustainable way over time.

Extended Operations

R$73 billion total extended	92%	70%	13 years	94%
2.2 million contracts	were up-to-date	with real collateral	average time of relationship	rated AA to C



Progress of Extensions
▲19.2%
▲1.1%
R$ billion
61.0
72.7
73.5
0.9
20.7
39.4
1.1
18.3
53.3
1.4
11.7
60.4
June20
Sept20
Oct 23
On time
In grace period
In arrears (over 30 days)



Flow of Expiring Grace Periods
R$ billion
9.2
6.7
2.4
Oct20
Nov20
Dec20+
Multipurpose Bank + Wholesale + BBF + Losango



Extended Portfolio Diversification
Sept20
6%
4%
16%
12%
28%
34%
BNDES
Vehicles
Real Estate Financing
Other
Personal Loans
Working Capital

IMPORTANT: on the institutional website (banco.bradesco/aguentefirme) there is information available on the modalities of emergency actions, keeping in mind that **they are subject to the credit analysis and to other conditions of products**

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

Main Information

Recurring Net Income

R$ 5.0 bi in 3Q20

+29.9% in the quarter

Profitability 3Q20

15.2% ROAE

+3.3 p.p. in the quarter

1.1% ROAA

+0.1 p.p. in the quarter

Basel – Tier I Capital

12.9%

+0.4 p.p. in the quarter

Expanded Loan Portfolio

R$ 664 bi

+11.7% in 12 months
+0.5% in the quarter

Individuals +9.6% in 12 months
+3.1% in the quarter

Companies +12.9% in 12 months
-1.0% in the quarter

Expanded ALL (Expense)

R$ 5.6 bi in 3Q20

-37.1% in the quarter

Credit Indicators – 90 days

2.3% Delinquency

-0.7 p.p. in the quarter

398% Coverage

+98.7 p.p. in the quarter

R$ million (unless otherwise stated)	3Q20	2Q20	3Q19	9M20	9M19	Variation% (unless otherwise stated) 3Q20 x 2Q20	3Q20 x 3Q19	9M20 x 9M19
Result								
Recurring Net Income [(1)]	5,031	3,873	6,542	12,657	19,242	29.9	(23.1)	(34.2)
Net Interest Income	15,288	16,684	14,773	46,471	43,328	(8.4)	3.5	7.3
Expanded ALL [(2)]	(5,588)	(8,890)	(3,336)	(21,186)	(10,427)	(37.1)	67.5	103.2
Fee and Commission Income	8,121	7,626	8,423	24,030	24,777	6.5	(3.6)	(3.0)
Income from Insurance, Pension Plans and Capitalization Bonds [(3)]	3,131	3,778	3,473	9,840	10,893	(17.1)	(9.8)	(9.7)
Statement of Financial Position								
Total Assets [(4)]	1,659,687	1,571,407	1,404,664	1,659,687	1,404,664	5.6	18.2	18.2
Loans - Expanded Loan Portfolio [(5)]	664,414	661,115	594,817	664,414	594,817	0.5	11.7	11.7
- Individuals	243,404	236,004	222,036	243,404	222,036	3.1	9.6	9.6
- Companies	421,010	425,111	372,781	421,010	372,781	(1.0)	12.9	12.9
Shareholders' Equity	137,461	135,134	138,313	137,461	138,313	1.7	(0.6)	(0.6)
Assets under Management	2,474,764	2,364,472	2,255,680	2,474,764	2,255,680	4.7	9.7	9.7
Highlights								
Annualized Return on Average Equity (ROAE) - % [(6)]	15.2	11.9	20.2	12.9	20.5	3.3 p.p.	(5.0) p.p.	(7.6) p.p.
Efficiency Ratio (ER) - % [(7)]	47.6	44.0	49.9	47.2	49.5	3.6 p.p.	(2.3) p.p.	(2.3) p.p.
Recurring Net Income per Share (in the last 12 months) - R$ [(8)]	2.18	2.36	2.84	2.18	2.84	(7.6)	(23.2)	(23.2)
Market Capitalization [(9)]	165,343	175,191	261,708	165,343	261,708	(5.6)	(36.8)	(36.8)
Dividends / Interest on Shareholders' Equity - Net	1,195	951	1,747	3,159	5,296	25.6	(31.6)	(40.4)
Delinquency Ratio (> 90 days [(10)] / Loan Portfolio) - %	2.3	3.0	3.6	2.3	3.6	(0.7) p.p.	(1.3) p.p.	(1.3) p.p.
Tier I Capital - %	12.9	12.5	14.7	12.9	14.7	0.4 p.p.	(1.8) p.p.	(1.8) p.p.
Liquidity Coverage Ratio (LCR) - %	184.6	170.1	168.2	184.6	168.2	14.5 p.p.	16.4 p.p.	16.4 p.p.
Net Stable Funding Ratio (NSFR) - %	120.9	120.6	117.0	120.9	117.0	0.3 p.p.	3.9 p.p.	3.9 p.p.
Clients with Digital Profile [(11)] - In million	20.5	20.0	18.0	20.5	18.0	2.5	13.4	13.4
- Individuals	19.1	18.7	16.7	19.1	16.7	2.3	14.1	14.1
- Companies	1.4	1.3	1.3	1.4	1.3	5.4	4.8	4.8

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report;

(2) It includes provision for sureties, guarantees, income from loan recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets;

(3) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance, Pension Plan and Capitalization Bond Selling Expenses (+) Financial Income of the Operation;

(4) For more information, please see note 4 – Balance Sheet and Managerial Statement of Income in chapter "Complete Financial Statements" of this report;

(5) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC);

(6) It excludes the asset evaluation adjustments recorded under the Shareholders' Equity;

(7) For 9M20 / 9M19, it considers the cumulative index in 12 months;

(8) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods;

(9) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day;

(10) Overdue loans; and

(11) It considers all clients who have accounts (current/savings / INSS) who have accessed the digital channels (internet + mobile).

Recurring Net Income *vs.* Book Net Income

Below are the main non-recurring events that affected the net income in the periods:

R$ million	3Q20	2Q20	3Q19	9M20	9M19
Recurring Net Income	5,031	3,873	6,542	12,657	19,242
Non-Recurring Events	(837)	(367)	(705)	(1,575)	(1,543)
- Goodwill Amortization (Gross)	(354)	(367)	(372)	(1,092)	(1,119)
- Provision for Restructuring [1]	(483)	-	-	(483)	-
- Voluntary Severance Program 2019 - PDV	-	-	(273)	-	(273)
- Contingent Liabilities [2]	-	-	(60)	-	(151)
Book Net Income	4,194	3,506	5,837	11,082	17,699

(1) Related to restructuring, mainly in the branch network; and (2) Composed by civil provisions.

Summarized Analysis of Recurring Income

For more information about the summarized analysis of recurring income presented as follows, see chapter "Economic and Financial Analysis" of this report.

Recurring Income Statement (R$ million)	3Q20	2Q20	3Q19	9M20	9M19	Variation % 3Q20 x 2Q20	Variation % 3Q20 x 3Q19	Variation % 9M20 x 9M19
Net Interest Income	15,288	16,684	14,773	46,471	43,328	(8.4)	3.5	7.3
- Client Portion	12,794	13,163	12,503	38,921	36,848	(2.8)	2.3	6.2
- Market Portion	2,494	3,521	2,270	7,550	6,680	(29.2)	9.9	13.0
Expanded ALL	(5,588)	(8,890)	(3,336)	(21,186)	(10,427)	(37.1)	67.5	103.2
ALL Expenses	(5,626)	(8,745)	(4,522)	(21,730)	(15,163)	(35.7)	24.4	43.3
Income from Credit Recovery	1,828	1,104	1,816	4,352	6,433	65.6	0.7	(32.3)
Granted Discounts / Other [1]	(1,219)	(777)	(535)	(2,591)	(1,511)	56.9	127.9	71.5
Impairment of Financial Assets	(571)	(472)	(95)	(1,217)	(186)	21.0	-	-
Gross Income from Financial Intermediation	9,700	7,794	11,437	25,285	32,901	24.5	(15.2)	(23.1)
Income from Insurance, Pension Plans and Capitalization Bonds [2]	3,131	3,778	3,473	9,840	10,893	(17.1)	(9.8)	(9.7)
Fee and Commission Income	8,121	7,626	8,423	24,030	24,777	6.5	(3.6)	(3.0)
Operating Expenses	(11,724)	(11,459)	(12,434)	(34,940)	(36,366)	2.3	(5.7)	(3.9)
Personnel Expenses	(4,900)	(4,833)	(5,653)	(15,054)	(16,299)	1.4	(13.3)	(7.6)
Other Administrative Expenses	(5,035)	(4,970)	(5,467)	(15,083)	(15,596)	1.3	(7.9)	(3.3)
Other Operating Income / (Expenses)	(1,789)	(1,656)	(1,314)	(4,803)	(4,471)	8.0	36.1	7.4
Tax Expenses	(1,917)	(2,010)	(1,835)	(5,840)	(5,354)	(4.6)	4.5	9.1
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	31	(25)	75	68	204	-	(58.7)	(66.7)
Operating Income	7,342	5,704	9,139	18,443	27,055	28.7	(19.7)	(31.8)
Non-Operating Income	16	(26)	19	2	54	-	(15.8)	(96.3)
Single Allowance - Collective Agreement [3]	(170)	-	-	(170)	-	-	-	-
Income Tax / Social Contribution	(2,108)	(1,747)	(2,570)	(5,454)	(7,707)	20.7	(18.0)	(29.2)
Non-controlling interests in subsidiaries	(49)	(58)	(46)	(164)	(160)	(15.5)	6.5	2.5
Recurring Net Income	5,031	3,873	6,542	12,657	19,242	29.9	(23.1)	(34.2)

(1) It includes the result with BNDU, provision for sureties and guarantees and others;

(2) Income from Insurance, Pension Plans and Capitalization Bonds = Retained Premiums from Insurance, Pension Plans and Capitalization Bonds (-) Variation in technical reserves for Insurance, Pension Plans and Capitalization Bonds (-) Retained Claims (-) Capitalization Bond Draws and Redemptions (-) Insurance Plan, Pension Plan and Capitalization Bond Selling Expenses (+) Financial Income of the Operation; and

(3) It refers to the payment in a lump sum, made in September 2020 of the wage allowance approved in the collective convention.

Summarized Analysis of Recurring Income

Recurring Net Income

Our net income reached R$5,031 million, presenting a significant evolution of 29.9% compared to the previous quarter. Our profitability on average Shareholders' Equity (ROAE) in 3Q20 reached 15.2%, an increase of 3.3 p.p. in the quarter. The great performance of the operating income in the quarter reflects lower expenses with ALL, which showed a drop of 37.1%, even with the constitution of R$2.6 billion in provisions related to the adverse economic scenario, highlighting our high level of provisioning, which can be observed by our coverage ratio for loans over 90 days that reached 398.2% in September 2020, in addition to the increased of fee and commission income that showed a growth of 6.5% and the strong cost control. These factors offset the lower revenues obtained with the net interest income and the lowest result from insurance operations, pension plans and capitalization bonds. In comparison with the periods of the previous year (3Q19 and 9M19), our performance, in terms of net income/operating income, continues to be impacted by the adverse economic scenario caused by the pandemic. On the other hand, the positive aspect is due to the reduction in operational expenses during this.


R$ million
▼-23.1%
▲29.9%
▼-34.2%
6,542
28.8%
71.2%
3,873
35.1%
64.9%
5,031
26.3%
73.7%
19,242
28.7%
71.3%
12,657
30.4%
69.6%
3Q19
2Q20
3Q20
9M19
9M20
Banking Activities
Insurance Activities

Efficiency Ratio (ER)


77.4%
78.1%
72.2%
63.9%
63.5%
70.5%
70.2%
66.7%
63.3%
63.4%
49.5%
49.0%
49.1%
47.8%
47.2%
49.9%
48.3%
49.3%
44.0%
47.6%
3Q19
4Q
1Q20
2Q
3Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

The positive performance of the ER in the last 12 months reflects the Management's actions to maintain a strong cost control the costs mainly related to the reduction of operating expenses, and the growth of the net interest income, which also contributed to the positive performance of the indicator. In the quartely ER adjusted to the risk showed an improvement due to the decreased expenditure with ALL, even maintaining the strengthened provisioning for the adverse economic scenario in the 3Q20. The performance of the quarterly ER was impacted by lower revenues with the net interest income and the income from insurance, pension plans and capitalization bonds, in addition to the increase in operating expenses, reflecting mainly the collective bargaining agreement and an increase in the volume of business, impacted in part by the higher number of working days (4 working days more than the previous quarter).

Net Interest Income

Client Portion


▲2.3%
▼-2.8%
▲6.2%
R$ million
12,503
13,163
12,794
36,648
38,921
3Q19
2Q20
3Q20
9M19
9M20

The variation in the client portion (3Q20 vs. 2Q20) reflects the lowest average spreads of the portfolio, caused by the reduction of the Selic rate and change of the mix of products, resulting from our focus on lines of credit offering flexible terms and rates, particularly in lending operations involving credit card financing, payroll loans and working capital, as well as a shift in client behavior in the present environment, where we saw a reduced use of available loan limits, emphasizing overdraft and personal loan limits online. These effects were partially offset by the growth in the average volume of business as well as the higher number of days.

Market Portion


▲9.9%
▼-29.2%
▲13.0%
R$ million
2,270
3,521
2,494
6,680
7,550
3Q19
2Q20
3Q20
9M19
9M20

The reduction in interest rates impacted the result of working capital in the quarter and, moreover, there were lower gains with our treasury position.

Summarized Analysis of Recurring Income

Income from Insurance Operations, Pension Plans and Capitalization Bonds


R$ million
▼-9.8%
▼-17.1%
▼-9.7%
3,473
3,778
3,131
10,893
9,840
1,439
831
1,009
4,303
2,587
2,034
2,947
2,122
6,590
7,253
3Q19
2Q20
3Q20
9M19
9M20
Operating Income
Financial Result

In comparison with the 3Q19, the performance of the operating income has as its main origin the growth in turnover and the improvement of the expense ratio.

Compared to the 2Q20, the greater flexibility in measures related to social distancing and the resumption of urban traffic led to a gradual increase in elective procedures and frequency of notifications in vehicles, influencing the Health and Auto/RE claims ratio, in addition to a greater number of working days (4 more working days compared to the previous quarter) and indemnifiable events associated with the pandemic caused by COVID-19, in the Life segment, which had an impact on the operational income for the quarter.

The financial income increase in the quarter is justified by the behavior of the economic-financial ratios, which impacted the performance of the financial applications, especially variable income and the increase of the IPCA in the period.

Fee and Commission Income


▼-3.0%
29.6
31.3
31.9
24,777
24,030
▼-3.6%
R$ million
▲6.5%
189
188
8,423
7,626
8,121
66
61
65
3Q19
2Q20
3Q20
9M19
9M20
Fee and Commission Income
Checking Account Holders - million
Business Days

In the quarterly comparison, the revenues registered a significant growth of 6.5%, presenting an evolution in virtually all the lines. Highlight for the higher income from card income, reflecting the increase in the volume of transactions resulting from the gradual recovery of the economic activity that occurred in the 3Q20 and of underwriting, due to the increased activity of the capital market, in addition to the higher revenues of collections and asset management. The reductions observed in the annual comparative (3Q20 vs. 3Q19) reflect the impact of the adverse economic scenario, which produced negatives effects, especially in revenues resulting from the activities of cards, revenues with loan operations and asset management.

Operating Expenses (Personnel, Administrative and Other Operating Expenses, Net of Income)


▼-3.9%
36,366
34,940
4,471
4,803
16,299
15,054
▼-5.7%
R$ million
▲2.3%
12,434
11,459
11,724
1,314
1,656
1,789
5,653
4,833
4,900
15,596
15,083
5,467
4,970
5,035
3Q19
2Q20
3Q20
9M19
9M20
Administrative Expenses
Personnel Expenses
Other Operating Income / (Expenses)

Personnel Expenses – The total expenditure showed an increase of only 1.4% in comparison to the 2Q20, according to the collective bargaining agreement and a reduction of 13.3% in comparison to the 3Q19, reflecting, in part, the effects of the 2019 PDV (Voluntary Severance Program). The increase in expenses in the structural part (payroll/social charges and benefits), both in the quarterly comparative and in the comparison to the 3Q19, reflects the higher expenses with payroll/social charges resulting from the effects of the collective bargaining agreement. In the non-structural portion, the improvement in relation to the comparative periods is justified by the reduction of the variable expenses (profit sharing), influenced by the income reduction in view of the current economic scenario, in addition the reduction in expenses in training and provision for labor claims.

Administrative Expenses – The improvements presented continue to reflect the actions of the Management to maintain a strict cost control and to improve operational efficiency. Compared to the previous year periods (3Q19 and 9M19), there was a reduction in almost all lines. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 3.1% and 17.9%, respectively. In the quarterly comparative, the increase of 1.3% is concentrated on variable expenses and costs related to the volume of business, impacted, in part, by the higher number of working days (4 working days more than the previous quarter).

Other Operating Income / (Expenses) – The increase of other operating expenses, net of income in the quarter reflects the higher expenses with the constitution of operational provisions (both civil and tax), claims and lower expenses with the marketing of cards.

Summarized Analysis of Recurring Income

Expanded Loan Portfolio

R$ million	Sept20	June20	Sept19	Variation % Sept20 x June20	Variation % Sept20 x Sept19	As of % Sept20
Companies	**421,010**	**425,111**	**372,781**	**(1.0)**	**12.9**	**63.4**
Large Corporates	294,738	310,224	264,222	(5.0)	11.5	44.4
Micro, Small and Medium-Sized Enterprises	126,273	114,887	108,559	9.9	16.3	19.0
Individuals	**243,404**	**236,004**	**222,036**	**3.1**	**9.6**	**36.6**
Payroll-deductible Loans	66,404	65,448	60,258	1.5	10.2	10.0
Real Estate Financing	52,287	49,049	42,931	6.6	21.8	7.9
Credit Card	37,604	35,074	37,280	7.2	0.9	5.7
CDC / Vehicle Leasing	28,472	28,292	27,480	0.6	3.6	4.3
Personal Loans	28,502	29,174	26,212	(2.3)	8.7	4.3
Other	30,134	28,967	27,875	4.0	8.1	4.5
Expanded Loan Portfolio	**664,414**	**661,115**	**594,817**	**0.5**	**11.7**	**100.0**
		Without exchange variation		**0.3**	**9.8**	

Expanded ALL (Expenses)



5.4%
2.2%
3.4%
▲67.5%
▼37.1%
▲103.2%
R$ million
3,336
8,890
5,588
10,427
21,186
3Q19
2Q20
3Q20
9M19
9M20
Expanded ALL (Expense)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In the 3Q20, our internal studies, which are based on statistical models that capture historical and prospective information as well as the experience of Management and reflect our expectation of losses in different economic scenarios, indicate, at this time, the need to strengthen our provisions related to the adverse economic scenario at a lower level than previous quarters, preparing the Bank for a scenario of increasing default in 2021. In this sense, the amount constituted in this quarter was R$2.6 billion (R$3.8 billion for the 2Q20 and R$2.7 billion for the 1Q20).

Although the economy is impacted by the effects of the crisis, we continue evolving in our loan operations, whose portfolio expanded grew 12% (+10% in operations aimed at individuals and +13% in operations with companies) in 12 months, a development that impacted the expenses with ALL due to the required minimum reserves by the Central Bank of Brazil.

It is noteworthy that our coverage ratio over 90 days at the end of September 2020 reached 398.2%, being our highest level in history.

Summarized Analysis of Recurring Income

Delinquency Ratio over 90 days


%
4.4
4.3
4.3
4.3
4.4
4.8
4.5
3.4
4.2
4.2
4.1
4.3
3.7
4.5
3.1
1.9
3.5
3.3
3.2
3.6
3.3
3.7
3.0
2.3
1.5
1.0
0.8
1.9
0.8
1.2
0.5
0.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates
Individuals

The reduction of the indicator for individuals and for micro, small and medium-sized enterprises remains related to the actions implemented during 2020 to provide liquidity to clients seeking a readjustment of their cash flows during the current economic scenario. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. We also promoted important innovations to the Credit and Recovery policies to deploy new algorithms supported on platforms of BigData and decision "in real time", allowing a prompt reaction to the abrupt change in creditworthiness of clients imposed by the pandemic. In the case of large companies, there was a growth of just under 0.2 p.p. in view of the migration of two cases to default over 90 days (100% provisioned). In this quarter, active overdue loans were assigned, with effect of 0.1 p.p. in the index of individuals.

Coverage Ratio over 90 days


%
245.3
269.2
267.2
225.5
244.9
227.9
299.5
398.2
8.6
8.8
8.6
8.2
8.1
8.5
9.0
9.2
4.2
4.0
3.9
4.1
3.8
4.2
3.2
2.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
E-H Non-Performing Loans
Total Provision
Coverage Ratio over 90 Days

The strengthening of provision in the quarter, along with the decrease in the level of delinquency continue to benefit our coverage ratio, which reached 398.2% in September 2020, the highest historical level of this index. Our level of provisioning in relation to the portfolio was 9.2%, also influenced by the reinforcement of provisions in the quarter.

Summarized Analysis of Recurring Income

NPL *Creation* – 90 days vs. Write-offs

Regarding loan portfolio, total NPL creation registered 0.1% in 3Q20, showing the lowest historical level of this index. The reduction of the NPL creation is related to the decrease in delinquency, which was observed in the 3Q20, mainly in the individuals and micro, small and medium-sized enterprises segments, as mentioned. Furthermore, active loans in the amount of R$335 million were assigned in this quarter, which were overdue, positively influencing the indicator for the individuals portfolio.



R$ million
1.1%
0.9%
1.1%
1.3%
0.8%
1.5%
0.5%
0.1%
4,478
4,650
3,826
4,389
4,532
4,476
5,819
3,591
3,672
4,670
6,982
4,250
2,195
5,526
684
3,837
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Basel Ratio

The Tier I Capital grew in relation to June 2020 primarily by the internal generation of capital (net income), by the lower prudential adjustments and weighted assets, which offset the negative impact of the mark to market of our securities available for sale and the payment of interest on own capital.

The reduction of Tier II Capital is a reflection of the loss of eligibility of subordinate debts (gradual scaling according to the maturity).



17.8%
18.1%
18.6%
18.1%
16.5%
13.9%
15.0%
15.1%
13.7%
14.4%
15.0%
14.7%
13.3%
11.4%
12.5%
12.9%
1.4%
1.4%
1.4%
1.3%
1.3%
1.1%
1.1%
1.1%
12.3%
13.0%
13.7%
13.4%
12.0%
10.3%
11.5%
11.8%
4.2%
3.7%
3.6%
3.4%
3.2%
2.5%
2.5%
2.2%
Tier I
Tier II
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Total Ratio
Common Equity
Tier II
Additional Capital



%
Changes in the Tier I Ratio in the quarter
12.5
1.1
11.5
0.5
(0.1)
(0.2)
0.1
12.9
1.1
11.8
Limits 2020 (1)
8.25% Tier I
6.75% Common Equity
June20
Net Income 3Q20
MTM of Securities and Prudential Adjustments
Interest on Shareholders' Equity
Prudential Adjustments / Weighted Assets
Sept20
Common Equity
Addition Capital

(1) They refer to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15. It is noteworthy that, from April 1, 2020, the minimum required capital shall be 8.25% for tier I capital and 6.75% for the common equity, according to Resolution No. 4,783/20.

Service Network

We are a Bank present throughout Brazil and we also operate in strategic locations abroad. With a wide Service Network and constantly updated, we provide a modern structure, offering practical services in all segments we operate. At the end of the quarter, our Network was comprised of 81,820 points.

Bradesco Varejo

The Bradesco Varejo service network comprises 3,444 branches, 4,529 units dedicated exclusively to conducting business and relationships with clients – service centers, 855 electronic service centers and 40,822 Bradesco Expresso (banking correspondent units), in addition to thousands of ATMs.

Bradesco Varejo has a prominent role in the use of banking services by Brazilians. By being present in all municipalities, Bradesco is frequently the first interaction that clients have with a financial institution. In this way, we contribute to the development of individuals and the communities where they live in.

Bradesco Prime

Bradesco Prime is the segment for high-income individuals, operating throughout Brazil. It has a wide network of Branches and Platforms of service to its clients, including to those with a digital and investor profile. Clients rely on the model of full relationship, with specialists in investments and relationship managers who act in a dedicated manner, with a focus on their individual needs and offering personalized and effective financial planning.

Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring that it will now complement its value proposition to Private offshore with authorization by all American and Brazilian regulators for the completion of the acquisition of BAC Florida Bank.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated investments platform, local and international, exclusive funds, always counting on an experienced team of managers, economists, advisors, in addition to all of our business solutions including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 14 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nation-wide presence, a foreign unit in Luxembourg, in addition to the support of the units abroad located in Cayman, New York, Luxembourg, London and Miami.

Bradesco Corporate

The Bradesco Corporate segment is responsible for serving business groups and focused on both large and medium-sized enterprises. With its offices located in the main financial centers and with a value proposal based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale has been investing in major changes in customer experience and in the journey of Managers, which has been omnichannel and has been using systems like SalesForce and Tableau. Over the quarter, we remodeled our functional structure, eliminating hierarchical levels and addressing the challenge of "span of control" – achieving this without losing sales reps, but gaining productivity and efficiency. We also eliminated two levels, highlighted by the end of Regional Managers in the Corporate segments, and we also merged the Institutional segment with the Multinationals segment.

In addition to the four Corporate units, there are a number of divisions within these areas that observe concepts of size, sectorial and geographical aspects, among others. The four Corporate units are:

- Large Corporate;
- Corporate;
- Multi and Institutional; and
- Corporate One, which includes Middle Market.

Digital Channels

In 9M20, 24.5% of the total loans authorized by the Organization were made available by digital channels, autonomously by clients. In relation to the same period of the previous year, the growth in loans authorized in digital channels was 22% for individuals and 10% for companies. The increase of 19 p.p. in the participation of the mobile channel by individuals stands out, with the total loans authorized for individuals in 9M19 starting at 60% and increasing to 79% in 9M20.

Loans authorized in the Digital Channels



Individuals
R$ billions
12.4
19.2
23.3
48%
60%
79%
52%
40%
21%
9M18
9M19
9M20
Other Digital Channels
Mobile

Highlights

Loans Authorized by Product
9M20 x 9M19

Personal Loans +6% (origination by R$16.6 bi)

Payroll-Deductible Loans Total+93% (origination by R$6.6 bi)

Loans Authorized by Mobile Channel



Evolution Base 100
100
195
313
9M18
9M19
9M20



Companies
R$ billions
14.9
21.8
23.9
8%
12%
16%
92%
88%
84%
9M18
9M19
9M20
Other Digital Channels
Mobile

Highlights

Loans Authorized by Product
9M20 x 9M19

Pronampe (origination by R$1.8 bi)

Advance Payment to Suppliers +11% (origination by R$5.0 bi)

Loans Authorized by Mobile Channel



Evolution Base 100
100
228
332
9M18
9M19
9M20

Accounts opened via App

Individuals



In thousand
151%
116
292
3Q19
3Q20

Companies

Up to **September 2020, 65.7 thousand** accounts were opened.

Launched in May 2019, available only for Companies and Individual Micro Entrepreneur accounts.

BIA | Bradesco Artificial Intelligence

Operating with **92** products and services with high accuracy in responses

Customers and Employee Service

Transfer between Bradesco accounts by voice and text for Individuals mobile

Pioneer Bank on Artificial Intelligence

We have reached the **551.5** million mark of interactions (since implantation)

306.7 million total interactions in 9M20

199.3 million total interactions on **WhatsApp** (Implantation in April 2018)
+5.1 million clients have already interacted with BIA on WhatsApp

Multi-platform
Bradesco App, WhatsApp, Electronic Service Channel (URA), Google Assistant, Alexa and Apple Business Chat

BIA



Total Interactions in millions
37.1
109.0
306.7
9M18
9M19
9M20



BIA Interactions via WhatsApp in millions
50.9
105.3
9M19
9M20

next

In 3Q20, next became a technology company of the Bradesco Organization, which gives it greater autonomy for the implementation of the models that a fintech needs, in addition to making important and strategic moves in the search for exponential and sustainable growth, as well as focus on the main relationship of the customer. Below, we highlight the main launches:

- **nextJoy:** a free digital account for minors created in exclusive partnership with Disney. It is the first project in Latin America that unites a financial institution to the public from 0 to 17 years of age, approximately 54 million Brazilians according to the IBGE; and
- **Apple Pay:** the launch was one of the most anticipated by clients and made next the only digital bank to have the main digital portfolios on the market: Apple Pay, Samsung Pay and Google Pay; and

In the third quarter of 2020, next reached the mark of 3.2 million clients. An evolution has been recorded in the number of transactions. More than 200 million transactions were carried out, a volume 92% higher than in the same period of the previous year. This is one of our main indicators, since it demonstrates a greater client engagement. It is also important to note that, in comparison with the 2Q20, individually, the transactions of payments had a growth of 34%, transfers 46%, insurance 69%, investments 43% and cards 64%. The use of digital portfolios grew 239%.


Accounts
3.2 million
129%
1.4 million
Sept19
Sept20

Projection Dec20
3.5 milion


Amount of Transactions
In Million
105
126
125
171
202
3Q19
4Q19
1Q20
2Q20
3Q20

Average growth of **18%**


next

Client Profile

76% of account openings were not Bradesco accounts

73% Between 18-34 years old

4.3% Churn

77.6 Points NPS

4.7 Rating App Store

4.4 Rating Play Store

Operating Expense per Client

It is worth noting that the average expense per client is achieving significant reduction in face of the assignments that are being made, as well as maximizing the use of our installed base.


Expense by Client
Base 100
100
94
68
55
52
3Q19
4Q19
1Q20
2Q20
3Q20

Customer relationship: We carried over 1.7 million interactions via chat, of which 66% were solved through next BIA (artificial intelligence), which optimized the time and increased and boosted efficiency. In addition, we provide services 24/7 available on social media.

Integration with Ágora: We promote the integration with Ágora Corretora, offering next clients access to more than 350 Investment options and also boosting the register of high-income clients.

Mimos platform: The gratuities platform (Mimos) closed the quarter with 270 brands and 780 offers, which is the most extensive and complete in the market.

Ágora Investimentos (Investments)

ÁGORA INVESTIMENTOS

Ágora, the third largest brokerage house in the country, is an open and independent high-tech investment platform that offers its own products and those of third parties, for all types of investors: whether an individual or a company, Bradesco account holders or non-account holders , which demonstrates our range, flexibility, agility and convenience, serving the investor in multiple relationship channels such as Ágora App, through our web page agorainvestments.com.br, by phone, WhatsApp, email and SMS.


Variation
Mar20 x Sept20
17.8%
26.3%
416.0
449.5
490.0
R$ billion
40.7
50.6
51.4
Mar20
June20
Sept20
Assets under Custody
Number of investors (in thousands)

With R$51.4 billion in assets under custody, we reached, at the end of September 2020, the mark of more than 490 thousand investors (+9.1% in relation to June 2020) and exceeded the mark of R$43 billion in transactions performed by individuals in B3 in the period between June and September 2020.


Reports
YouTube
LinkedIn
Facebook
Instagram
WhatsApp
E-mail
SMS
Site and app
Podcast
E-investidor
Google
Next
Events

Partnerships

In June, in its most recent partnership, Ágora became the official investment house of next, bringing opportunities to over 3 million users.

Since March 2020, Ágora and Grupo Estado – in a partnership that goes beyond news – provide independent and high quality content to its clients in a multiplatform project that includes the news portal E-Investidor, Rádio Eldorado and Jornal Estadão. The partnership presents independent content about economy, financial education and investments. Focused exclusively on the individual investor, the project has impacted an audience of more than 31 million users.

Full and digital experience

The client initiates the relationship with a 100% digital registration and finds a complete portfolio in investments, with the curatorship in the selection of the best products of the market. Ágora has a complete range of investment products, with over 600 options, including own investment funds and of third parties, exclusive COEs, fixed income, future markets and pension plans. It also offers to the investor recommended stock portfolios, with different profiles of companies and industries. These portfolios are accompanied by the risk rating agency Standard & Poor's, ensuring even more transparency and security to the investor. All of this together on a platform that is agile, dynamic and secure, available 24 hours a day through the website or App.

With the ESG (*Environmental, Social and Governance*) criteria revolutionizing the stock market and accompanying this trend, Ágora has developed the Top Green portfolio, 100% focused on stocks of companies that have sustainable practices and are part of the sustainability index of B3 (ISE).

Content and assistance in the decision-making

To assist in the choice of the best investments in accordance with its objectives, the client has access to content, live streaming, podcasts and exclusive reports on several channels, produced daily by a renowned team of market analysts who seek to find the best opportunities. Committed to the development of the investor, Ágora expanded its grid to 4 daily live streams and, today, also offers online advice via the Ágora *Responde* (Answers) live. In addition, it reinforces its commitment to development on the market and the culture of investments through the Ágora Academy, an initiative which provides knowledge about the financial market, investment products and concepts of financial education to professionals of the Bradesco Organization and clients.

Facilities of Bradesco

Bradesco and next clients can open their account in Ágora via Internet Banking or respective apps, thus ensuring a more agile and digital experience. The partnership also has the convenience of the Single Sign On to facilitate your journey of navigating between apps.

Differentials most noted by clients			
Solidity	Relationship	Content	Open Platform
Security	Expertise	Modernity	Trustees

Other 3Q20 information

BAC Florida

In October, all regulatory authorizations were granted for the acquisition of 100% of the share capital of BAC Florida Bank by Bradesco. The acquisition will cost around US$500 million and the completion of the transaction is further subject to compliance with certain contractual conditions.

BAC Florida has been providing financial services in the United States for 45 years, with a particular focus on non-resident, high-income individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. We estimate that the impact from this operation will be 0.2 p.p. on our Basel ratio.

Bitz

In September, Bradesco announced the start of its new company – Bitz Serviços Financeiros S.A., operating in the Brazilian market for Digital Portfolios and Payment Accounts. The company has a partnership with Cielo and will offer the Bitz application, allowing clients to store money, make payments, transfers, receipts, mobile recharge, QR Code payments and online purchases in a wide network of acceptance.

Through this initiative, Bradesco reasserts its commitment to innovate and drive the digital transformation of its services, offering an even more complete portfolio to the market and supporting the financial inclusion of a prominent portion of the population.

Agreement with JP Morgan

In August, Bradesco signed an agreement in August with J.P. Morgan bank to facilitate the potential transfer of providing local services to J.P. Morgan's Private Banking clients who choose to migrate to Bradesco. J.P. Morgan will continue to serve its Brazilian clients as a Global Bank, but it will no longer have a local Private Banking operation in Brazil, making a platform for products and services available abroad. Clients who choose to migrate to Bradesco Private Bank will have access to a wide range of products and services, including succession and foreign exchange guidance, with advice on non-financial assets and structured transactions. This vast portfolio, combined with the expertise, performance and reliability, are credentials that demonstrate Bradesco's ability to provide these services to current J.P. Morgan clients according to their local needs.

Bradesco reinforces its commitment to continue providing high quality services to its clients.

Main Economic Indicators

Main Indicators (%)	3Q20	2Q20	3Q19	9M20	9M19
Interbank Deposit Certificate (CDI)	0.51	0.73	1.54	2.28	4.66
Ibovespa	(0.48)	30.18	3.74	(18.20)	19.18
USD – Commercial Rate	3.01	5.33	8.67	39.95	7.48
General Market Price Index (IGP-M)	9.59	2.66	(0.28)	14.40	4.10
Extended Consumer Price Index (IPCA)	1.24	(0.43)	0.26	1.34	2.50
Business Days (#)	65	61	66	188	189
Calendar Days (#)	92	91	92	274	273
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.6407	5.4760	4.1644	5.6407	4.1644
CDS 5 years (Points)	250	257	137	250	137
Selic - Base Interest Rate (% p.a.)	2.00	2.25	5.50	2.00	5.50
BM&F Fixed Rate (% p.a.)	2.77	2.36	4.85	2.77	4.85

Bradesco's Projections up to 2022

%	2020	2021	2022
USD - Commercial Rate (year-end) - R$	5.40	5.20	5.28
Extended Consumer Price Index (IPCA)	3.10	3.40	3.50
General Market Price Index (IGP-M)	19.80	4.30	4.10
Selic (year-end)	2.00	3.50	5.25
Gross Domestic Product (PIB)	(4.50)	3.50	3.00

This Economic and Financial Analysis Report contains forward-looking statements related to our business. Such statements are based on Management's current expectations, estimates and projections concerning future events and financial trends that may affect our business. However, the forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may be beyond our control. In addition, certain forward-looking statements, such as the guidance, for example, are based on assumptions, which, depending on future events, may not prove to be accurate. Thus, the actual results may differ significantly from the plans, objectives, expectations, forecasts and intentions expressed or implied in such forward-looking statements. The factors that can modify the actual results include changes in business and economic conditions, changes in interest rates, inflation, loss of the ability to capture deposits, and loss of clients or of income, among others.

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Economic and Financial Analysis

Net Interest Income

Net Interest Income Breakdown and Analysis

R$ million	3Q20	2Q20	3Q19	9M20	9M19	Variation 3Q20 x 2Q20 R$	%	3Q20 x 3Q19 R$	%	9M20 x 9M19 R$	%
Net Interest Income	15,288	16,684	14,773	46,471	43,328	(1,396)	(8.4)	515	3.5	3,143	7.3
Client Portion [(1)]	12,794	13,163	12,503	38,921	36,648	(369)	(2.8)	291	2.3	2,273	6.2
Average Balance	577,618	572,420	496,929	563,393	484,050	120		2,030		6,007	
Average Rate	9.2%	9.5%	10.5%	9.3%	10.2%	(489)		(1,739)		(3,734)	
Market Portion [(2)]	2,494	3,521	2,270	7,550	6,680	(1,027)	(29.2)	224	9.9	870	13.0

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the transfer rate of these funds; and
(2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion



10.7%
10.6%
10.5%
10.5%
10.5%
10.0%
9.5%
9.2%
6.3%
6.2%
6.3%
6.3%
5.1%
4.1%
3.0%
2.1%
11,884
11,960
12,185
12,503
12,983
12,964
13,163
12,794
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
Client Portion
Average Rate
Average Interbank Deposit Certificate (CDI)



Change in the Client Portion 3Q20 x 2Q20
13,163
120
(538)
(197)
246
12,794
2Q20
Average Volume
Spread
Products Mix
Number of Days
3Q20

The variation in the quarter reflects the lowest average spreads of the portfolio, caused by the reduction of the Selic rate, and change of the mix of products, resulting from our focus on lines of credit offering flexible terms and rates, particularly in lending operations involving credit card financing, payroll loans and working capital, as well as a shift in client behavior in the present environment, where we saw a reduced use of available loan limits, emphasizing overdraft and personal loan limits online. These effects were partially offset by the growth in the average volume of business, with a highlight to the working capital and real estate financing portfolios as well as the higher number of days.

Net Interest Income with Clients *vs.* Expanded ALL

The improvement in the net spread in this quarter is related to the decrease of expenditure with ALL, which offset the lower average spreads of the portfolios, as mentioned. Our internal studies indicate, at this moment, the need to reinforce provisions related to the adverse economic scenario, which totaled R$2.6 billion this quarter, a lower level than previous quarters (R$3.8 billion for the 2Q20 and R$2.7 billion for the 1Q20). Excluding this effect, the net spread would be 6.9% (5.8% for the 2Q20), which better reflects the performance of our net interest income with clients.



31.9%
30.1%
28.6%
26.7%
30.7%
51.7%
67.5%
43.7%
7.2%
7.3%
7.4%
7.6%
7.2%
4.7%
3.0%
5.1%
R$ million
11,884
11,960
12,185
12,503
12,983
12,964
13,163
12,794
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
8,098
8,356
8,698
9,167
9,002
6,256
4,273
7,206
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
Expanded ALL
Net Client Portion
Expanded ALL / Client Portion - Gross %
Net Spread %

Net Interest Income – Market Portion

The reduction in interest rates impacted the result of working capital in the quarter and, moreover, there were lower gains with our treasury position.

Main Indicators of Loan Portfolio

Delinquency Ratio

Over 90 days


%
4.4
4.3
4.3
4.3
4.4
4.8
4.5
3.4
4.2
4.2
4.1
4.3
3.7
4.5
3.1
1.9
3.5
3.3
3.2
3.6
3.3
3.7
3.0
2.3
1.5
1.0
0.8
1.9
0.8
1.2
0.5
0.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction of the indicator for individuals and for micro, small and medium-sized enterprises remains related to the actions implemented during 2020 to provide liquidity to clients seeking a readjustment of their cash flows during the current economic scenario. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. We also promoted important innovations to the Credit and Recovery policies to deploy new algorithms supported on platforms of BigData and decision "in real time", allowing a prompt reaction to the abrupt change in creditworthiness of clients imposed by the pandemic. In the case of large companies, there was a growth of just under 0.2 p.p. in view of the migration of two cases to default over 90 days (100% provisioned). In this quarter, active overdue loans were assigned, with effect of 0.1 p.p. in the index of individuals.

Below, we list our total delinquency and corporate portfolios ratios excluding 100% provisioned operations:


%
1.8
1.8
1.8
1.9
1.4
1.8
1.3
0.6
1.4
1.3
1.3
1.6
1.3
1.5
1.2
0.8
0.6
0.2
0.2
1.0
0.1
0.2
0.2
-
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15-90 days


%
4.8
5.3
5.2
4.8
4.8
5.6
3.6
3.4
4.3
4.5
4.0
3.5
4.2
4.8
2.6
2.6
3.5
3.8
3.9
3.5
3.6
4.2
2.4
2.3
0.9
0.9
1.5
1.1
0.7
1.1
0.3
0.1
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction in the indicator, in both the annual and quarterly perspective, remains related to the actions implemented during 2020, with the aim to provide a greater liquidity to clients seeking a readjustment of their cash flows during the current economic scenario.

Credit Assignments

In the 3Q20, loan assignments were made (without the retention of risks and benefits) in the amount of R$820 million, of which R$335 million were related to active operations and R$485 million related to operations already written-off for losses. The gross sale value of these portfolios was R$81 million.

Main Indicators of Loan Portfolio

Coverage Ratios, Allowance for loan Losses and Overdue Loans

Our coverage ratios (60 and 90 days) reached 337.4% and 398.2%, respectively. The increases in this quarter are related to the reduction in the level of delinquency and the strengthening of provision, benefitting our coverage ratio, which increased by 98.7 p.p. for this quarter. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning, growing since March 2020. The balance of our provision reached R$44.9 billion in September 2020 and our level of provisioning in relation to the portfolio increased by 0.2 p.p. in the quarter, influenced by the reinforcement of provisions, representing 9.2% of the portfolio. In September 2020, we highlighted the 23% and 21% reduction in our overdue operations over 60 days and 90 days, respectively, compared to June 2020.



474.0% 548.0% 517.0% 392.0% 481.0% 425.0% 602.0% 994.0%
245.3% 269.2% 267.2% 225.5% 244.9% 227.9% 299.5% 398.2%
201.6% 220.2% 209.3% 188.5% 193.6% 184.2% 249.8% 337.4%
124.9% 125.6% 122.3% 115.6% 119.6% 121.4% 123.8% 120.6%
R$ million
35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894
17,403 16,798 17,611 19,171 19,008 21,972 17,296 13,304
14,302 13,739 13,795 16,024 15,026 17,759 14,428 11,276
Dec18 Mar19 June Sept Dec Mar20 June Sept
Total Provision (A)
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)
Coverage Ratio over 90 Days (A/C)
Coverage Ratio over 60 Days (A/B)
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

NPL Creation – 90 days *vs.* Write-offs

Regarding loan portfolio, total NPL creation registered 0.1% in 3Q20, showing the lowest historical level of this index. The reduction of the NPL creation is related to the decrease in delinquency, which was observed in the 3Q20, mainly in the individuals and micro, small and medium-sized enterprises segments, as mentioned. Furthermore, active loans in the amount of R$335 million were assigned in this quarter, which were overdue, positively influencing the indicator for the individuals portfolio. Below, we have demonstrated the opening of the NPL creation per portfolio:



Total - 90 days
1.1% 0.9% 1.1% 1.3% 0.8% 1.5% 0.5% 0.1%
R$ million
4,478 4,650 3,826 4,389 4,532 4,476 5,819 3,591 3,672 4,670 6,982 4,250 2,195 5,526 684 3,837
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Large Corporates
0.5% - 0.3% 1.2% - 0.7% - 0.2%
R$ million
627 672 18 530 334 587 1,489 215 (431) 870 934 279 (269) 633 249 34
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Micro, Small and Medium-Sized Enterprises
1.4% 1.3% 1.4% 1.4% 0.8% 1.9% 0.1% 0.1%
R$ million
1,266 1,344 1,233 1,332 1,356 1,322 1,362 1,026 856 1,234 2,074 1,103 85 1,677 146 1,152
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Individuals
1.3% 1.3% 1.4% 1.3% 1.4% 1.7% 1.2% 0.1%
R$ million
2,585 2,634 2,575 2,527 2,843 2,567 2,969 2,350 3,248 2,566 3,974 2,868 2,379 3,216 289 2,651
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
NPL Creation - 90 days
Write-offs
NPL Creation - 90 days / Loan Portfolio (Bacen)

Loan Portfolio

Bacen Portfolio *vs.* Expanded Portfolio

The loan portfolio (Bacen) of September 2020 registered an increase in the quarter, being boosted mainly by operations with individuals, with emphasis on operations related to real estate financing, credit card and payroll-deductible loans, which presented an increase in both the quarter comparison and in the period of 12 months. In the annual comparison, operations with companies increased 12.4%, highlighting the following products: working capital and rural loans.

Our average daily origination of the 3Q20 in comparison with the 3Q19, increased 19%, boosted by operations with individuals. It should be noted that loans authorized for individuals through digital channels reached R$9.2 billion in the 3Q20 (+29% in relation to the 3Q19) and from this total there was an increase of 71% in the individuals mobile channel only, all that in relation to the 3Q19 releases, reaching R$7.7 billion in this quarter.

In the expanded portfolio, we highlight the growth in the quarter and in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporates.

R$ million	Sept20	June20	Sept19	Variation % Quarter	Variation % 12 months
Individuals	240,921	233,734	220,615	3.1	9.2
Companies	249,122	245,591	221,544	1.4	12.4
Loan Portfolio - Bacen	**490,043**	**479,325**	**442,160**	**2.2**	**10.8**
Sureties and Guarantees	80,317	82,416	76,813	(2.5)	4.6
Operations bearing Credit Risk - Commercial Portfolio [1]	69,367	70,791	52,771	(2.0)	31.5
Other [2]	24,687	28,583	23,074	(13.6)	7.0
Expanded Loan Portfolio	**664,414**	**661,115**	**594,817**	**0.5**	**11.7**
		Without exchange variation		**0.3**	**9.8**

(1) It includes debentures operations and promissory notes; and

(2) It considers letters of credit, advances of credit card receivables, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), receivables-backed investment funds (FIDC) and co-obligation in the assignment (CRI and rural credit).

Expanded Loan Portfolio

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Sept20	June20	Sept19	Variation % Quarter	Variation % 12 months
Individuals	**243,404**	**236,004**	**222,036**	**3.1**	**9.6**
Consumer Financing	**160,982**	**157,988**	**151,230**	**1.9**	**6.4**
Payroll-deductible Loans	66,404	65,448	60,258	1.5	10.2
Credit Card	37,604	35,074	37,280	7.2	0.9
CDC / Vehicle Leasing	28,472	28,292	27,480	0.6	3.6
Personal Loans	28,502	29,174	26,212	(2.3)	8.7
Real Estate Financing	**52,287**	**49,049**	**42,931**	**6.6**	**21.8**
Other Products	**30,134**	**28,967**	**27,875**	**4.0**	**8.1**
Rural Loans	9,910	9,734	8,736	1.8	13.4
BNDES/Finame Onlendings	5,805	5,773	5,804	0.6	-
Other	14,420	13,461	13,335	7.1	8.1
Companies	**421,010**	**425,111**	**372,781**	**(1.0)**	**12.9**
Working Capital	91,238	82,290	57,712	10.9	58.1
Foreign Trade Finance	62,475	67,684	58,379	(7.7)	7.0
Real Estate Financing	14,890	15,485	19,900	(3.8)	(25.2)
BNDES/Finame Onlendings	16,963	16,594	17,013	2.2	(0.3)
Overdraft Account	4,251	5,299	6,541	(19.8)	(35.0)
CDC / Leasing	15,943	15,796	13,421	0.9	18.8
Rural Loans	12,874	13,968	10,328	(7.8)	24.6
Sureties and Guarantees	79,566	81,688	76,048	(2.6)	4.6
Operations bearing Credit Risk - Commercial Portfolio	69,367	70,791	52,771	(2.0)	31.5
Other	53,444	55,517	60,668	(3.7)	(11.9)
Expanded Loan Portfolio	**664,414**	**661,115**	**594,817**	**0.5**	**11.7**
Real	621,555	613,846	558,058	1.3	11.4
Foreign Currency	42,859	47,269	36,759	(9.3)	16.6

Expanded Loan Portfolio

Real Estate Financing


R$ million
Portfolio
38,284
39,759
41,282
42,931
44,288
46,173
49,049
52,287
23,000
21,537
20,565
19,900
16,935
15,768
15,485
14,890
Quartely origination
4,227
1,317
2,910
3,738
926
2,812
4,683
1,452
3,231
4,858
1,183
3,675
4,585
1,312
3,273
4,516
954
3,562
4,788
535
4,253
6,322
860
5,462
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Borrower
Builder
Individuals
Companies


Units Financed
19,964
7,340
12,624
16,145
1,601
14,544
20,760
3,876
16,884
3Q19
2Q20
3Q20
Borrower
Builder

Payroll-Deductible Loans


Distribution of the Portfolio by Sector
5.5%
46.6%
Sept20
47.9%
Private Sector
Public Sector
Social Security National Institute (INSS)/Dataprev

In September 2020, our market share in payroll-deductible loans reached 16.1%, decrease of 0.1 p.p. in 12 months and growth of 1.4 p.p. in the last 24 months.


Portfolio
71.9%
71.2%
70.6%
69.7%
70.1%
68.8%
69.2%
70.0%
R$ million
50,932
38,092
74.8%
12,840
25.2%
53,505
41,239
77.1%
12,266
22.9%
57,318
44,634
77.9%
12,684
22.1%
60,258
47,386
78.6%
12,872
21.4%
62,987
50,123
79.6%
12,864
20.4%
65,320
52,864
80.9%
12,456
19.1%
65,448
53,374
81.6%
12,074
18.4%
66,404
55,215
83.1%
11,189
16.9%
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Network of Branches
Correspondent / Other Channels
As a % of total Personal Loans

Vehicle Financing


Portfolio
R$ million
36,811
12,564
24,247
38,226
13,062
25,164
40,527
13,979
26,547
43,260
15,255
28,005
45,960
16,444
29,516
47,087
17,084
30,003
45,369
16,576
28,793
45,786
16,830
28,956
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Individuals
Companies


Distribution of the Portfolio by Product
7.4%
1.6%
Sept20
91.0%
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Sept20	%	June20	%	Sept19	%
Economic Sector						
Public Sector	**16,037**	**2.4**	**18,012**	**2.7**	**15,982**	**2.7**
Oil, derivatives and aggregate activities	11,957	1.8	12,346	1.9	10,600	1.8
Production and distribution of electricity	3,180	0.5	4,506	0.7	4,475	0.8
Other sectors	900	0.1	1,160	0.2	907	0.2
Private Sector	**648,376**	**97.6**	**643,103**	**97.3**	**578,835**	**97.3**
Companies	**404,973**	**61.0**	**407,099**	**61.6**	**356,799**	**60.0**
Real estate and construction activities	33,644	5.1	34,547	5.2	34,756	5.8
Retail	40,614	6.1	41,256	6.2	36,923	6.2
Transportation and concession	34,531	5.2	33,843	5.1	28,325	4.8
Services	37,349	5.6	37,618	5.7	30,284	5.1
Wholesale	21,695	3.3	21,138	3.2	17,763	3.0
Automotive	24,430	3.7	27,330	4.1	17,967	3.0
Food products	16,106	2.4	16,032	2.4	12,346	2.1
Other sectors	196,604	29.6	195,335	29.5	178,435	30.0
Individuals	**243,404**	**36.6**	**236,004**	**35.7**	**222,036**	**37.3**
Total	**664,414**	**100.0**	**661,115**	**100.0**	**594,817**	**100.0**

Diversified loan portfolio and with low concentration in sectors of higher risk

Sectors most exposed to the impacts of the current crisis

0.6% Leisure and tourism

0.2% Airline companies

Changes in the Expanded Loan Portfolio by Rating

In the last 12 months, 95.1% of operations with new clients were classified in ratings AA to C, which reflects the quality of new captures and loan granting processes.

Changes in Expanded Loan Portfolio by Rating between September 2019 and 2020	Total Credit on September 2020		New Customers between October 2019 and September 2020		Remaining customers from September 2019	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	588,461	88.5	50,490	95.1	537,971	88.0
D	23,733	3.6	759	1.4	22,974	3.8
E - H	52,221	7.9	1,834	3.5	50,387	8.2
Total	**664,414**	**100.0**	**53,083**	**100.0**	**611,331**	**100.0**

Expanded Loan Portfolio by Rating and Client Size (%)

Client Profile	Sept20 By Rating			June20 By Rating			Sept19 By Rating		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.1	2.0	8.9	89.8	2.6	7.7	89.0	1.6	9.4
Micro, Small and Medium-Sized Enterprises	87.5	4.8	7.7	88.9	2.9	8.1	88.6	2.3	9.1
Individuals	88.5	4.9	6.6	90.8	2.1	7.0	91.9	1.7	6.4
Total	**88.5**	**3.6**	**7.9**	**90.0**	**2.5**	**7.5**	**90.0**	**1.8**	**8.2**

Expanded Loan Portfolio

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, even with the strong growth of the portfolio demonstrating our diversification of clients.


%
32.5
32.7
33.5
34.8
32.6
26.5
26.5
27.0
27.7
26.0
18.2
17.4
17.5
17.2
15.8
12.0
11.3
11.0
10.7
10.0
1.8
1.6
1.9
1.9
1.8
Sept19
Dec
Mar20
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

(%)	Sept20	June20	Sept19
1 to 30 days	9.3	9.4	11.2
31 to 60 days	5.1	5.9	6.7
61 to 90 days	5.0	4.9	5.7
91 to 180 days	10.4	11.1	10.9
Short-Term	**29.8**	**31.3**	**34.5**
181 to 360 days	17.2	17.8	14.9
More than 360 days	53.0	50.9	50.6
Medium/ Long-Term	**70.2**	**68.7**	**65.5**

(1) Only normal course operations of Bacen Portfolio.

Bacen Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of our loan portfolio, a comparative summary of the main figures and indicators is presented below:

R$ million (except %)	Sept20	June20	Sept19	Variation% (unless otherwise stated) Quarter	12 months
Total Provision	**44,894**	**43,209**	**36,142**	**3.9**	**24.2**
- Specific	11,145	12,905	14,835	(13.6)	(24.9)
- Generic	23,378	18,290	14,407	27.8	62.3
- Complementary	10,370	12,014	6,899	(13.7)	50.3
Specific Provision / Total Provision (%)	24.8	29.9	41.0	(5.0) p.p.	(16.2) p.p.
Total Provision / Loans (%)	9.2	9.0	8.2	0.1 p.p.	1.0 p.p.
AA - C Rated Loans / Loans (%)	87.9	89.7	90.1	(1.8) p.p.	(2.1) p.p.
D-rated Loans / Loans (%)	4.2	2.5	2.0	1.7 p.p.	2.2 p.p.
E-H rated Loans / Loans(%)	7.9	7.8	7.9	0.1 p.p.	-
D-rated loans	20,361	11,745	8,841	73.4	130.3
Provision for D-rated loans	5,386	2,812	1,978	91.6	172.3
Provision / D-rated loans (%)	26.5	23.9	22.4	2.5 p.p.	4.1 p.p.
D-H rated Non-Performing Loans	15,716	18,394	20,946	(14.6)	(25.0)
Total Provision / D-H-rated Non-performing Loans (%)	285.7	234.9	172.5	50.8 p.p.	113.1 p.p.
E-H Rated Loans	38,926	37,410	34,900	4.1	11.5
Provision for E-H rated loans	32,211	32,533	28,983	(1.0)	11.1
Provision / E-H rated loans (%)	82.8	87.0	83.0	(4.2) p.p.	(0.3) p.p.
E-H rated Non-Performing Loans	12,993	15,541	18,257	(16.4)	(28.8)
Total Provision / E-H-rated Non-performing Loans (%)	345.5	278.0	198.0	67.5 p.p.	147.6 p.p.

Main Funding Sources

Funds Raised and Managed

R$ million	Sept20	June20	Sept19	Variation % Quarter	Variation % 12 months
Demand Deposits	50,640	45,547	35,635	11.2	42.1
Savings Deposits	129,670	123,270	109,080	5.2	18.9
Time Deposits + Debentures	354,112	335,273	196,317	5.6	80.4
Borrowing and Onlending	53,896	54,500	55,500	(1.1)	(2.9)
Funds from Issuance of Securities	154,003	161,704	163,130	(4.8)	(5.6)
Subordinated Debts	16,833	16,579	16,190	1.5	4.0
Eligible Debt Capital Instruments	37,274	36,958	36,537	0.9	2.0
Subtotal	**796,428**	**773,831**	**612,389**	**2.9**	**30.1**
Securities Sold Under Agreements to Repurchase [1]	272,717	226,929	228,462	20.2	19.4
Interbank Deposits	1,043	1,094	562	(4.7)	85.6
Working Capital (Own/Managed)	113,637	110,826	111,302	2.5	2.1
Foreign Exchange Portfolio	34,439	32,646	33,495	5.5	2.8
Payment of Taxes and Other Contributions	4,784	3,855	4,318	24.1	10.8
Technical provisions for insurance, pension plans and capitalization bonds	279,186	274,861	269,675	1.6	3.5
Funds raised	**1,502,234**	**1,424,042**	**1,260,203**	**5.5**	**19.2**
Funds and Managed Portfolios	**972,530**	**940,430**	**995,477**	**3.4**	**(2.3)**
Total Assets under Management	**2,474,764**	**2,364,472**	**2,255,680**	**4.7**	**9.7**

(1) It does not consider debentures.

Loans *vs.* Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

R$ million	Sept20	June20	Sept19	Variation % (unless otherwise) Quarter	Variation % (unless otherwise) 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	55,424	49,402	39,953	12.2	38.7
Savings Deposits	129,670	123,270	109,080	5.2	18.9
Time Deposits + Debentures	354,112	335,273	196,317	5.6	80.4
Funds from Financial Bills	142,007	149,563	159,255	(5.1)	(10.8)
Customer Funds [1]	**681,213**	**657,508**	**504,605**	**3.6**	**35.0**
(-) Reserve Requirements	(81,310)	(80,972)	(86,347)	0.4	(5.8)
(-) Available Funds (Brazil)	(19,180)	(17,337)	(12,215)	10.6	57.0
Customer Funds Net of Reserve Requirements	**580,723**	**559,199**	**406,043**	**3.8**	**43.0**
Borrowing and Onlending	53,896	54,500	55,500	(1.1)	(2.9)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	86,617	81,112	77,333	6.8	12.0
Total Funding (A)	**721,236**	**694,811**	**538,876**	**3.8**	**33.8**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**584,097**	**578,699**	**518,004**	**0.9**	**12.8**
B / A	**81.0%**	**83.3%**	**96.1%**	**(2.3) p.p.**	**(15.1) p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Insurance, Pension Plans and Capitalization Bonds

Below is an analysis of Grupo Bradesco Seguro's Balance Sheet and Consolidated Statement of Income.

Consolidated Balance Sheet

R$ million	Sept20	June20	Sept19	Variation % Sept20 x June20	Variation % Sept20 x Sept19
Assets					
Current and Long-Term Assets	**324,838**	**320,560**	**317,161**	**1.3**	**2.4**
Securities	312,819	308,833	306,150	1.3	2.2
Receivable insurance premiums	3,938	3,623	3,979	8.7	(1.0)
Other receivables	8,081	8,104	7,032	(0.3)	14.9
Permanent Assets	**7,006**	**6,795**	**7,315**	**3.1**	**(4.2)**
Total	**331,844**	**327,355**	**324,477**	**1.4**	**2.3**
Liabilities					
Current and Long-Term Liabilities	**290,749**	**286,989**	**287,008**	**1.3**	**1.3**
Technical provisions for insurance, pension plans and capitalization bonds	279,186	274,861	269,676	1.6	3.5
Tax, Civil and Labor Contingencies	2,689	2,667	2,430	0.8	10.7
Payables on Insurance, Pension Plan and Capitalization Bond Operations	1,599	1,541	581	3.8	175.2
Other liabilities	7,275	7,920	14,321	(8.1)	(49.2)
Non-controlling Interest	**801**	**802**	**728**	**(0.1)**	**10.1**
Shareholder's Equity (1)	**40,293**	**39,564**	**36,741**	**1.8**	**9.7**
Total	**331,844**	**327,355**	**324,477**	**1.4**	**2.3**

(1) In September 2020, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaling R$20,685 million.

Consolidated Statement of Income

R$ million	3Q20	2Q20	3Q19	9M20	9M19	Variation % 3Q20 x 2Q20	Variation % 3Q20 x 3Q19	Variation % 9M20 x 9M19
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income (1)	11,416	10,327	11,459	33,143	33,630	10.5	(0.4)	(1.4)
Retained Claims	(7,237)	(5,517)	(7,165)	(19,893)	(20,423)	31.2	1.0	(2.6)
Capitalization Bond Draws and Redemptions	(1,261)	(1,081)	(1,451)	(3,644)	(4,198)	16.7	(13.1)	(13.2)
Selling Expenses	(795)	(782)	(809)	(2,352)	(2,419)	1.7	(1.7)	(2.8)
Financial Results	1,009	831	1,439	2,587	4,303	21.4	(29.9)	(39.9)
Income from Insurance, Pension Plans and Capitalization Bonds	**3,131**	**3,778**	**3,473**	**9,840**	**10,893**	**(17.1)**	**(9.9)**	**(9.7)**
Fee and Commission Income	490	450	508	1,415	1,535	8.9	(3.5)	(7.8)
Personnel Expenses	(381)	(372)	(462)	(1,152)	(1,318)	2.4	(17.5)	(12.6)
Other Administrative Expenses	(355)	(355)	(382)	(1,074)	(1,109)	0.1	(7.0)	(3.1)
Tax Expenses / Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries / Other Operating Income / Expenses	(582)	(1,189)	(139)	(2,447)	(1,017)	(51.1)	318.7	140.6
Operating Income	**2,302**	**2,312**	**2,998**	**6,581**	**8,984**	**(0.4)**	**(23.2)**	**(26.7)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(977)	(951)	(1,113)	(2,737)	(3,452)	2.7	(12.3)	(20.7)
Recurring Net Income	**1,325**	**1,361**	**1,885**	**3,844**	**5,532**	**(2.6)**	**(29.7)**	**(30.5)**

(1) It includes reinsurance premiums.

Note: For comparison purposes, the effects of non-recurring events are not considered.

Insurance, Pension Plans and Capitalization Bonds

Net Income Distribution and Revenue of Insurance, Pension Plans and Capitalization Bonds

Net Income


R$ million
22.3 23.4 23.7 24.1 24.2 13.4 15.5 14.9
1,782 1,814 1,833 1,885 1,919 1,158 1,361 1,325
1,003 934 830 910 1,029 811 583 639
355 398 514 549 465 41 341 349
323 340 326 271 269 181 359 232
101 142 163 155 156 125 78 105
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Life and Pension Plans
Health
ROAE - %
Property & Casualty and Others
Capitalization Bonds

Written Premiums, Pension Plan Contributions and Capitalization Bond Income – Revenue


R$ million
19,187 18,062 18,822 19,746 21,038 18,966 16,466 20,144
9,659 8,685 8,920 9,661 10,845 9,062 7,148 10,068
6,574 6,586 6,725 6,901 7,117 7,146 6,871 7,181
1,385 1,313 1,535 1,550 1,422 1,298 1,242 1,485
1,569 1,478 1,642 1,634 1,654 1,460 1,205 1,410
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Life/AP/VGBL/PGBL/Basic Lines
Health
Auto/P&C + DPVAT
Capitalization Bonds

In relation to the 3Q19, the net income of the 3Q20 was impacted by the decrease in financial results, justified by the behavior of the economic-financial ratios, which impacted the performance of the financial applications. In addition, based on our risk measurement models, we recognize R$151 million in expenses related to the adverse economic scenario (R$747 million for the 2Q20). Regarding the quarterly comparison (3Q20 *vs.* 2Q20), the reduction reflects mainly the lower results in the "Health" line, driven by the gradual resumption of elective procedures, which were influenced by social distancing, impacting our claims expenses. We highlight below the performance of the companies of the Insurance Group:

- **Bradesco Saúde (Health)**: in comparison with the 3Q19, net income showed a reduction, mainly by the drop in the financial results, justified by the behavior of the economic-financial ratios and the gradual resumption of elective procedures, which were influenced by social distancing.
- **Bradesco Auto/RE (Auto/P&C)**: in comparison with the 3Q19, the reduction in net income is impacted by lower revenues, partly by the increased frequency of claims in the automobile line, due to the gradual resumption of urban traffic, and by the smaller financial result in the period.
- **Bradesco Vida e Previdência (Life and Pension Plans)**: compared to 3Q19, the reduction in net income is impacted by the increase in the claims ratio in the "Life" line impacted by the increase in indemnifiable events related to the pandemic and the drop in financial income.
- **Bradesco Capitalização (Capitalization Bonds)**: compared to 3Q19, the reduction in net income is impacted by decrease in revenues and financial results, due to the behavior of the economic and financial ratios.

We also highlight the advance of the commercialization of products through the digital channels, whose revenues in the 3Q20 surpassed R$282 million, totaling more than 289 thousand of transactions, growth of 59.3% in comparison to the 3Q19 and 18.5% in comparison to the 2Q20.

Performance Ratios


%
Claims Ratio (1) (6)
70.4 68.5 72.5 74.2 74.2 72.9 70.7 76.3
62.4 74.7
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q


%
Expense Ratio (2)
8.3 8.2 8.3 8.2 8.3 8.0 8.5 7.8
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q


%
Administrative Efficiency Ratio (3)
4.3 4.0 4.2 4.3 4.0 4.0 4.3 3.7
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q


%
Combined Ratio (4) (5) (6)
80.8 80.3 84.5 84.4 84.2 83.6 83.2 87.6
74.5 86.0
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q

(1) Retained Claims/Earned Premiums; (2) Selling Expenses/Earned Premiums; (3) Administrative Expenses/Net Written Premiums; (4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and (5) Excludes additional provisions; and (6) Dotted line: Considers in the indicators, the effects of the provisions made for adverse economic scenarios.
Note: For comparison purposes, the effects of non-recurring events are not considered.


Clients (1) and Employees
28,537 29,237 29,771
7,394 7,321 7,308
Sept19 June20 Sept20
Policyholders / Pension Plan Participants and Capitalization Bond Customers (thousands)
Number of Employees

(1) It excludes overlap of clients.

Insurance, Pension Plans and Capitalization Bonds

Combined Ratio per Industry


%
99.8
98.4
98.0
99.1
98.2
96.9
92.0
96.7
93.8
92.6
95.5
97.1
95.3
95.4
82.0
95.6
66.8
61.8
54.4
50.4
55.7
54.6
56.1
53.5
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
Health
Auto/P&C
Life

Claims Ratio per Industry


%
84.0
81.1
86.7
87.9
86.1
84.2
84.6
70.4
68.5
72.5
74.2
74.2
72.9
70.0
74.7
62.4
61.9
59.2
59.2
58.8
59.3
57.9
56.3
49.3
45.8
39.0
31.2
33.3
29.5
34.8
33.9
31.8
33.3
32.3
28.5
30.3
31.1
29.7
23.5
25.3
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Expense Ratio per Industry


%
21.1
21.3
21.0
21.3
20.8
20.4
22.5
19.7
17.3
17.1
17.6
18.0
20.3
20.0
18.0
18.3
16.7
16.7
17.2
16.8
17.1
16.7
17.7
17.0
8.3
8.2
8.3
8.2
8.3
8.0
8.5
7.8
4.6
4.6
4.6
4.5
4.8
4.4
5.1
4.5
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
Life/AP
Property & Casualty
Auto/Optional Third-Party Liability
Total
Health

Technical Provisions


R$ million
258,755
261,106
265,241
269,675
274,765
272,257
274,861
279,186
234,661
236,888
240,388
244,312
249,240
246,298
250,168
253,240
12,390
11,727
11,325
10,392
10,378
10,756
11,014
11,132
8,187
8,336
8,538
8,699
8,838
8,854
8,755
8,815
4,608
4,567
4,665
4,791
4,753
4,541
4,391
4,531
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Insurance, Pension Plans and Capitalization Bonds

Life and pension plans


R$ million
910
583
639
2,674
2,033
9,661
7,148
10,068
27,266
26,278
3Q19
2Q20
3Q20
9M19
9M20
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 3Q19, net income is influenced by the increase in the claims ratio in the "Life" line, impacted by the indemnifiable events associated with the pandemic, decrease in financial results, due to the behavior of the economic-financial ratios and the decrease in fees and commission income, offset by the growth in revenues and the reduction in the administrative expenses.

In comparison with 2Q20, the growth of net income was driven by the increase in the income, the improvement in the administrative efficiency ratio, the growth in fee and commission income, compensated by the increase in the indemnifiable events associated with the pandemic and the drop in the financial results, due to the behavior of the economic-financial ratios.

Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents
32,203
32,377
32,022
Sept19
June20
Sept20


In thousand
Number of Pension and VGBL Participants
2,942
2,893
2,882
Sept19
June20
Sept20

Health


R$ million
271
359
232
937
772
6,450
6,408
6,710
18,864
19,804
3Q19
2Q20
3Q20
9M19
9M20
Net Written Premiums
Net Income

Note: It considers the companies Bradesco Saúde and Mediservice. For comparison purposes, effects of non-recurring events are not considered.

In comparison with 3Q19, the net income showed a reduction, especially by the drop in financial results, due to the behavior of the economic-financial ratios, offset by the growth in revenues, and by the improvement in claims ratio, impacted by the smallest number of working days.

In comparison with 2Q20, the reduction in net income was sensitized by the increase in the claims ratio, driven by the greater number of working days and gradual resumption of elective procedures, which is influenced by the social distancing, offset by the growth in revenues, and the increase in financial results.

Number of Bradesco Saúde and Mediservice Policyholders


In thousand
3,609
136
3,473
3,622
130
3,492
3,535
128
3,407
Sept19
June20
Sept20
Company Health Plans
Individual Health Plans

Insurance, Pension Plans and Capitalization Bonds

Capitalization Bonds


R$ million
155
78
105
460
308
1,634
1,205
1,410
4,754
4,075
3Q19
2Q20
3Q20
9M19
9M20
Capitalization Bond Income
Net Income

In relation to the 3Q19, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial indexes.

In the comparison with the 2Q20, the evolution of the income is related to the growth in revenue (net of draws, redemptions and commercialization expenses) and to the increase in the financial income, due to the behavior of the economic-financial indexes.

We also highlight that we have maintained our leadership in this market, with a Market Share of 24.5% (SUSEP – August 2020).


In thousand
Number of Active Capitalization Bonds
2,733
2,633
2,565
23,105
19,706
28,721
7,387
7,231
7,161
15,718
12,475
21,560
Sept19
June20
Sept20
Active Capitalization Bonds
Active Drawing Right Assignment
Customers

Auto and Property & Casualty


R$ million
84
82
62
282
258
1,531
1,239
1,484
4,316
4,013
3Q19
2Q20
3Q20
9M19
9M20
Net Written Premiums
Net Income

In relation to the 3Q19, the net income decrease reflects the drop in revenues, the lower financial income, due to the behavior of the economic-financial indexes, offset by the improvement of the claims ratios, influenced by the lower frequency of claims due to reduced urban traffic and by the reduction in the administrative expenses.

In the comparison with the 2Q20, the net income was impacted by the increase of the claims ratio, influenced by the increase in the frequency of claims, due to the gradual resumption of urban traffic, in addition to the greater number of working days, offset by the growth in revenues, the reduction in administrative expenses, and the increase in financial results, due to the behavior of the economic-financial indexes.


Number of Policyholders
In thousand
2,825
2,818
2,745
1,263
1,302
1,226
1,562
1,516
1,519
Sept19
June20
Sept20
Auto/Optional Third-Party Liability
P&C

Insurance, Pension Plans and Capitalization Bonds

Dynamics of the Insurance business in view of the adverse economic scenario

With the relative improvement due to the partial reopening of the sectors of the economy, the 3Q20 was marked by the gradual recovery after the low level of activity characterized by the period of the COVID-19 pandemic, as a result of restrictions and social distancing measures that still prevail in the country. A significant part of the companies, in particular in the services sector, has not resumed on-site working, opting to maintain the home office system.

This movement, characterized by the resumption of indemnifiable events, impacted the claims ratio and the Income from Insurance, Pension Plans and Capitalization Bonds, when comparing quarters. However, during the period, we can still verify a performance that exceeds what was seen in 2019. This performance has offset the drop in the financial income, a direct reflection on the performance of the indexes of the main assets guaranteeing the technical provisions of the Insurance Group.

In addition, as in the previous quarters due to the impacts of the COVID-19 pandemic, Management has reinforced its estimates of events that could result in an increase in cash outflows. In the 3Q20, there was a constitution of R$151 million, impacting the results of the quarter (R$747 million in the 2Q20).

To facilitate and simplify the service to customers, Grupo Bradesco Seguros has intensified the investments in technology and innovation aiming at the development of their digital channels, whose sales grew 46% in the quarter, in comparison to the same period of 2019, comprising eleven products commercialized 100% online.

Committed since the beginning of the pandemic to actions focused on the well-being and convenience of its beneficiaries, such as the provision of a 24/7 medical center and a support network for Meu Doutor (My Doctor) Novamed clinics, Bradesco Saúde has conducted 45 thousand appointments by video since the beginning of operation of Saúde Digital (Digital Health), with a rate of 80% of problems solved in the remote care. In Pension Plans, the digital channels and applications available were expanded to managers for online sales, including a specific tool for mobile and electronic signature by biometrics.

Now in Auto Insurance, in view of the protection of the remote work, Bradesco Auto/RE has enhanced the covers for commercial activities at home, insurance for more sophisticated equipment installed in homes and business insurance, with exclusive contracts for micro entrepreneurs, as well as the extension of protections for machinery, furniture, utensils, goods and natural disasters. In addition, it reinforced the multichannel concept, adding new features to its application Assistência Dia & Noite (Day & Night Assistance), which allows access to information of the policy and request for emergency assistance, and also to Bradesco Corretor (Broker), aiming to further streamline the work of this professional.

The broker was also the object of a series of live streams promoted by the Group focused on the scenario of the pandemic, covering topics such as training in a virtual environment, emotional management, leadership and new paths to offer insurance.

From the point of view of new products, Bradesco Saúde has expanded its line of regional plans, with the launches of Efetivos Campinas, Paraíba, Ceará, Piauí and Potiguar (effective plans). In all, the product is available in eleven states and in the Federal District, totaling around 70 thousand beneficiaries. The new plan provides the best balance between availability, quality and efficiency, at competitive values on the market. It also launched the Program of Primary Health Care in Florianópolis, which has as its objective to provide integrated care to 30 thousand beneficiaries in the region, seeking disease prevention, health promotion and better clinical outcomes in treatments.

In Pension Plans, especially for the launch of a new grid of funds managed together with Bradesco Asset Management (BRAM), opening new options for the diversification of the investment portfolio of clients with different profiles and tolerance to risk.

Fee and Commission Income

Below is the composition of fee and commission income in the respective periods:

R$ million	3Q20	2Q20	3Q19	9M20	9M19	Variation % 3Q20 x 2Q20	Variation % 3Q20 x 3Q19	Variation % 9M20 x 9M19	As of % 3Q20
Card Income	2,530	2,352	2,835	7,582	8,382	7.6	(10.8)	(9.5)	31.2
Checking Account	1,955	1,921	1,943	5,856	5,726	1.8	0.6	2.3	24.1
Asset Management	872	814	973	2,599	2,867	7.1	(10.4)	(9.3)	10.7
Loans Operations	610	657	766	1,988	2,247	(7.2)	(20.4)	(11.5)	7.5
Collections and Payments	668	621	649	1,948	1,922	7.6	2.9	1.4	8.2
Consortium Management	481	439	497	1,410	1,408	9.6	(3.2)	0.1	5.9
Custody and Brokerage Services	321	303	300	970	832	5.9	7.0	16.6	4.0
Underwriting / Financial Advisory Services	383	232	190	807	581	65.1	101.6	38.9	4.7
Other	301	287	270	870	812	4.9	11.5	7.1	3.7
Total	**8,121**	**7,626**	**8,423**	**24,030**	**24,777**	**6.5**	**(3.6)**	**(3.0)**	**100.0**
Business Days	**65**	**61**	**66**	**188**	**189**	**4**	**(1)**	**(1)**	**-**

Highlights

The growth in practically all lines observed in the third quarter reflects the improvement of the economic scenario, in view of the negative effects caused by the pandemic in the first half of 2020. Below are some highlights that influence the results from fee and commission income in the periods:

- Card Income – the evolution in the quarter is due to recovery of the economy, reflecting the increase of the volume traded and in the higher concentration of spending in establishments, whose revenues we checked are generally higher in relation to the establishments that remained open during the quarantine period, indicating a change in the profile of purchases performed.
- Checking Account – the positive variation observed in all comparative periods reflects the strengthening in the management of the portfolio of services, being a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients. The number of account holders has been growing steadily. The positive variation also reflects the increased use of unbundled services in the quarter due to the adverse economic scenario.
- Asset Management – The variation of revenue in the quarter reflects the higher number of working days in the 3Q20, fund rebate revenue from third parties and billing period of the performance fee. Variation in the other periods considers the review of the asset management fees aiming to adapt them to the new standards of interest rate (Selic) and the redemptions observed in the asset industry, with emphasis on the fixed income assets referenced by the DI, which concentrate the liquidity reserves of both families and companies.
- Loan Operations – the drop in the periods is related to the growth of loan origination in operations with lower rates.
- Collections and Payments – the positive variation of this line in all comparative periods reflects the greater collection revenue from e-commerce, which has had a positive performance in the course of the year, also influenced by the greater amount of working days in the quarter.
- Consortium Management – revenues showed a growth of 9.6% in the quarter comparative. It is worth highlighting the increase on sales to individuals originated on the mobile digital channels and Internet Banking, which totaled R$0.7 billion in the quarter, with strong performance in market niches, like the agribusiness and real estate. Sales in the digital channels to companies began in June 2020, with revenue of R$0.3 billion in the quarter. With a comprehensive portfolio of products to meet all market segments, 144,864 clients were included in the first nine months of 2020 with letters of credit paid reaching the sum of R$6.5 billion. Bradesco Consórcio (Consortium) continues as market leader.
- Custody and Brokerage Services – the positive variation in the periods is related to the higher volumes traded in the stock exchange, with emphasis on the performance obtained in transactions carried out through Ágora Corretora.
- Underwriting/ Financial Advisory Services – the great performance in the periods is related to our ability to capture business opportunities in combination with the increased activity of the capital market.


Number of Transactions - Credit Cards
In million
569.2
417.1
466.3
Volume Traded - Credit Cards
R$ million
51,921
40,990
45,846
3Q19
2Q20
3Q20
Checking Account Holders
In million
28.3 28.8 29.2 29.6 30.1 30.7 31.3 31.9
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Number of Outstanding Consortium Quotas
In thousand
1,504 1,528 1,539 1,601 1,617 1,585 1,550 1,551
57 59 63 69 71 71 70 73
257 260 261 267 266 252 244 246
1,190 1,209 1,215 1,266 1,280 1,262 1,236 1,232
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Auto
Real Estate
Trucks
Assets under Custody
R$ billion
1,623 1,654 1,775 1,803 1,855 1,590 1,718 1,768
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
Processed Documents
(Cash Management Solutions) (1)
In million
712 740 752 778 803 787 740 823
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q
(1) It includes billing and collection services, payments, and others.

Operating Expenses

Personnel and Administrative Expenses and Other Operating Expenses Net of Income

R$ million	3Q20	2Q20	3Q19	9M20	9M19	Variation % 3Q20 x 2Q20	Variation % 3Q20 x 3Q19	Variation % 9M20 x 9M19	As of % 3Q20
Personnel Expenses									
Structural	**4,285**	**4,198**	**4,324**	**12,772**	**12,582**	**2.1**	**(0.9)**	**1.5**	**36.5**
Payroll/Social Charges	3,100	3,027	3,092	9,201	8,996	2.4	0.3	2.3	26.4
Benefits	1,185	1,171	1,232	3,571	3,586	1.2	(3.8)	(0.4)	10.1
Non-Structural	**615**	**635**	**1,329**	**2,282**	**3,717**	**(3.1)**	**(53.7)**	**(38.6)**	**5.2**
Management and Employee Profit Sharing	412	452	731	1,642	2,157	(8.8)	(43.6)	(23.9)	3.5
Provision for Labor Claims	152	148	457	448	1,165	2.7	(66.7)	(61.5)	1.3
Training	11	21	64	66	151	(47.6)	(82.8)	(56.3)	0.1
Termination Costs	40	14	77	126	244	185.7	(48.1)	(48.4)	0.3
Total - Personnel Expenses	**4,900**	**4,833**	**5,653**	**15,054**	**16,299**	**1.4**	**(13.3)**	**(7.6)**	**41.8**
Administrative Expenses									
Outsourced Services	1,298	1,204	1,306	3,786	3,680	7.8	(0.6)	2.9	11.1
Depreciation and Amortization	815	799	784	2,413	2,259	2.0	4.0	6.8	7.0
Data Processing	607	631	643	1,749	1,861	(3.8)	(5.6)	(6.0)	5.2
Advertising and Marketing	291	269	383	851	1,015	8.2	(24.0)	(16.2)	2.5
Communication	381	360	459	1,145	1,339	5.8	(17.0)	(14.5)	3.2
Asset Maintenance	349	353	330	1,018	956	(1.1)	5.8	6.5	3.0
Rental	336	340	331	1,021	970	(1.2)	1.5	5.3	2.9
Financial System Services	256	237	273	766	792	8.0	(6.2)	(3.3)	2.2
Transportation	167	161	208	518	599	3.7	(19.7)	(13.5)	1.4
Security and Surveillance	176	186	185	547	555	(5.4)	(4.9)	(1.4)	1.5
Utilities (Water, Electricity and Gas)	80	91	97	283	333	(12.1)	(17.5)	(15.0)	0.7
Travel	6	15	79	74	210	(60.0)	(92.4)	(64.8)	0.1
Materials	34	37	53	111	149	(8.1)	(35.8)	(25.5)	0.3
Other	239	287	336	801	878	(16.7)	(28.9)	(8.8)	2.0
Total - Administrative Expenses	**5,035**	**4,970**	**5,467**	**15,083**	**15,596**	**1.3**	**(7.9)**	**(3.3)**	**42.9**
Subtotal Expenses (Personnel + Administrative)	**9,935**	**9,803**	**11,120**	**30,137**	**31,895**	**1.3**	**(10.7)**	**(5.5)**	**84.7**
Other Operating Expenses Net of Revenue									
Expenses with Marketing of Cards	405	395	528	1,462	1,642	2.5	(23.3)	(11.0)	3.5
Civil and Tax Contingencies	264	163	278	494	799	62.0	(5.0)	(38.2)	2.3
Claims	122	102	131	318	353	19.5	(6.6)	(10.0)	1.0
Other	998	996	377	2,529	1,677	0.2	164.6	50.8	8.5
Total - Other Operating Expenses Net of Revenue	**1,789**	**1,656**	**1,314**	**4,803**	**4,471**	**8.0**	**36.1**	**7.4**	**15.3**
Total Operating Expenses	**11,724**	**11,459**	**12,434**	**34,940**	**36,366**	**2.3**	**(5.7)**	**(3.9)**	**100.0**
Customer Service Points (in units)	**81,820**	**81,773**	**79,198**	**81,820**	**79,198**	**47**	**2,622**	**2,622**	**-**



95,520
92,861
108,793
98,808
97,593
97,683
98,159
98,605
99,156
99,198
99,272
97,329
97,234
96,787
95,934
4,659
4,507
5,314
4,749
4,708
4,700
4,652
4,617
4,594
4,581
4,567
4,478
4,400
4,167
3,795
2014
2015
2016
2017
Mar18
June18
Sept18
Dec18
Mar19
June19
Sept19
Dec19
Mar20
June20
Sept20
Employees
Branches

Personnel Expenses – The total expenditure showed an increase of only 1.4% in comparison to the 2Q20, according to the collective bargaining agreement and a reduction of 13.3% in comparison to the 3Q19, reflecting, in part, the effects of the 2019 PDV (Voluntary Severance Program). The increase in expenses in the structural part (payroll/social charges and benefits), both in the quarterly comparative and in comparison to the 3Q19, reflect the higher expenses with payroll/social charges, resulting from the effects of the collective bargaining agreement. In the non-structural portion, the improvement in relation to the comparative periods is justified by the reduction of the variable expenses (profit sharing), influenced by the income reduction in view of the current economic scenario, in addition the reduction in expenses in training and provision for labor claims.

Administrative Expenses – The improvements presented continue to reflect the actions of the Management to maintain a strict cost control and to improve operational efficiency. Compared to the previous year periods (3Q19 and 9M19), there was a reduction in almost all lines. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 3.1% and 17.9%, respectively. In the quarterly comparative, the increase of 1.3% is concentrated on variable expenses and costs related to the volume of business, impacted in part by the higher number of working days (4 working days more than the previous quarter).

Other Operating Expenses, Net of Income – The increase of other operating expenses, net of income in the quarter reflects the higher expenses with the constitution of operational provisions (both civil and tax), claims and lower expenses with the marketing of cards.

Selected Information – History

R$ million

Income Statement for the Period	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18
Recurring Net Income	5,031	3,873	3,753	6,645	6,542	6,462	6,238	5,830
Net Interest Income	15,288	16,684	14,499	15,428	14,773	14,468	14,087	14,774
Clients Portion	12,794	13,163	12,964	12,983	12,503	12,185	11,960	11,884
Net Clients Portion of Expanded ALL	7,206	4,273	6,256	9,002	9,167	8,698	8,356	8,098
Expanded ALL	(5,588)	(8,890)	(6,708)	(3,981)	(3,336)	(3,487)	(3,604)	(3,786)
Fee and Commission Income	8,121	7,626	8,283	8,829	8,423	8,280	8,074	8,434
Operating Expenses	(11,724)	(11,459)	(11,757)	(12,660)	(12,434)	(12,123)	(11,809)	(10,619)
Income from Insurance, Pension Plans and Capitalization Bonds	3,131	3,778	2,931	3,900	3,473	3,594	3,826	3,542
Statement of Financial Position								
Total Assets	1,659,687	1,571,407	1,486,358	1,409,305	1,404,664	1,412,294	1,388,429	1,386,010
Securities	683,060	669,338	656,719	657,504	649,080	650,112	630,310	658,501
Expanded Loans Portfolio	664,414	661,115	655,094	623,044	594,817	575,302	559,820	542,741
- Individuals	243,404	236,004	239,214	233,079	222,036	210,103	200,198	193,835
- Companies	421,010	425,111	415,880	389,966	372,781	365,198	359,622	348,905
Allowance for Loan Losses (ALL)	(44,894)	(43,209)	(40,466)	(36,796)	(36,142)	(36,860)	(36,987)	(35,084)
Total Deposits	526,540	495,873	402,205	368,948	338,911	332,074	326,674	342,879
Technical Provisions	279,186	274,861	272,257	274,765	269,675	265,241	261,106	258,755
Shareholders' Equity	137,461	135,134	129,548	133,723	138,313	133,636	126,674	121,121
Assets under Management	2,474,764	2,364,472	2,252,994	2,259,133	2,255,680	2,231,331	2,205,050	2,181,893
Performance Indicators (%)								
Recurring Net Income per Share - R$ (1)(2)	2.18	2.36	2.65	2.93	2.84	2.72	2.57	2.44
Book Value per Common and Preferred Share - R$ (2)	15.56	15.29	14.66	15.13	15.65	15.12	14.34	13.71
Annualized Return on Average Equity (3)(4)	12.9	11.8	11.7	20.6	20.5	20.6	20.5	19.0
Annualized Return on Average Assets (4)	1.1	1.0	1.0	1.8	1.8	1.8	1.8	1.6
Fixed Asset Ratio	33.1	32.6	35.5	38.3	33.7	34.4	35.3	36.3
Combined Ratio - Insurance (5)	86.0	74.5	83.6	84.2	84.4	84.5	80.3	80.8
Efficiency Ratio (ER) (1)(6)	47.2	47.8	49.1	49.0	49.5	49.4	49.5	49.6
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (1)	79.3	77.8	77.9	77.8	78.1	79.3	80.4	81.0
Market Capitalization - R$ million (7)	165,343	175,191	158,941	282,075	261,708	285,870	270,349	242,606
Loan Portfolio Quality (Bacen) - %								
ALL / Loan Portfolio	9.2	9.0	8.5	8.1	8.2	8.6	8.8	8.6
Non-performing Loans (> 60 days / Loan Portfolio)	2.7	3.6	4.6	4.2	4.3	4.1	4.0	4.3
Delinquency Ratio (> 90 days / Loan Portfolio)	2.3	3.0	3.7	3.3	3.6	3.2	3.3	3.5
Coverage Ratio (> 90 days)	398.2	299.5	227.9	244.9	225.5	267.2	269.2	245.3
Coverage Ratio (> 60 days)	337.4	249.8	184.2	193.6	188.5	209.3	220.2	201.6
Operating Limits %								
Basel Ratio - Total	15.1	15.0	13.9	16.5	18.1	18.6	18.1	17.8
Tier I Capital	12.9	12.5	11.4	13.3	14.7	15.0	14.4	13.7
- Common Equity	11.8	11.5	10.3	12.0	13.4	13.7	13.0	12.3
- Additional Capital	1.1	1.1	1.1	1.3	1.3	1.4	1.4	1.4
Tier II Capital	2.2	2.5	2.5	3.2	3.4	3.6	3.7	4.2

(1) In the last 12 months;
(2) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits of the period;
(3) Excluding adjustments of Equity Evaluation recorded under Shareholders' Equity;
(4) Year-to-Date Recurring Net Income;
(5) It excludes additional reserves;
(6) ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and
(7) Number of shares (excluding treasury shares) vs. the closing price for common and preferred shares on the period's last trading day.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial(1) *vs.* Recurring(3)

3Q20 x 2Q20

R$ million	Third Quarter of 2020				Second Quarter of 2020			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**17,637**	**(2,349)**	**-**	**15,288**	**14,355**	**2,329**	**-**	**16,684**
Expanded ALL	(5,409)	(179)	-	(5,588)	(8,190)	(700)	-	(8,890)
Gross Income from Financial Intermediation	**12,228**	**(2,528)**	**-**	**9,700**	**6,165**	**1,629**	**-**	**7,794**
Income from Insurance, Pension Plans and Capitalization Bonds	2,130	1,001	-	3,131	2,946	832	-	3,778
Fee and Commission Income	8,038	83	-	8,121	7,542	84	-	7,626
Personnel Expenses	(4,754)	(146)	-	(4,900)	(4,685)	(148)	-	(4,833)
Other Administrative Expenses	(5,040)	5	-	(5,035)	(4,971)	1	-	(4,970)
Tax Expenses	(1,843)	(74)	-	(1,917)	(1,535)	(475)	-	(2,010)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	31	-	-	31	(25)	-	-	(25)
Other Operating Income / Expenses	(5,298)	2,276	1,233	(1,789)	(4,390)	2,367	367	(1,656)
Operating Income	**5,492**	**617**	**1,233**	**7,342**	**1,047**	**4,290**	**367**	**5,704**
Non-Operating Income	(37)	53	-	16	(69)	43	-	(26)
Single Allowance - Collective Agreement(4)	(170)	-	-	(170)	-	-	-	-
Income Tax / Social Contribution and Non-controlling Interest	(1,091)	(670)	(396)	(2,157)	2,528	(4,333)	-	(1,805)
Net Income	**4,194**	**-**	**837**	**5,031**	**3,506**	**-**	**367**	**3,873**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$743 million in the 3Q20 and R$4,903 million in the 2Q20; and in the 3Q20 includes the reallocation, in the amount of R$214 million (R$550 million in the 2Q20) on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment);

(3) It refers to Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period; and

(4) In note 4 – Balance Sheet and Managerial Statement of Income the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

Statement of Income – Managerial *vs.* Recurring

Analytical Breakdown of Statement of Income – Managerial[1] *vs.* Recurring[3]

9M20 x 9M19

R$ million	First Nine Months of 2020				First Nine Months of 2019			
	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]	Managerial Income Statement [1]	Reclassifications [2]	Non-Recurring Events	Recurring Income Statement [3]
Net Interest Income	**32,968**	**13,503**	**-**	**46,471**	**50,128**	**(6,800)**	**-**	**43,328**
Expanded ALL	(20,974)	(212)	-	(21,186)	(13,513)	3,086	-	(10,427)
Gross Income from Financial Intermediation	**11,994**	**13,291**	**-**	**25,285**	**36,615**	**(3,714)**	**-**	**32,901**
Income from Insurance, Pension Plans and Capitalization Bonds	7,262	2,578	-	9,840	6,589	4,304	-	10,893
Fee and Commission Income	23,791	239	-	24,030	24,572	205	-	24,777
Personnel Expenses	(14,616)	(438)	-	(15,054)	(16,054)	(700)	455	(16,299)
Other Administrative Expenses	(15,176)	93	-	(15,083)	(15,596)	-	-	(15,596)
Tax Expenses	(4,415)	(1,425)	-	(5,840)	(5,193)	(161)	-	(5,354)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	68	-	-	68	204	-	-	204
Other Operating Income / Expenses	(12,904)	6,130	1,971	(4,803)	(10,389)	4,547	1,371	(4,471)
Operating Income	**(3,996)**	**20,468**	**1,971**	**18,443**	**20,748**	**4,481**	**1,826**	**27,055**
Non-Operating Income	(100)	102	-	2	(421)	475	-	54
Single Allowance - Collective Agreement[4]	(170)	-	-	(170)	-	-	-	-
Income Tax / Social Contribution and Non-controlling Interest	15,348	(20,570)	(396)	(5,618)	(2,628)	(4,956)	(283)	(7,867)
Net Income	**11,082**	**-**	**1,575**	**12,657**	**17,699**	**-**	**1,543**	**19,242**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report;

(2) It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$21,462 million in the 9M20 and R$3,077 million in the 9M19; and in the 9M20 includes the reallocation, in the amount of R$764 million (R$1,650 million in the 9M19) on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment). As of 1Q20, it includes new managerial reclassifications due to the implementation of Circular No. 3,959/19, which does not change the composition of the recurring statement of income;

(3) It refers to Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period; and

(4) In note 4 – Balance Sheet and Managerial Statement of Income the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

Balance Sheet [(1)] – Consolidated

In order to gradually reduce the asymmetry of the disclosure of financial statements between the accounting standard set forth in COSIF in connection with international standards (IFRS), the Central Bank of Brazil, through CMN Resolution No. 4,720/19, regulated new procedures for preparation and disclosure of financial statements and, through Circular No. 3,959/19, established the guidelines that will be applied from January 1, 2020. Among the main changes implemented were those listed below: the new structure and Balance Sheet accounts that are presented in order of liquidity and collectability.

R$ million	Sept20	June20	Sept19	Variation % Sept20 x June20	Variation % Sept20 x Sept19
Assets					
Cash and cash equivalents	222,791	161,902	74,474	37.6	199.2
Financial instruments	1,339,793	1,308,844	1,251,985	2.4	7.0
Interbank investments	23,804	15,836	12,774	50.3	86.3
Compulsory deposits with the Brazilian Central Bank	81,310	80,972	86,347	0.4	(5.8)
Securities	649,799	641,649	634,387	1.3	2.4
Derivative Financial instruments	33,261	27,689	14,693	20.1	126.4
Loans	432,915	421,795	372,441	2.6	16.2
Other financial instruments	118,704	120,903	131,343	(1.8)	(9.6)
Leases	2,772	2,983	2,601	(7.1)	6.6
Provision for Expected Credit Loss Associated with Credit Risk	(44,894)	(43,209)	(36,142)	3.9	24.2
Loans	(42,014)	(40,707)	(33,483)	3.2	25.5
Leases	(58)	(108)	(146)	(46.3)	(60.3)
Other receivables	(2,822)	(2,394)	(2,513)	17.9	12.3
Deferred tax assets	89,850	89,823	58,419	0.0	53.8
Investments in associates and Jointly Controlled Entities	1,238	1,212	1,937	2.1	(36.1)
Premises and equipment	21,737	21,580	19,466	0.7	11.7
Intangible Assets	38,501	38,377	37,634	0.3	2.3
Depreciation and Amortization	(35,488)	(34,609)	(30,476)	2.5	16.4
Premises and equipment	(11,750)	(11,456)	(10,194)	2.6	15.3
Intangible Assets	(23,738)	(23,153)	(20,282)	2.5	17.0
Other assets	26,010	27,181	26,722	(4.3)	(2.7)
Impairment of Assets	(2,623)	(2,677)	(1,956)	(2.0)	34.1
Total	1,659,687	1,571,407	1,404,664	5.6	18.2
Liabilities					
Deposits and Other Financial Instruments	1,164,279	1,084,595	926,568	7.3	25.7
Deposits from banks	337,766	293,042	288,480	15.3	17.1
Deposits from customers	524,312	493,571	337,070	6.2	55.5
Securities issued	154,003	161,704	163,130	(4.8)	(5.6)
Subordinated debt	54,107	53,537	52,727	1.1	2.6
Derivative financial instruments	24,346	20,193	16,057	20.6	51.6
Other liabilities	69,745	62,548	69,104	11.5	0.9
Provision	316,650	312,224	299,372	1.4	5.8
Insurance technical provisions and pension plans	279,186	274,861	269,675	1.6	3.5
Other reserves	37,464	37,363	29,697	0.3	26.2
Deferred income tax	7,032	7,536	8,180	(6.7)	(14.0)
Other liabilities	32,421	30,066	30,447	7.8	6.5
Total liabilities	1,520,382	1,434,421	1,264,567	6.0	20.2
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	137,461	135,134	138,312	1.7	(0.6)
Non-controlling interest	1,844	1,852	1,785	(0.4)	3.3
Shareholders' Equity Total	139,305	136,986	140,097	1.7	(0.6)
Total	1,659,687	1,571,407	1,404,664	5.6	18.2

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income, in the "Complete Financial Statements" chapter of this report.

(This page has been left blank intentionally)

Additional Information

Return to Shareholders

Main Indicators

Price/Earnings Ratio: It indicates the possible number of years which the investor would recover the capital invested, based on the closing prices of common and preferred shares.

Price/Earnings Ratio (P/E ratio) (1)


11.3
11.9
11.9
10.4
10.9
6.8
8.4
8.6
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept

Price to Book Ratio: It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.

Price to Book Ratio (P/B ratio)


2.0
2.1
2.1
1.9
2.1
1.2
1.3
1.2
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept

Dividend Yield: The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.

***Dividend Yield* (2) (3) - %**


3.0
2.7
2.6
3.0
5.5
10.0
9.2
8.9
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q

(1) Recurring net income in 12 months;
(2) Source: Economatica; and
(3) Calculated by the share with highest liquidity.

Payout / Dividends and Interest on Shareholders' Equity


37.0%
32.2%
6,035
48.7%
41.4%
6,976
51.7%
44.0%
7,204
40.3%
34.2%
7,299
73.9%
68.8%
15,863
35.3%
30.0%
3,716
12M15
12M16
12M17
12M18
12M19
9M20

Dividends/Interest on Shareholders' Equity (1) - Gross in R$ million
Net Payout (2) - 12 months
Gross Payout (2) - 12 months

(1) In 12M19, it considers R$8.0 billion extraordinary dividends paid on October 23, 2019; and

(2) Calculated on the basis of the book net income after adjustment on legal reserves.

Recommendation of Market Analysts – Preferred Shares – BBDC4


Buy
92.3%
Keep
7.7%

Bradesco Shares

Share and ADR Performance (1)

In R$ (unless otherwise stated)	3Q20	2Q20	9M20	9M19	Variation % 3Q20 x 2Q20	Variation % 9M20 x 9M19
Recurring Net Income per Share	0.57	0.44	1.43	2.18	29.9	(34.2)
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.13	0.10	0.34	0.57	25.7	(40.4)
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.14	0.11	0.38	0.63	25.7	(40.4)
In R$ (unless otherwise stated)	**Sept20**	**June20**	**Sept20**	**Sept19**	**Variation % Sept20 x June20**	**Variation % Sept20 x Sept19**
Book Value per Common and Preferred Share	15.56	15.29	15.56	15.65	1.7	(0.6)
Last Trading Day Price – Common Shares	18.02	18.96	18.02	28.41	(5.0)	(36.6)
Last Trading Day Price – Preferred Shares	19.41	20.70	19.41	30.84	(6.2)	(37.1)
Last Trading Day Price – Common share ADR (US$)	3.20	3.48	3.20	6.88	(8.2)	(53.5)
Last Trading Day Price – Preferred share ADR (US$)	3.43	3.81	3.43	7.40	(10.0)	(53.6)
Market Capitalization (R$ million) (2)	165,343	175,191	165,343	261,708	(5.6)	(36.8)

(1) Adjusted for corporate events in the periods; and
(2) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

Trading Daily Average Volume


R$ million
470
155
315
2010
505
193
312
2011
511
233
278
2012
531
292
239
2013
622
326
296
2014
647
320
327
2015
704
352
352
2016
684
354
330
2017
928
522
406
2018
1,223
734
489
2019
1,488
1,022
466
Sept20
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and
(2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4


Base 100
228
138
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Sept20
BBDC4
Ibovespa

Number of Shareholders – Domiciled in Brazil and Abroad


As % of Investors (%)
0.2
4.7
Sept20
95.1
Ownership of Capital (%)
23.1
30.5
Sept20
46.4
Domiciled Abroad
Companies
Individuals

Additional Information

Service Channels and Clients

	Sept20	June20	Sept19	Variation Sept20 x June20	Variation Sept20 x Sept19
Structural Information - Units					
Customer Service Points	81,820	81,773	79,198	47	2,622
- Branches	3,795	4,167	4,567	(372)	(772)
- PAs	4,529	4,300	3,891	229	638
- PAEs	855	877	884	(22)	(29)
- Banco24Horas Netw ork	15,071	14,705	14,028	366	1,043
- Bradesco Expresso (Banking Correspondents)	40,822	40,835	39,355	(13)	1,467
- Bradesco Financiamentos	16,676	16,817	16,402	(141)	274
- Losango	58	58	58	-	-
- Branches, Subsidiaries and Representation Office, Abroad	14	14	13	-	1
ATMs	55,592	56,169	57,503	(577)	(1,911)
- Onsite Netw ork - Bradesco	31,885	32,746	34,279	(861)	(2,394)
- Banco24Horas Netw ork	23,707	23,423	23,224	284	483
Employees	95,934	96,787	99,272	(853)	(3,338)
Outsourced Employees and Interns	13,959	14,284	14,962	(325)	(1,003)
Customers - In millions					
Total Customers (1)	69.5	69.5	71.6	-	(2.1)
Account Holders (2)	31.9	31.3	29.6	0.6	2.3
Savings Accounts	66.6	64.6	59.9	2.0	6.7
Insurance Group (1)	29.8	29.2	28.5	0.6	1.3
Policyholders	45.3	45.8	45.9	(0.5)	(0.6)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.6	2.6	2.7	-	(0.1)
Bradesco Financiamentos	1.2	1.2	1.3	-	(0.1)

(1) It excludes overlap of clients; and
(2) It includes salary account.

Market Share of the Branches

Region	Sept20 Bradesco	Sept20 Market Share	June20 Bradesco	June20 Market Share	Sept19 Bradesco	Sept19 Market Share
North	248	22.8%	249	23.0%	260	23.7%
Northeast	758	23.9%	795	25.0%	841	26.0%
Midw est	302	19.1%	335	21.0%	373	22.6%
Southeast	1,945	20.4%	2,165	22.6%	2,382	23.2%
South	542	15.4%	623	17.4%	711	19.2%
Total	**3,795**	**20.1%**	**4,167**	**21.9%**	**4,567**	**22.9%**

Additional Information

Market Share in relation to the Market – %

	Sept20	June20	Sept19
Bacen			
Bank			
Demand Deposits	N/A	10.4	12.0
Savings Deposits	N/A	12.8	13.2
Time Deposits	N/A	16.1	13.0
Loans Operations	12.2 [1]	12.2	12.2
Loans Operations - Private Institutions	22.7 [1]	23.1	23.7
Loans Operations - Vehicles Individuals (CDC + Leasing)	13.9 [1]	13.8	14.2
Payroll-Deductible Loans	16.1 [1]	16.4	16.2
Social Security Institute (INSS)/Dataprev	20.6 [1]	21.2	20.8
Private Sector	15.3 [1]	16.0	16.1
Public Sector	13.3 [1]	13.4	13.2
Real Estate Financing	8.4 [1]	8.4	8.4
Consortia			
Real Estate	23.5 [1]	24.8	27.6
Auto	32.0 [1]	32.8	33.4
Trucks, Tractors and Agricultural Implements	19.7 [1]	19.7	20.2
Internacional Area			
Export Market	16.9	18.4	22.8
Import Market	16.3	16.7	24.1
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	23.5 [1]	23.9	23.9
Insurance Premiums (including Long-Term Life Insurance - VGBL)	23.3 [1]	23.7	23.4
Life/Personal Accident Insurance Premiums	18.9 [1]	19.2	20.1
Auto/P&C Insurance Premiums	7.1 [1]	7.0	7.9
Auto/Optional Third-Party Liability Insurance Premiums	11.2 [1]	11.1	11.6
Health Insurance Premiums	52.1 [1][2]	52.0	51.7
Income from Pension Plan Contributions (excluding VGBL)	26.4 [1]	27.0	28.7
Capitalization Bond Income	24.5 [1]	25.0	27.3
Technical provisions for insurance, pension plans and capitalization bonds	23.8 [1]	23.9	24.5
Income from VGBL Premiums	22.0 [1]	22.5	21.8
Income from Unrestricted Benefits Pension Plans (PGBL) Contributions	26.6 [1]	27.5	26.5
Pension Plan Investment Portfolios (including VGBL)	24.6 [1]	24.8	25.4
Anbima			
Investment Funds and Managed Portfolios	17.6	17.9	19.3
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.1	32.1	31.4
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	25.2	20.7

(1) Reference Date: August 2020;
(2) Projected market; and
N/A – Not available.

Additional Information

Ratings

Fitch Ratings [2]

International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
bb	4	BB	B	BB	B	AAA(bra)	F1+(bra)

Moody's Investors Service

Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1

S&P Global [1] / **Austin Rating**

S&P Global - Global Scale - Issuer Credit Rating				S&P Global - National Scale		Austin Rating - National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In April 2020, there was a review from the perspective of the ratings on a global scale of Bradesco from positive to stable, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, the ratings of global scale were reaffirmed.

(2) In May 2020, there was a review from the perspective of the long-term ratings on an international scale of Bradesco from stable to negative, following the same review from the perspective on the rating of Brazil (sovereign). On the same occasion, all the ratings were affirmed.

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes, and systems, as well as the extent of its exposure to risk. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making. The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties related to the management policy and to the risk exposure limits policy and assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions, Executive Committees and Non-Statutory Committees who assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives that we have defined.

With the implementation of the Capital Management structure, an internal assessment system was established for capital adequacy (ICAAP), containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital and liquidity to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a recovery plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency and the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15 and subsequent amendments set out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital and the solvency margin, except for corporations that have opted for the early adoption of the risk-based capital (RBC), whose RC is equivalent to the highest value between the base capital, the solvency margin and the RBC.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in August 2020 amounted to R$12.4 billion.

Basel Ratio

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate							
R$ million	**Sept20**	**June20**	**Mar20**	**Dec19**	**Sept19**	**June19**	**Mar19**	**Dec18**
Calculation Basis								
Regulatory Capital	131,903	131,612	120,212	125,275	134,334	130,808	123,412	117,940
Tier I	112,575	109,692	98,451	100,832	108,818	105,448	98,370	90,322
Common Equity	103,153	100,328	89,172	91,272	99,031	95,843	88,944	81,090
Shareholders' Equity	137,461	135,134	129,548	133,723	138,313	133,636	126,674	121,121
Non-controlling interests / Other	184	427	199	106	230	163	152	170
Phase-in arrangements provided for Resolution No 4,192/13	(34,492)	(35,232)	(40,575)	(42,558)	(39,512)	(37,956)	(37,883)	(40,200)
Additional Capital [1]	9,422	9,363	9,278	9,560	9,787	9,605	9,427	9,232
Tier II	19,328	21,920	21,761	24,444	25,516	25,359	25,042	27,618
Subordinated Debt (according to Resolution No. 4,192/13)	18,049	20,665	20,559	21,324	22,280	22,363	21,988	22,417
Subordinated Debt (before Resolution No 4,192/13)	1,279	1,255	1,202	3,119	3,236	2,996	3,054	5,201
Risk-Weighted Assets (RWA)	**870,814**	**875,011**	**863,208**	**759,051**	**740,183**	**701,776**	**682,635**	**661,616**
Credit Risk	787,660	786,300	781,319	680,908	659,401	632,615	612,394	598,058
Operational Risk	64,414	63,720	63,720	64,572	64,572	57,494	57,494	53,151
Market Risk	18,740	24,990	18,169	13,571	16,210	11,668	12,747	10,407
Total Ratio	**15.1%**	**15.0%**	**13.9%**	**16.5%**	**18.1%**	**18.6%**	**18.1%**	**17.8%**
Tier I Capital	12.9%	12.5%	11.4%	13.3%	14.7%	15.0%	14.4%	13.7%
Common Equity	11.8%	11.5%	10.3%	12.0%	13.4%	13.7%	13.0%	12.3%
Additional Capital	1.1%	1.1%	1.1%	1.3%	1.3%	1.4%	1.4%	1.4%
Tier II Capital	2.2%	2.5%	2.5%	3.2%	3.4%	3.6%	3.7%	4.2%
Subordinated Debt (according to Resolution No. 4,192/13)	2.1%	2.4%	2.4%	2.8%	3.0%	3.2%	3.2%	3.4%
Subordinated Debt (before Resolution No 4,192/13)	0.1%	0.1%	0.1%	0.4%	0.4%	0.4%	0.4%	0.8%

(1) It includes subordinated perpetual debts issued in the 4Q18, in the amount of R$4.2 billion, that were approved and authorized by the Central Bank of Brazil.

Corporate Governance

The Annual Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors and Fiscal Council are elected. Our Board of Directors is composed of ten members, two of which are independent and responsible for establishing the corporate strategy and policies that guide the Organization, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. There should be no cumulative fulfillment of the posts of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws.

The Board is advised by seven Committees: a) statutory: (i) Audit; and (ii) Remuneration; and b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body, we have the Fiscal Council, which has been operating continuously since 2015 and monitors the activities of the Management. It is composed of five effective members and their respective alternates, annually elected by shareholders – two of the effective members and their respective alternates are elected by minority shareholders. Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our Corporate Governance practices attest to the commitment with the generation of values for shareholders, employees and for society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization, eliciting our standards of conduct and ethics principles to guide them in their interactions and daily decisions, legitimizing our established policies and internal rules.

The programs are supported in the commitment of Senior Management, as well as codes, policies, standards, procedures, training programs for professionals and controls and seek to mitigate risks ant to promptly detect any actions considered as violations of the Code of Ethical Conduct and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. These control mechanisms are objects of evaluation and improvement in accordance with current and applicable laws and regulations, following the best market practices.

For matters relating to Compliance, Ethics and Integrity, the Board of Directors and/or the Board of Executive Officers are advised, especially by the Audit, Integrity and Ethical Conduct, and Integrated Risk Management and Capital Allocation Committees.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the website bradescori.com.br, among them, the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting, and Bradesco's Integrated Report – Complementary Version available in June 2020, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, show a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, our strategic positioning and our operational management to face the COVID-19 pandemic and their effects on the economy and on Brazilian society as a whole, among other corporate information are available on the IR website.

Additionally, the market relations area has been working completely remotely and maintaining a constant dialog with the market. In the third quarter of 2020, we interacted with 722 national and international investors of 594 funds through conference calls and we also took part in four online international conferences, totaling 56 meetings, with the presence of 130 investors from 110 institutional funds.

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 63 years, Fundação Bradesco operates 40 own schools across Brazil. In 2020, a budget preview of R$794 million will benefit an estimated 84,588 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), in Education for Young People and Adults and in the Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, the students enrolled in the Basic Education system, numbering over 42 thousand, also will receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), the forecast is to benefit 3,5 million students through the e-learning portal "*Escola Virtual*" (Virtual School). These students will conclude at least one of the various courses offered in the program, and another 12,447 students will be benefited from projects and initiatives carried out in partnership with the *Educa+Ação* and from courses and educational and information technology lectures.

COVID-19 Pandemic

The Organization is contributing actively to overcome this pandemic, taking care of employees and clients as well as intensifying the commitment with society.

In this section, we present a series of actions taken to combat the pandemic.

Maintaining the health and well-being of our employees

- Information content about COVID-19 with guidance on hygiene and health care through media and Bradesco Saúde health booklet
- Communication about care with physical and mental health in various formats: email marketing, mobile messaging, content on the corporate portal, advisory material in the dependencies (posters and banners) and internal newsletters
- Immediate leave for risk groups, trainees and apprentices (for an indefinite term)
- Flexible hours
- Alternation of teams
- Anticipation of the 13th salary
- Anticipation of the internal flu vaccination campaign
- Exclusive Center of Bradesco Saúde for remote medical care available to employees and family members in cases of the COVID-19
- Free serological examination (partnership with Fleury for serological testing in company and in laboratory units to all the employees of the Organization)
- Free supply of cloth masks and face shield
- *Viva Bem* (Living Well) Program: Exclusive content on the Coronavirus on the corporate portal (announcements, guidelines, videos and step by step) and protocol of monitoring and clarification of doubts by health professionals, offered to employees and family members with symptoms of the COVID-19
- Support and advice from psychologists of HR and coaching to support employees and their family members in emotional issues related to social isolation and the current scenario of the pandemic
- Provision of the self-cleaning kit (additional cleaning kit for sanitation)
- Increase the spacing in the work environment
- *Vem Pra Pista* online: to encourage the transformation of health through physical activity and provide quality of life to employees and dependents, we offer free lessons online.
- Compliance with Decree No. 20 of the Ministry of Finance/Special Secretariat of Social Security and Labor on measures to be observed aiming at the prevention, control and mitigation of the risks of transmission of the COVID-19 in work environments.

Intensification of Home Office

95% of the headquarters and office staff

43% of the branch staff on a rotation basis

Closer than ever, even from a distance

Daily** and transparent **communication** with our greatest strength: **People.

Disclosure of videos of Executives with incentives to the approximation of teams and reports about the positioning of the Organization.

***Health and Well-Being Care and Information Security**: internal campaigns and media with guidelines on the use of VPN and best working practices at home.*

***LIVE OFFICE Bradesco**: videos of employees sharing home office experiences.*

***Bradesco Family Live Stream**: unprecedented and important moment to strengthen the relationship between the employees and the Chairman of the Board and CEO.*

***Corporate University (UNIBRAD)**: New options of digital content of free access to employees on the external platform.*

English online for all employees and interns.

***Pop ups on business computers**: reinforcing the healthy life style for employees.*

***Podcasts**: about care with physical and mental health.*

Governance, Policies e Risks

We have adjusted the Bradesco's policies and governance for the time in which we are living in.

Credit Policy – In relation to our credit policies, **our main focus remains on supporting our clients**, with the appropriate assessment of the risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active**, focused on seeking solutions for clients who require them. We have incorporated into our models of credit **the new risk variables of the current scenario** in order to properly assess the situation.

Capital and Liquidity – Our ability to support clients is related to the maintenance of our strength. We remain with a **solid capital base and adequate and robust liquidity margin** to meet the needs of clients, as well as business sustainability. In addition, the Central Bank of Brazil has been in continuous communication with the banks, promoting measures that favored even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

Governance of Risks – We have constantly monitored and adjusted the **operational and risk appetite limits** by promoting the review and prompt adaptation to the current context. In addition to our internal monitoring activities, a refined and well structured monitoring of relevant suppliers of the Organization was established to ensure that the continuity strategies adopted by the companies correspond to the needs of our processes, maintaining our deliveries to clients.

COVID-19 Pandemic

Supporting and assisting our clients

Individuals

- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 180 days, with the **interest rate of the original contract maintained**
- Unification of the lines of personal loan into a new contract, with a **grace period of up to 90 days for the first installment** and term of **up to 6 years**, which may release an additional value
- **Financial Reorganization** credit that allows the client to negotiate the loans and account limits in a single operation, facilitating the control of the budget. **Grace period of up to 120** days for the payment of the first installment and term of **up to 6 years**
- New resources with special conditions in personal loan and payroll loans with a grace period of up to 90 days to start paying
- **Renegotiation of Debts: Clients with a contract in arrears for more than 90 days has up to 120 days to begin to pay and term of up to 6 years**

Real Estate Financing

- **Extension up to 120 days of payment of installments** of real estate financing for clients up-to-date, with the **interest rate of the original contract maintained**

Companies

SMALL AND MEDIUM-SIZED ENTERPRISES

- Financing of payroll through the Emergency Employment Support Program (PESE), with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.31% p.m.
- Payroll financing (Bradesco funding) with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.65% p.m.
- PRONAMPE (National Program of Support to Micro and Small Businesses) is a line of emergency credit (through the guarantee of the FGO – Operations Guarantee Fund), to strengthen small businesses and to maintain jobs

  SELIC rate + 1.25% p.a. (floating rate) and term of 36 months, with grace period of 6 months and term of 30 months for payment (Program temporarily suspended by the Government)
- **Working Capital GIF – Guaranteed Investment Fund, managed by the BNDES (PEAC – Emergency Credit Access Program), with grace period from 6 to 12 months for the payment of the first installment and term from 24 to 60 months**
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 180 days, with **the interest rate of the original contract maintained** after the recalculation of installments
- **Financial Reorganization allows the reorganization of loans, financing and account limits in a single operation, facilitating the control of the budget, with grace period of up to 90 days for the payment of the first installment and term of up to 72 months**
- **Unification of Loans allows the combination of Working Capital (without guarantee or with a surety guarantee), *Giro Empresarial* (Corporate Working Capital) and *Giro Fácil* (Easy Working Capital) paid on time or overdue in up to 180 days, including a grace period of up to 90 days for the payment of the first installment and term of up to 72 months**
- **New Resources: Working Capital with a grace period of up to 180 days for the payment of the first installment and term of up to 72 months**

LARGE CORPORATES

- Payroll financing (Bradesco funding) with 6 months for maturity of the first installment, term of 30 months for payment with interest rates from 0.55% p.m.
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 180 days, with **the interest rate of the original contract maintained** after the recalculation of installments

IMPORTANT:
on the institutional website (banco.bradesco/aguentefirme) there is information available on the modalities of emergency actions, keeping in mind that they are subject to the credit analysis and to other conditions of products

COVID-19 Pandemic

Service Channels – agility, flexibility and efficiency

Our digital channels have a fundamental role in serving our clients in this time of crisis. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and the Mobile.

98% of the transactions are made through self-service

89% are concentrated on Mobile and internet

Agility in the Implementation – We were quite agile in **implementing the measures approved by the Government**. Since March 30, the service channels have been adapted to capture the requests of extensions of contracts. In addition, the new payroll financing was made available to clients on the first working day after the official regulations of the product by the Central Bank of Brazil, with pre-approved limit for loans made through the Net Empresa channel, with financing in 36 months. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the coronavirus pandemic. We also changed the rules of spread payment and renegotiation of debts of the corporate credit card, facilitating the budget of companies.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and Messages via App about **the availability** and **the use of digital channels, as well as new features and products available.**

We created a dedicated responsive page to transmit information of assistance like the new opening hours and to provide smoother journeys for the extension of loans, without the need for people to go to the branch. Through the site banco.bradesco/coronavirus it is possible to obtain information, extend loans and start the journey of installation and activation of the Bradesco App. The extension of loans, in particular, can also be accessed once log in is made to the area of the account on App Bradesco. In addition, we made the deadlines and conditions flexible in credit lines, renegotiation of debts and credit card to assist our clients in this moment of pandemic. You can find this on the website banco.bradesco/aguentefirme.

Remote Branches – **We enabled 36 thousand account managers equipped and ready to conduct business and transactions**, offering advice to clients via audio or video conference by monitoring of clients' financial life as well as supporting them with credit and lengthening of debt maturity.

Branches – **Our branches are working in all locations where it is permitted**, with differentiated opening hours to elderly and high-risk group, with the teams working in shifts. **We have intensified the cleansing and strengthened the access control to maintain distance between the people**.

Commitment to Society

The following are the actions that we performed for the benefit of society.

Social Donations:

- In the moment of concern and challenges to overcome the pandemic of the new coronavirus, we offered assistance, in partnership with other banks, for the acquisition and donation of 5 million kits for quick tests application, 30 CT scanners, 30 PCR machines for real-time diagnosis and 15 million masks, to directly assist the Ministry of Health and State Health Departments.
- We also cooperated in strategic partnerships with companies and organizations in the health area by making other donations, among them:
  - Donation made in cooperation with other companies of 26 thousand tests that were primarily directed to health care professionals;
  - Reform, acquisition of equipment and acclimatization of ICU beds, in hospital and Santa Casa;
  - 500 multiparameter patient monitors;
  - Support to scientists of *Escola Politécnica da Universidade de São Paulo* (Polytechnic School/USP) in the production of low-cost ventilators;
  - 150 thousand basic food baskets to meet municipal communities;
  - Activation of ICU beds of the Hospital Universitário Clementino Fraga Filho (HUCCF);
  - Construction of the Field Hospital of Leblon – Rio de Janeiro (RJ);
  - Acquisition of tests for the COVID-19 (reimbursement to Fleury for direct costs of 25,900 diagnostic exams);
  - Adoption of ICU beds in a hospital ward of the Hospital das Clínicas (HCFMSUP) intended for Hematological-oncology patients; and
  - Support to the construction project of the plant, inside Instituto Butantan, for vaccine production (COVID-19 and others).

Other Actions:

- Bradesco has formed a consortium with eight other banks associated with Febraban to ensure the acquisition of 4,800 ventilators by the Ministry of Health.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

Sustainability

Sustainability is among the strategic drivers of the Organization, as we understand that the management of environmental, social and governance ("ESG" or "ASG", in the acronym in Portuguese) issues is fundamental to our survival and growth in a context that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and the society, we also contribute to the sustainable development of the country.

Governance: The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets quarterly and counts on Directors and Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, composed by officers and managers from different areas.

Strategy: Our sustainability strategy is structured in six pillars: **Sustainable Business:** The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy; **Climate Change:** To ensure that our businesses are prepared for the challenges of climate change through improvements in business management and transparency in relation to climate-related impacts on the Organization; **Customer Relationships:** We aim to serve the customer with excellence, based on the understanding of their needs in order to contribute to the achievement of their goals; **Diversity:** Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles; **Innovation:** Ambition to address our strength of innovation – already present in the DNA and in the practices of Bradesco – toward sustainability, with the promotion of positive changes in the business and in the relationship with clients; and **Private Social Investment:** As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments: We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as: Global Compact Initiatives, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Banking Responsibility (PRB), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC), among others.

Climate Strategy and Governance: Our Governance for Climate Change involves the operational, executive and strategic levels, with the participation of the Board of Directors. Our strategy for the subject involves four fronts: (i) to reduce and mitigate the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks; (ii) to integrate the risk assessment and climate-related opportunities in the management of business; (iii) to offer financial solutions that promote the lowest generation of carbon and with climate resilience; and (iv) to promote the engagement and awareness on the theme with stakeholders.

Partnership for Carbon Accounting Financials (PCAF): In June 2020, Bradesco joined the PCAF, an international collaboration between financial institutions to develop a methodology to measure and disclose the carbon emissions generated by the activities funded and invested by the institutions.

Plano Amazônia **(Amazon Plan)** – In July 2020, Bradesco, Itaú and Santander joined forces to launch an integrated plan with 10 concrete measures to foster the sustainable development of the Amazon. In August, an Advisory Board was created, with seven experts recognized by acting on the challenges in the region, which will be responsible for guiding the measures and enhancing the results of the partnership.

Coalizão Brasil Clima, Florestas e Agricultura **(Brazil Climate, Forests and Agriculture Coalition)***:* Bradesco became a signatory of the Coalition with the goal of participating with other companies and organizations of civil society in the promotion of policies and actions that boost Brazil towards a sustainable, low-carbon and inclusive economy.

Performance – Recognized in 2020, for the second consecutive year, in the Silver category of "The Sustainability Yearbook" of S&P Global, Bradesco demonstrates continuous advancement in their ESG performance, appearing mostly above the average in industry indexes and ratings of specialized national and international agencies. For example, in the Sustainalytics, our score advanced 3 points in 2020. Now in the MSCI ESG Ratings, we were recognized with the AA rating – which positions us in the quartile of leadership, in which there are only 17% of the companies assessed.

Transparency and Disclosure – In the last year, we advanced in the reporting of our ESG performance, highlighting the alignment with the guidelines of the SASB (Sustainability Accounting Standards Board) and advances in response to the recommendations of the TCFD. For more information, please check the Bradesco's 2019 Integrated Report (supplementary version) available on the Investor Relations website (bradescori.com.br).

Independent Auditor's Report

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of September 30, 2020 and for the nine-month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, described in this report, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not become aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance provides a level of assurance less than that provided by an absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement. Accordingly, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

Limited Assurance Report about Supplementary Accounting Information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of September 30, 2020 and for the nine month period then ended has been prepared by the Management of Bradesco, based on the information contained in the September 30, 2020 intermediate consolidated financial statements and the accounting information adjusted to the criteria described in Note 4 of such intermediate consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

Based on the procedures performed we did not become aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, in accordance with the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

Osasco, October 28, 2020

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

(This page has been left blank intentionally).

Consolidated Financial Statements

3rd Quarter 2020

bradesco

Management Report

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on September 30, 2020, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

The third quarter was confirmed as a period of beginning of recovery, contributing for the improvement of the Brazilian economy. The flexibilization of the social distancing measures, from May, has collaborated to this process, given the indicators related to production, demand, trust and generation of jobs, which have reacted positively to the stimuli implemented. In some cases, recent data has pointed to levels higher than those observed before the intensification of the pandemic, keeping the expectations for the fourth quarter quite favorable.

Part of the positive response of the economy to the impacts of the pandemic has passed through the Brazilian banking system, which has expanded the access to credit to companies and families, without risks to the financial stability. In spite of the most recent price pressures, especially in markets of goods, inflation remains controlled, as well as its expectations. Thus, the scenario remains favorable for the maintenance of interest at historically low levels in coming quarters. This process tends to be exacerbated by constant reiteration, by the authorities, of the commitment with sustainable fiscal policies and with the resumption of the agenda of structural reforms.

In the global scenario, the activity in the major economies has also recovered, even though with differences in sectors that tend to persist until there is a vaccine. However, the risks remain on the radar, since the increase in the number of cases of COVID-19 in some regions, mainly in Europe, has generated concerns. In addition, the political transition in the USA can produce some volatility in the markets, with an increase of uncertainties in relation to the renewal of stimuli and a possible resurgence of protectionist measures in the next year.

2. Highlights for the period

- All regulatory authorizations were obtained for the acquisition, by Bradesco, of 100% of the share capital of BAC Florida Bank. The conclusion of the transaction is still subject to the fulfillment of contractual conditions. The contract for the Purchase of Shares for acquisition of BAC Florida Bank ("BAC"), BAC Florida Investments Corp. ("BFI") and BAC Global Advisors ("BGA"), was signed in May 2019.
- Pre-registration on PIX was enabled, the payment system created by the Central Bank of Brazil that allows clients to receive and pay bills and make transfers between banks, every day, at any time, with the amount credited in seconds.
- Start of operations of the BITZ Financial Services S.A., a new company of the Bradesco Organization, which operates in the Brazilian market of Digital Wallets and Payment Accounts. Through BITZ, clients can store money, make payments – including via QR Code –, cash transfers, top-ups, receipts and online purchases. Thus, Bradesco will have an even more complete portfolio and reaffirms the commitment of digital presence, which has been one of the formats for the democratization of financial services.
- The Bank signed an agreement on joint efforts with Banco J. P. Morgan S.A. to enable the potential transfer in the local provision of services to clients of private banking of J. P. Morgan who choose to migrate to Bradesco, ensuring continuity and excellence in customer service. With a wide and solid local platform in the segment, we have full capacity of strategic management of investment and relationship that enabled us to serve clients completely.

Management Report

- next, a 100% digital Bank created in 2017, has become a company of the Bradesco Organization, acquiring greater autonomy and speed of management and operations. With the name *Next Tecnologia e Serviços Digitais*, it has the DNA of innovation of Bradesco and continues to count on the safety and soundness of our Organization.
- The Bank has joined the Partnership for Carbon Accounting Financials – PCAF, an international collaboration between banks, investors and fund managers with a focus on developing methodologies for measuring and disclosing carbon emissions generated by the activities funded by institutions. With this, Bradesco has become the first Brazilian bank to take part in the initiative.

3. Results for the Period

In the first nine months of 2020, we recorded a book net income of R$11.1 billion, equivalent to R$1.19 per common share and R$1.31 per preferred share, with an annualized return on average equity of 11.3%. The annualized return on average total assets was 1.0%.

In terms of Interest Shareholders' Equity, in gross values, we directed R$1.4 billion to the shareholders, paid monthly, and R$2.3 billion provisioned, totaling R$3.7 billion in the period.

The taxes and contributions, including pensions, paid or provisioned, reached R$17.3 billion, of which 40% is related to taxes withheld and collected from third parties, and 60% calculated based on the activities developed by the Bradesco Organization.

It is worth highlighting that the income in the period was impacted by higher expenses with ALL, a reflection of the provision related to the adverse economic scenario, in the amount of R$9.1 billion (R$2.6 billion for the 3Q20, R$3.8 billion for the 2Q20 and R$2.7 billion for the 1Q20). At the end of September 2020, the total provision for the adverse economic scenario reached R$11.4 billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios.

Capital and reserves

We highlight that at the end of the period:

R$79.1 billion totaled the paid Capital Stock;

R$55.8 billion totaled the Equity Reserves; and

R$137.5 billion was the Shareholders' Equity with a decrease of 0.6% in comparison to the same period of the previous year, caused by market volatility, which impacted the asset valuation adjustment. The book value per share was R$15.56.

The fair value of Bradesco reached R$165.3 billion, which is equivalent to 1.2 times the Shareholders' Equity. The calculation is made based on the listing of shares on stock exchanges.

The Basel Ratio reached 15.1%, which is higher than the minimum of 10.25% regulated by Resolution No. 4,193/13, of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory Capital, the fixed asset ratio reached 33.1%, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Management Report

Below, a summary of our financial information:

R$ million	Sept20
Statement of Financial Position - Selected Data	
Securities	591,296
Available-for-Sale	246,817
Trading	242,564
Held-to-maturity (1)	101,915
Expanded Loans Portfolio (2)	664,414
Total Assets under Management	2,412,819
Funds Raised	972,530
Assets under Management	1,440,289
Total Deposits	522,762
Time Deposits	345,514
Savings Deposits	129,670
Demand Deposits	46,540
Interbank Deposits	1,038
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	279,186
Subordinated Debt	54,107
Brazil	38,754
Overseas	15,353
Funds from Issuance of Securities	154,003
Brazil	140,333
Overseas	13,670
Tax Payments and Collection and Related Charges	4,784
Working Capital	111,876
Borrowings and Onlendings	51,944
Brazil	24,493
Overseas	27,451
Exchange Portfolio	34,439
Securities sold under agreements to repurchase	227,188
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days (3) / Loan Portfolio) - %	2.3

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";
(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and
(3) Overdue loans.

4. Clients

The client is the reason for our existence. We constantly reinforce our positioning so that all who work here know how to act in their relationship with clients.

We can serve all profiles of clients with the same level of excellence to meet the highest number of people, thereby fulfilling our goals of access democratization to banking products and services, encouraging financial inclusion, social mobility and entrepreneurship. Having the scale and diversification as differentials in our business model, these values extend to non-account holders, because we recognize their importance and their potential to expand our business.

Management Report

In the period, **our base was composed of 69.5 million clients.** And, to ensure a journey of quality, we segmented the structure for both individuals and companies, as follows:


LARGE CORPORATE
≥ R$4 billion
PRIVATE BANK
≥ R$5 million
CORPORATE
R$500 mi to R$ 4 bi
PRIME
≥ R$10,000 or
≥ R$100,000
CORPORATE ONE
R$30 to R$500 mi
EXCLUSIVE
R$4,000 to R$10,000 or
≥ R$ 40,000
COMPANY AND BUSINESS
Up to R$30 mi
CLASSIC
≤ R$4,000
Non-account holders
Institutional Segment
Bradesco Expresso and Banking Service Point
Investments
Monthly Income
Annual Sales Revenue

5. Service Structure

With a wide Service Network and constantly updated, we provide a modern structure, offering practical services in all segments we operate. We are present throughout Brazil and, also, in strategic locations abroad.

At the end of the period, our Service Network comprised of 81,820 points, distributed according to the following:

	Sept20
Structural Information - Units	
Customer Service Points	**81,820**
- Branches	3,795
- PAs	4,529
- PAEs	855
- Banco24Horas Network	15,071
- Bradesco Expresso (Correspondent Banks)	40,822
- Bradesco Financiamentos (Correspondent Banks)	16,676
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	14
ATMs	**55,592**
- Onsite Network - Bradesco	31,885
- Banco24Horas Network	23,707

Digital Channels

Aiming at the convenience, practicality and security for clients, we offer various products and services in any place and time through our channels Internet Banking, Mobile App, ATM, Social Networks and *Fone Fácil*. Currently, they represent 98% of all transactions carried out, 89% of them online and via mobile services.

Digital Platforms

So far, we have eight large Digital Platforms serving clients of the Retail and Prime segments, invited or that have requested migration for the units because of their relationship profile. Currently, we supply 335,639 thousand clients with 230,190 thousand clients in Retail and 105,449 thousand clients in Prime. We also have the Digital Branch Bradesco Private Bank, with 4,473 clients in this segment.

Accessibility

Since 1998, when we were pioneers in providing several accessibility solutions, products and services that guarantee more autonomy and independence to the clients with disabilities, we remain vigilant in the mission of democratizing access and ensuring inclusion. We developed and used means to bring practicality

Management Report

for people to be able to be financially independent, which is very important. Among the actions, we highlight the *Bradesco Digital Libras*, which provides quality and assertive services to the public with hearing disabilities, expanding their relationship with us. We also have the Mouse Virtual, Virtual Vision, Tutoring in Brazilian Sign Language (*Libras*), Braille Kit, Enlarged Font, Bank's WebLibras Home Page and we also innovated by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco, among others.

International Area

We operate in the foreign exchange market, export, import, financial transfers and trade finance. We maintained the leading position in the exports ranking (FX), occupying a prominent position in Imports and Trade Finance.

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment.

Abroad, we have 3 Branches, 9 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Overseas Network

Branches	
New York	Banco Bradesco S.A.
Grand Cayman	
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

next, our digital bank

After its launch in 2017, next grew at an accelerated pace, becoming a related company in September 2020. It has the DNA of innovation of Bradesco, the safety and the soundness of the Organization to provide even more digital experiences to more than 3.2 million clients.

It is a 100% digital bank that operates based on the concepts of user experience, intelligent journeys and sophisticated algorithms to offer the best features, anticipate actions and suggest assertive options for each client.

It has a complete portfolio of unlimited free services, such as transfers, credit card, financial management, withdrawals in ATMs of Bradesco and Banco24horas Network, digital wallets, journey of protection with insurance offers, among others. It is also a major hub in connection with non-financial services, where, through "*Mimos*", it provides discounts and special benefits to clients on more than 270 brands and 780 partner groups offers, as the broadest of the market.

We highlight some of the major product releases in recent months: integration with Apple Pay, making next the only digital bank to have the main digital wallet on the market; nextJoy – a free digital account for minors, in an unprecedented partnership with Disney, promoting financial education; and Integration with Ágora delivering more than 350 investment options to clients.

Management Report

6. Main products and services

Insurance and others

Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, works to provide the best service to policyholders. With a solid path, it contributes consistently to the consolidated results of the Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 29,771 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the Country.

In the period, it recorded:

R$3.8 billion in Net Income;

R$40.3 billion in Shareholders' Equity; and

R$55.6 billion in net insurance premiums issued, pension contributions and income from capitalization.

Cards

We have the most complete means of payment solutions line in the Country and work with the main cards, like Elo, Visa, Mastercard and American Express, and we offer Private Label cards in partnership with important companies.

Through our subsidiary Bradescard México, one of the main financial institutions serving the needs of the Mexican market, we work as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in the local market, like the C&A store chain.

Also in payment systems, we are well positioned with relevant market participations such as Cielo and, through Elopar, an investment holding company which investments include Alelo (benefit, pre-paid cards and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$140.6 billion in card transactions in the period.

R$5.0 billion in Fee and Commission Income.

Loan Operations

Keeping the focus on improving the experience and the real needs of clients, we are in full operational capability. The policy we have guides management's actions and is constantly updated and consistent with the economic reality. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains.

We highlighted some of the lines:

- **Agribusiness:** we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;
- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

Management Report

- **Real Estate Financing:** one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and
- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the period:

R$664.4 billion on loan operations, in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC);

R$44.8 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$10.4 billion, constituted considering our provisioning model, which is based on statistical models that capture historical and forward-looking information, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$161.0 billion in operations intended to consumer financing – that comprises almost 70% of loan operations to individuals –, which includes the amount of R$66.4 billion in Payroll-Deductible Loans with 9.1 million active contracts;

R$67.2 billion was the balance in the Real Estate Financing portfolio, whereby R$52.3 billion was intended for individuals and R$14.9 billion for companies, totaling 301,353 units financed;

R$22.8 billion in applications on agribusiness; and

R$22.8 billion amounted to the balance of onlending portfolios, with 127,924 agreements.

Consortia

Through Bradesco Consórcios (consortia), we offer a complete product and service portfolio to account holders as well as to non-account holders, with an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, ensuring our market leadership.

R$15.6 billion in revenues in the first nine months of the year, totaling R$80.1 billion accrued until the end of September 2020.

R$1.4 billion in Fee and Commission Income.

1,550,858 active quotas, totaling 369.2 thousand new quotas sold in 2020.

Investment Bank

Banco Bradesco BBI advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance, operating as the Investment Bank of the Organization.

With a highly qualified research team, the Global Markets area, responsible for the securities and the institutional customer relationship, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$163.8 billion was the amount recorded for 141 investment banking transactions.

Management Report

Asset Management – Management of Resources

BRAM – Bradesco Asset Management, one of the market leaders companies, is our representative in the offer of complete solutions in asset management and investments portfolios for all the client profiles that we serve. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices, ensuring excellence in service quality.

R$589.7 billion in investment funds and managed portfolios under its management accrued in the period.

Complete Investment Platform

In addition to investment management services, performed by Bradesco's Branch Network managers, clients can also rely on an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension. In addition, suggested portfolios, which combine a diversity of financial products and which are established monthly based on the domestic and international market perspectives, are available to clients.

It is possible to invest via Internet Banking, Bradesco Celular (mobile App), telephone, chat, among others, whereby operations and investment advice can be made, providing convenience to the clients.

The three pillars which support the values of our Platform are:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions, to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curator of investments, which will recommend the best combination of products in view of the objectives and client profiles; and
- Leading edge digital trading platforms that allow quick, easy and complete access to clients.

Ágora

Ágora – Investment House demonstrates our agility and flexibility in the era of innovation. After revitalization, it has become an open and independent investment platform for both individuals and companies, including non-account holders.

Clients initiate the relationship with the registration 100% digital, and shall have access to a complete portfolio of investments for all profiles, having curated the selection of the best products in the market with options of equity, futures markets, *Tesouro Direto* (Government Treasury Bonds), Structured Operations Certificate (COE), funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

The platform has an advanced, agile, modern and intuitive trading, either via Website or App Ágora available 24 hours a day, providing a different experience, so that clients have all the comfort and security when investing.

Broker

Bradesco Corretora, through Bradesco BBI, serves exclusively institutional clients, with coverage of analysis of companies and sectors. Through Bradesco Securities units, operates in the North American, European and Chinese markets, mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Management Report

Miscellaneous solutions

Capital Market

Regarding the capital market, we provide a broad range of solutions and services through a modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities and Depositary (Escrow Account – Trustee). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Cash Management

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Clients classified as Market Niches, such as Franchising, Condos, Notary Offices, University Students, and Health Professionals, among others, also have support from expert staff and customized solutions according to their profile. Microentrepreneurs have at their disposal the MEI Portal – mei.bradesco –, which, in addition to products and services tailored to their business, offers free services provided by partners to bring practicality to their day to day.

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

Products and Services to the Public Authorities

Exclusive platforms serve the Public Sector, throughout the national territory, with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.5 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have a commercial structure with 44 platforms distributed throughout Brazil: nine specialized platforms in the Heads of Public Authority to assist Governments, Capitals, Courts, Class Councils, Chambers, Public Prosecutors, and Public Defenders. We also have 35 Platforms that operate in Retail, serving City Halls and other Bodies. Find out more on bradescopoderpublico.com.br.

7. Technology and Innovation

During the period, personal, family and social routines have changed, affecting the behavior of consumption in society. In view of this, technology has become even more a facilitator in people's lives. We have noticed an acceleration in digital media that can be evidenced with more than 638 thousand accounts opened directly on the App this year and 98% of transactions in the Bank made through digital channels (mobile, IB and ATM).

For individuals, we have evolved, offering new experiences increasingly agile, contextualized and intuitive, such as the provision of a single app to access the account, which recognizes the client's profile and automatically adjusts to their segment, allowing them to customize their initial access to the services they use the most. The client can complete the API (Analysis of Investor Profile), purchase applications in LCI (Letters of credit for real estate) and access the simulation of the recommended investment portfolio. The experience with BIA – Bradesco Artificial Intelligence has also improved with the inclusion of the ability to answer questions in the area logged in to the App.

Management Report

With a more fluid navigability and a modern layout, Internet Banking has information of transactions performed with graphs, shortcut to the main transactions, warnings and update of credit card purchases, in real time, making the navigation easier and more enjoyable.

Thinking of the time of recovery and financial reorganization, with the massive use of analytics, we offer new solutions in context to the period lived by the client, like the journey of granting and increasing special Overdraft on mobile, refinancing of Payroll-Deductible Loans debts and the expansion of the channels for activation and loan release.

In a simple and secure manner, clients can simulate and contract plans for vehicle and properties consortia by phone and via the internet without having to issue hard copies and with a 100% digital formalization. The services available on the App, Internet Banking and the *Canal do Consorciado* (Channel of the Pool Purchaser) have also been enhanced. They offer the second copy of the bank payment slip, changing of passwords, inquiries on results of Meetings of the draws, offer and dilution of bids, settlement of installments and anticipated payment in these channels. Also in the loan operations, we leverage new possibilities of serving the client from beginning to end by firming partnerships, as with OLX, where the client can simulate the real estate financing and send the proposal digitally, anywhere and at any time.

Ágora Investimentos is increasingly evolving. Currently, it holds more than R$50 billion in assets, with an increase of 1,500% in volume of operation in comparison to 2019 and relies on BIA to clarify doubts about services and book-entry securities.

We have continuously expanded the self-services on *Net Empresa* (Company) for company clients to facilitate their day-to-day and to support them mainly at this moment, which today has more than 170 services available. Regarding financial reorganization, we offer the refinancing of the working capital contract and the unification of Company loans with the option to reduce the value of installments and extend the term of payment, which may be requested through *Net Empresa*, in addition to providing digitally signing contracts for renegotiation of debts via the channel.

In the insurance Company, we perfected the experience in call centers with resources that use Artificial Intelligence and help us to understand the reasons for the calls and reduce the time of the service provided. In addition to telemedicine and self-monitoring using the cellphone already available, several facilities are being offered in the digital channels, such as activation of emergency services of residential care by WhatsApp; redemption of the individual and corporate life insurance and business on Internet Banking; digital acceptance of capitalization products for individuals and pension through the Bradesco App or by Internet Banking, with all the ease and convenience.

8. Sustainability for Bradesco

The corporate mission of Bradesco expresses our commitment for sustainable development, which is one of the drivers for the conduct of our business and relationships. We also recognize the management of environmental, social and governance issues ("ESG" or "ASG," in the acronym in Portuguese) as key to our growth and survival and to contributing to the generation of long-term and shared value for shareholders, employees, suppliers, clients and the society.

The Bradesco's Sustainability Strategy has six pillars: Sustainable Business; Climate Change; Customer Relationship; Diversity; Innovation; and Private Social Investment. The agenda is in line with the six United Nations **Sustainable Development Goals (SDGs)** prioritized by the Organization: (4) Quality Education; (5) Gender Equality; (8) Decent Work and Economic Growth; (9) Industry, Innovation and Infrastructure; (10) Reduced Inequality; and (13) Climate Action.

In the last quarter, we initiated new partnerships and strengthened actions in favor of the sustainable development of the **Amazon**. In an unprecedented initiative, Bradesco, Itaú and Santander have teamed up to launch the Amazon Plan, which has 10 measures for the region in three areas: environmental conservation

and the development of the bioeconomy; investment in sustainable infrastructure; and the guarantee of basic rights of the Amazonian population.

In the same direction, we also entered the **Brazilian Coalition on Climate, Forests and Agriculture**, with which we pledged to contribute to the promotion of existing public policies and actions that boost Brazil to become a sustainable, low-carbon, and inclusive economy. Bradesco also became the first Brazilian bank to join the Partnership for Carbon Accounting Financials (PCAF), a global initiative with a focus on promoting the measurement and reporting of greenhouse gas emissions arising from financing and investments in financial institutions.

As a result of this effort of continuous advancement and improvement of practices, we have received the recognition of indexes and ESG ratings from specialized agencies. We disclose our initiatives and ESG performance in the annual editions of the Integrated Report (supplementary version) in accordance with some of the most relevant guidelines of corporate transparency of the market. Learn on the websites bradescori.com.br and bradescosustentabilidade.com.br.

9. Human Resources

We recognize in people one of the most important pillars that support the Organization as well as one of the reasons for our success. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide to them and to the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, in the sharing of knowledge and appreciation of the human being, without any kind of discrimination.

By means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life, we keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all.

In this way, we highlight the programs and learning solutions developed and available through Unibrad – *Universidade Corporativa Bradesco* (Bradesco Corporate University), with 398,228 participants registered so far: 45,283 were classroom students and 352,945 were distance learning students. In this period, R$66 million was invested in corporate education actions.

The Organization has a health and well-being culture based on prevention and promotion of healthy habits, attitudes and behaviors, based on balance (emotional health), self-care (health and body) and movement (physical activity). As a preventive measure, for example, in 2019 we distributed more than 58 thousand doses of vaccine against the H1N1 virus.

This culture of health and well-being, allied to safety measures and technological support, has contributed relevantly for us to structure and adopt contingency measures to cope with the COVID-19. Since the beginning, among other protection measures, we implemented an extensive program of remote working, resulting in a large part of the workforce from departments and offices working from their homes. For employees from Branches, the strategy was the weekly rotation of teams. At the end of the week, the Branches undergo deep cleansing, ensuring everyone's safety. We also offer serologic tests to detect the COVID-19. More than 40 thousand employees participated in the campaign.

The learning with remote working has allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at national level, to be the first of the large banks to assume the commitment to adopt remote working after the pandemic.

Employees and their families continue to have the necessary protection, including psychological support to ensure tranquility during and after the crisis, after all, respect for people is an integral part of our corporate culture.

Management Report

10. Corporate Governance

The Annual Shareholder's Meeting is the highest body of our governance and it is in it that the members of the Board of Directors and Fiscal Council are elected. The Board of Directors is composed of ten members, among which two are independent, and has as its main tasks to establish the corporate strategy and policies that govern the Organization, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. No accumulation of the positions of Chairman of the Board of Directors and Chief Executive Officer should occur, as provided for in the Bylaws.

The Board of Directors is advised by seven committees: a) statutory: (i) Audit; and (ii) Remuneration; and (b) non-statutory: (iii) Integrity and Ethical Conduct; (iv) Risks; (v) Integrated Risk Management and Capital Allocation; (vi) Sustainability and Diversity; and (vii) Succession and Appointment. Several executive committees assist the Board of Executive Officers' activities, all of which are normatized by their own charters.

In the role of Supervisory Body, we have the Fiscal Council, which has been operating permanently since 2015 and monitors the actions of managers. It is currently composed of five effective members and their respective alternates, among which two members and their respective alternates shall be elected annually by the minority shareholders. In addition to the Fiscal Council, we have the Audit Committee and Internal Audit, both reporting to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC. Our Corporate Governance practices attest to the commitment with the generation of values for shareholders, employees and society. Further information on corporate governance is available on the website: bradescori.com.br – Corporate Governance Section.

Internal Audit

The General Inspectorate Department is responsible for internal audit among other services. In an independent way, this department evaluates processes in order to mitigate the risks and ensure the effectiveness of the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

11. Credit Policy and Risk Governance

We have adjusted the Bradesco's policies and governance for the time in which we are living in. We created a crisis committee, formed by the Executive Officers, which holds meetings for updates on all aspects, including human resources, technology, segments, press releases, and government determinations, among others.

In relation to our credit policies, our main focus remains in supporting our clients, with the appropriate assessment of the risks taken. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the credit recovery teams 100% active and focused on seeking solutions for clients who need them. We have incorporated into our models of credit the new risk variables of the current scenario in order to properly assess the situation.

Our ability to support clients is related to the maintenance of our strength. We sustain both a solid capital base and an adequate and robust liquidity margin to meet the needs of clients, as well as business sustainability. In addition, the Central Bank of Brazil has been in continuous communication with banks, promoting measures that favored even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

Management Report

We have constantly monitored and adjusted the operational and risk appetite limits by promoting the review and prompt adaptation to the current context. In addition to our internal monitoring activities, a refined and well-structured monitoring of relevant suppliers of the Organization was established to ensure that the continuity strategies adopted by the companies, in fact, correspond to the needs of our processes, maintaining our deliveries to clients.

12. Integrated Risk Control

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change, and by technological innovation in financial services.

Independent Validation of Models

In order to identify, mitigate and control the risks inherent to the models, which can lead to adverse consequences, there is an independent validation process conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used, the use and the robustness of the environment in which they are deployed. Various models as support instruments for decision, structuring of issues and risk and capital management are used, among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until their solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

13. Compliance and Ethics

Covering the entire Bradesco Organization, the Compliance and Integrity Programs, the standards that affirm our values and govern the daily interactions and decisions, are also extended to suppliers, service providers and subsidiaries, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards and training programs for professionals, by aggregating excellence in procedures and controls, and seeking to detect prevention, identification, mitigation and monitoring of any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

Management Report

14. Social Investments

Fundação Bradesco

Fundação Bradesco, the largest private social and educational program in the Country, is our main social sustainability action and allows us to fulfill one of our most important commitments, which is to grow not only looking at the Organization, but at all the places in which we operate and contribute to the development of the Country.

With 40 own Schools, installed in high-priority regions of socio-economic deprivation, it is present in all the Brazilian states and Federal District. Its pillar is based on the belief that education is the path to promote equal opportunities, personal and collective achievement, as well as a means to build a society that is more worthy and productive. Thus, its educational structure includes the development of competences and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market.

The estimated budget for 2020 is R$794 million, whereby R$665.9 million will be destined to investments in Activity Expenses and R$128.1 million to investments in Infrastructure and Educational Technology, which will allow the institution to offer free education to:

a) 84,588 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and in Initial and Continuing Education focused on the creation of jobs. The 42,961 students of Basic Education also receive, without cost, uniforms, school supplies, meals, medical and dental assistance;

b) 3.5 million students are expected to complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "*Escol@ Virtual*" (Virtual School); and

c) 12,447 beneficiaries in projects and actions in partnerships, such as the *Programa Educa+Ação* (Educate+Action Program) and the *Programa de Informática para Deficientes Visuais* (IT for the Visually Handicapped Program), and in educational courses and lectures and in information technology.

Sports

With more than 30 years of existence, the *Programa Bradesco Esportes e Educação* (Bradesco Sports and Education Program) encourages sport as an activity to support the development of children and young people, favoring the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools, in a leisure club and in its Center of Sports Development, all in Osasco – SP. Annually, approximately 1.5 thousand girls are trained. Participants also receive civic education instruction and those at Specialist Centers are offered health insurance, transportation, food, an allowance and other benefits.

Management Report

15. Recognitions

- In the *Valor Inovação Brasil 2020* award, from the *Valor Econômico* newspaper, Bradesco came first, for the fourth consecutive year, in the Bank category and among the 10 most innovative companies of Brazil in the 2020 ranking;
- Bradesco was recognized for its digital strategy and efforts in the protection and security of the journeys of our clients, in the award-winning "Innovation in Digital Banking Awards 2020", from The Banker magazine, a division of the Financial Times British newspaper, as featured in the category "Most Innovative in Digital Banking in Latin America" and global highlight in the category of cybersecurity.
- In the 4th edition of the *Finanças Mais* Award, promoted by *O Estado de S. Paulo* newspaper and Austing Rating, Bradesco was the biggest winner, winning first place in four categories: Best Retail Bank; Leasing; Capitalization; and Life and Pension;
- The Organization was present in the ranking of the 150 Best Companies to Work For in 2020, held by Great Place to Work - GPTW in partnership with *Época Negócios* magazine, in the category Large Companies, with Bradesco, Losango and Edmundo Vasconcelos Hospital. Losango also figured in first place, for the 8th year in a row, in the award the Best Companies to Work for in Rio de Janeiro, also promoted by GPTW; and
- For the seventh time, BRAM is the most awarded management company, coming first in the ranking of the *Investidor Institucional* magazine and number one with the best funds, whereby 44 of them were classified as excellent.

16. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization, in the third quarter, hired services provided by KPMG Auditores Independentes that were not related to the external audit, at a level lower than 5% of the total fees related to external audit services. Other services provided by the External Audit were: i) due diligence; (ii) assurance reports; and iii) reports on previously agreed procedures. The amount of signings totaled approximately R$2 million, which represents approximately 5.21% of the total fees of audits of financial statements prepared in 2020 in the Bradesco Organization. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

17. Acknowledgments

At the end of the third quarter, we look at the path traveled noting, even more so, how much we can learn in moments of crisis, our capacity to adapt, to reinvent and deal with adversity, which, has added to the soundness of the Bradesco brand, and made us overcome challenges and surprises of a unique period. We have always believed in the strength of the Brazilian people and have continued to stand by supporting people, businesses and our Country. Thus, for the results and progress achieved, our thanks to our shareholders and clients, as well as our employees and other associates, who honor us with their support and confidence. Together, we make things happen.

Cidade de Deus, October 28, 2020

Board of Directors and Board of Executive Officers

Consolidated Statements of Financial Position – *In thousands of Reais*

	Note	On September 30, 2020	On December 31, 2019
Assets			
Cash and cash equivalents	5	**222,841,724**	**61,879,493**
Financial instruments		**1,276,609,481**	**1,211,135,423**
- Interbank investments	6	23,366,186	15,721,377
- Compulsory deposits with the Brazilian Central Bank	7	81,309,861	90,622,338
- Securities	8	591,295,264	595,027,816
- Derivative financial instruments	9	31,588,710	14,511,190
- Loans	10	432,576,874	376,053,905
- Other financial instruments	11	116,472,586	119,198,797
Leases	10	**2,771,516**	**2,857,515**
Expected credit loss associated with credit risk		**(44,765,685)**	**(36,640,425)**
- Loans		(41,896,092)	(33,416,838)
- Leases		(57,630)	(160,382)
- Other receivables		(2,811,963)	(3,063,205)
Deferred tax assets	36	**89,150,299**	**67,400,235**
Investments in associates and jointly controlled entities	12	**6,296,540**	**7,143,094**
Premises and equipment	13	**20,808,961**	**19,836,467**
Intangible assets	14	**32,289,356**	**31,702,554**
Depreciation and amortization		**(32,654,018)**	**(29,480,869)**
- Premises and equipment		(11,245,828)	(10,029,291)
- Intangible assets		(21,408,190)	(19,451,578)
Other assets	15	**25,272,989**	**26,125,531**
Impairment of Assets Accumulated		**(2,674,453)**	**(2,819,950)**
Total assets		**1,595,946,710**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Consolidated Statements of Financial Position** – In thousands of Reais*

	Note	On September 30, 2020	On December 31, 2019
Liabilities			
Deposits and other financial liabilities		**1,106,190,026**	**880,530,186**
- Deposits from banks	16	281,357,819	227,819,610
- Deposits from customers	17	520,537,289	366,227,541
- Securities issued	18	154,003,261	170,727,563
- Subordinated debts	19	54,107,009	49,313,508
- Derivative financial instruments	9	25,729,144	14,244,083
- Other financial liabilities	20	70,455,504	52,197,881
Provisions		**315,482,568**	**311,149,271**
- Insurance technical provisions and pension plans	21	279,186,129	274,764,876
- Other reserves	21	36,296,439	36,384,395
Deferred income tax assets	**36**	**6,992,788**	**8,070,398**
Other liabilities	**23**	**29,071,518**	**24,956,201**
Total liabilities		**1,457,736,900**	**1,224,706,056**
Shareholders' equity			
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		55,773,626	52,407,209
Other comprehensive income		3,016,088	6,645,085
Equity attributable to shareholders of the parent	**24**	**137,460,641**	**133,723,221**
Non-controlling interest	**25**	**749,169**	**709,791**
Total equity		**138,209,810**	**134,433,012**
Total equity and liabilities		**1,595,946,710**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Consolidated income statements** - In thousands of Reais*

	Note	3rd quarter		For the nine month period ended September 30	
					R$ thousand
		2020	2019	2020	2019
Revenue from financial intermediation		**26,189,003**	**28,615,646**	**73,235,591**	**88,268,999**
- Loans		18,030,080	19,398,703	55,070,731	56,335,897
- Leases		11,875	64,394	99,429	186,504
- Securities and interbank investments	9	6,308,815	8,153,745	22,284,051	23,424,344
- Net gain or (loss) from derivative financial instruments	9	(798,421)	(1,542,460)	(13,514,464)	(3,012,395)
- Financial income from insurance, pension plans and capitalization bonds	9	1,473,441	1,314,343	3,118,149	6,188,754
- Revenue from financial intermediation – foreign exchange income	11	919,251	1,610,188	5,428,632	3,008,279
- Reserve requirement	7	381,735	1,110,043	1,659,857	3,392,226
- Sale or transfer of financial assets		(137,773)	(1,493,310)	(910,794)	(1,254,610)
Expenses from financial intermediation		**(7,874,560)**	**(15,386,259)**	**(38,732,756)**	**(36,790,607)**
- Retail and professional market funding	20	(5,277,827)	(10,266,779)	(20,848,470)	(29,661,500)
- Borrowing and on-lending	16	(2,596,733)	(5,119,480)	(17,884,286)	(7,129,107)
Net revenue from financial intermediation		**18,314,443**	**13,229,387**	**34,502,835**	**51,478,392**
Expected Credit Loss Associated with Credit Risk expense		**(5,404,564)**	**(2,828,268)**	**(20,891,214)**	**(13,391,299)**
- Loans		(5,004,438)	(2,259,225)	(20,713,550)	(12,264,685)
- Leases		49,248	1,990	96,957	(20,057)
- Other receivables		(449,374)	(571,033)	(274,621)	(1,106,557)
Gross income from financial intermediation		**12,909,879**	**10,401,119**	**13,611,621**	**38,087,093**
Net other operating income (expenses)		**(7,679,523)**	**(6,027,816)**	**(18,025,376)**	**(17,698,730)**
- Fee and commission income	26	4,455,287	4,715,575	13,294,141	13,757,624
- Income from banking fees		2,021,168	2,053,666	6,088,235	6,061,294
- Other income from insurance, pension plans and capitalization bonds		2,129,548	2,030,200	7,260,655	6,584,417
- Personnel expenses	27	(4,758,040)	(5,467,659)	(14,311,959)	(15,062,663)
- Other administrative expenses	28	(4,724,054)	(5,159,516)	(14,267,318)	(14,754,690)
- Tax expenses	29	(1,712,920)	(1,485,447)	(4,045,512)	(4,804,555)
- Share of profit (loss) of unconsolidated and jointly controlled companies	12	169,009	293,413	388,531	895,758
- Other operating income	30	1,169,382	1,750,675	4,494,806	5,143,069
- Other operating expenses	31	(5,596,123)	(3,863,141)	(15,225,624)	(13,242,719)
- Provision (expenses)/reversals		(832,780)	(895,582)	(1,701,331)	(2,276,265)
- Labor		(193,814)	(455,545)	(484,876)	(1,154,819)
- Tax		23,230	(883)	44,569	218,489
- Civil		(234,522)	(284,933)	(446,959)	(1,055,858)
- Others		(427,674)	(154,221)	(814,065)	(284,077)
Operating profit/(loss)		**5,230,356**	**4,373,303**	**(4,413,755)**	**20,388,363**
Non-operating income/(expense)	**32**	**(35,200)**	**(128,571)**	**(94,728)**	**(419,568)**
Income/(loss) before income taxes and non-controlling interests		**5,195,156**	**4,244,732**	**(4,508,483)**	**19,968,795**
Income taxes	36	(959,416)	1,623,426	15,731,840	(2,151,635)
Non-controlling interests in subsidiaries		(41,660)	(31,187)	(141,136)	(117,668)
Net income		**4,194,080**	**5,836,971**	**11,082,221**	**17,699,492**
Net income attributable to shareholders:					
Shareholders of the parent		4,194,080	5,836,971	11,082,221	17,699,492
Non-controlling interest		41,660	31,187	141,136	117,668
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
- Earnings per common share		0.45	0.63	1.19	1.91
- Earnings per preferred share		0.50	0.69	1.31	2.10

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of comprehensive income – *In thousands of Reais*

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Net income for the period	**4,194,080**	**5,836,971**	**11,082,221**	**17,699,492**
Non-controlling interest	41,660	31,187	141,136	117,668
Net income for the period attributable to shareholders	**4,235,740**	**5,868,158**	**11,223,357**	**17,817,160**
Items that can subsequently be reclassified to profit or loss	**(461,105)**	**857,400**	**(3,627,293)**	**5,650,461**
Securities available for sale	(597,532)	856,648	(3,428,292)	5,588,196
- Own	(581,740)	883,498	(3,312,218)	5,612,158
- Associates and jointly controlled entities	(15,792)	(26,850)	(116,074)	(23,962)
Cash flow hedge	140,644	4,528	(177,869)	63,283
Hedge of investment abroad	(92,579)	(53,612)	(227,359)	(63,081)
Exchange differences on translations of foreign operations	88,362	49,836	206,227	62,063
Items that can not be reclassified to the Consolidated Income Statement	**264**	-	**(1,704)**	-
Actuarial valuation	264	-	(1,704)	-
Total other comprehensive income	**(460,841)**	**857,400**	**(3,628,997)**	**5,650,461**
Comprehensive income for the period	**3,774,899**	**6,725,558**	**7,594,360**	**23,467,621**
Attributable to shareholders:				
Shareholders of the parent	3,733,239	6,694,371	7,453,224	23,349,953
Non-controlling interest	41,660	31,187	141,136	117,668

Consolidated statements of changes in shareholders' equity for the nine month period ended September 30 - In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2018	**67,100,000**	**11,441**	**8,494,263**	**45,194,107**	**761,572**	**(440,514)**	**-**	**121,120,869**
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	5,650,461	-	-	5,650,461
Net income	-	-	-	-	-	-	17,699,492	17,699,492
Allocations:								
- Reserves	-	-	884,974	10,656,482	-	-	(11,541,456)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,743,091)	(5,743,091)
- Provisioned dividends	-	-	-	-	-	-	(414,945)	(414,945)
Balance on September 30, 2019	**75,100,000**	**11,441**	**9,379,237**	**47,850,589**	**6,412,033**	**(440,514)**	**-**	**138,312,786**
Balance on December 31, 2019	**75,100,000**	**11,441**	**9,623,394**	**42,783,815**	**6,645,085**	**(440,514)**	**-**	**133,723,221**
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	(3,628,997)	-	-	(3,628,997)
Net income	-	-	-	-	-	-	11,082,221	11,082,221
Allocations:								
- Reserves	-	-	554,111	6,812,306	-	-	(7,366,417)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(3,715,804)	(3,715,804)
Balance on September 30, 2020	**79,100,000**	**11,441**	**10,177,505**	**45,596,121**	**3,016,088**	**(440,514)**	**-**	**137,460,641**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of added value for the nine month period ended September 30 - In thousands of Reais

Description	2020	%	2019	%
1 – Revenue	**68,610,645**	**463.1**	**92,700,046**	**227.4**
1.1) Financial intermediation	**73,235,591**	**494.4**	**88,268,999**	**216.5**
1.2) Fees and commissions	**19,382,376**	**130.8**	**19,818,918**	**48.6**
1.3) Allowance for loan losses	**(20,891,214)**	**(141.0)**	**(13,391,299)**	**(32.8)**
1.4) Other	**(3,116,108)**	**(21.0)**	**(1,996,572)**	**(4.9)**
2 – Financial intermediation expenses	**(38,732,756)**	**(261.5)**	**(36,790,607)**	**(90.2)**
3 – Inputs acquired from third-parties	**(10,984,984)**	**(74.2)**	**(11,654,220)**	**(28.6)**
Outsourced services	(3,613,691)	(24.4)	(3,619,282)	(8.9)
Data processing	(1,577,052)	(10.6)	(1,569,456)	(3.8)
Communication	(1,011,475)	(6.8)	(1,176,433)	(2.9)
Asset maintenance	(963,415)	(6.5)	(895,830)	(2.2)
Financial system services	(822,935)	(5.6)	(840,916)	(2.1)
Advertising and marketing	(690,656)	(4.7)	(825,873)	(2.0)
Security and surveillance	(546,871)	(3.7)	(553,945)	(1.4)
Transport	(497,109)	(3.4)	(572,688)	(1.4)
Material, water, electricity and gas	(385,334)	(2.6)	(467,816)	(1.1)
Travel	(70,125)	(0.5)	(200,999)	(0.5)
Other	(806,321)	(5.4)	(930,982)	(2.3)
4 – Gross added value (1-2-3)	**18,892,905**	**127.5**	**44,255,219**	**108.5**
5 – Depreciation and amortization	**(4,467,047)**	**(30.2)**	**(4,381,279)**	**(10.7)**
6 – Net added value produced by the entity (4-5)	**14,425,858**	**97.4**	**39,873,940**	**97.8**
7 – Added value received through transfer	**388,531**	**2.6**	**895,758**	**2.2**
Share of profit (loss) of unconsolidated and jointly controlled companies	388,531	2.6	895,758	2.2
8 – Added value to distribute (6+7)	**14,814,389**	**100.0**	**40,769,698**	**100.0**
9 – Added value distributed	**14,814,389**	**100.0**	**40,769,698**	**100.0**
9.1) Personnel	**12,458,462**	**84.1**	**13,267,737**	**32.5**
Salaries	7,360,794	49.7	7,336,477	18.0
Benefits	3,504,649	23.7	3,784,984	9.3
Government Severance Indemnity Fund for Employees (FGTS)	590,304	4.0	640,844	1.6
Other	1,002,715	6.8	1,505,432	3.7
9.2) Tax, fees and contributions	**(9,832,831)**	**(66.4)**	**8,751,116**	**21.5**
Federal	(10,814,134)	(73.0)	7,951,169	19.5
State	3,195	-	7,131	-
Municipal	978,108	6.6	792,816	1.9
9.3) Remuneration for providers of capital	**965,401**	**6.5**	**933,685**	**2.3**
Rental	963,550	6.5	932,394	2.3
Asset leases	1,851	-	1,291	-
9.4) Added Value distributed to shareholders	**11,223,357**	**75.8**	**17,817,160**	**43.7**
Interest on Shareholders' Equity/Dividends paid and/or provisioned	3,715,804	25.1	6,158,036	15.1
Retained earnings	7,366,417	49.7	11,541,456	28.3
Non-controlling interests in retained earnings	141,136	1.0	117,668	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

***Consolidated statements of cash flows for the nine month period ended September 30** - In thousands of Reais*

	2020	2019
Cash flow from operating activities:		
Net Income/(Loss) before income taxes and non-controlling interests	**(4,508,483)**	**19,968,795**
Adjustments for:	**23,254,184**	**15,281,504**
Effect of changes in exchange rates in cash and cash equivalents	(2,315,674)	(733,874)
Allowance for loan losses expense	20,891,214	13,391,299
Accumulated depreciation and amortization	4,467,047	4,381,279
(Reversion)/Constitution Impairment losses of assets	1,076,424	180,434
Expenses/ reversal with civil, labor and tax provisions	2,352,733	3,166,580
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	11,845,190	12,929,009
Share of profit (loss) of unconsolidated and jointly controlled companies	(388,531)	(895,758)
(Gain)/loss on sale of investments	(29,829)	58
(Gain)/loss on sale of fixed assets	72,281	12,719
(Gain)/loss on sale of foreclosed assets	70,712	240,370
Foreign exchange variation of assets and liabilities overseas/Other	(14,787,383)	(17,390,612)
Net income before taxes after adjustments	**18,745,701**	**35,250,299**
(Increase)/Decrease in interbank investments	(7,644,809)	648,876
(Increase)/Decrease in reserve requirement - Central Bank	9,312,477	1,249,749
(Increase)/Decrease in trading securities and derivative financial instruments	(12,096,012)	(15,669,879)
(Increase)/Decrease in loans and leases	(69,512,880)	(43,867,158)
(Increase)/Decrease in Deferred income tax assets	(1,370,445)	(243,259)
(Increase)/decrease in other assets	891,069	(1,565,342)
(Increase)/Decrease in Other financial instruments	2,207,588	(33,290,519)
Increase/(Decrease) in Deposits and other financial instruments	226,105,580	17,112,373
Increase/(Decrease) in Deferred income tax liabilities	(5,725,389)	(1,595,452)
Increase/(Decrease) in Provisions	(9,864,626)	(5,831,242)
Increase/(decrease) in other liabilities	9,668,611	4,975,452
Income tax and social contribution paid	(4,826,008)	(7,348,745)
Net cash provided by/(used in) operating activities	**155,890,857**	**(50,174,847)**
Cash flow from investing activities:		
Maturity of and interest on held-to-maturity securities	41,408,790	4,439,461
Sale of/maturity of and interest on available-for-sale securities	66,304,410	112,446,090
Proceeds from sale of foreclosed assets	399,721	499,623
Sale of investments	130,249	6,564
Sale of premises and equipment	546,715	636,704
Purchases of available-for-sale securities	(59,274,435)	(98,753,647)
Purchases of held-to-maturity securities	(18,491,475)	(7,951)
Purchase of premises and equipment	(1,515,804)	(1,891,411)
Intangible asset acquisitions	(1,775,730)	(1,801,033)
Dividends and interest on shareholders' equity received	259,456	642,371
Net cash provided by/(used in) investing activities	**27,991,897**	**16,216,771**
Cash flow from financing activities:		
Funds from issuance of securities	48,001,287	63,054,791
Settlement and interest payments of funds from issuance of securities	(70,508,983)	(55,348,831)
Issuance of subordinated debt	149,204	-
Settlement and interest payments of subordinated debts	(1,701,807)	(4,878,019)
Dividends and interest on shareholders' equity paid	(1,074,140)	(5,125,978)
Non-controlling interest	(101,758)	(97,183)
Net cash provided by/(used in) financing activities	**(25,236,197)**	**(2,395,220)**
Net increase/(decrease) in cash and cash equivalents	**158,646,557**	**(36,353,296)**
Cash and cash equivalents - at the beginning of the period	61,879,493	110,225,630
Effect of changes in exchange rates in cash and cash equivalents	2,315,674	733,874
Cash and cash equivalents - at the end of the period	222,841,724	74,606,208
Net increase/(decrease) in cash and cash equivalents	**158,646,557**	**(36,353,296)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Index of Notes to the Consolidated Financial Statements

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control". These financial statements were prepared in conformity with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in conformity with accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities and Exchange Commission (CVM), and where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (SUSEP) and National Supplementary Healthcare Agency (ANS). The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

In addition, as of January 2020, the changes arising from CMN Resolution No. 4,720/19 and Bacen Circular No. 3,959/19 were included in Bradesco's consolidated financial statements. The main objective of these standards is to bring similarity with the guidelines for the presentation of financial statements in accordance with International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; the statement of financial position balances for the period are presented in comparison with the end of the immediate previous fiscal year and the remaining statements are compared with the same periods of the previous fiscal year for which they were presented; and the inclusion of the Statement of Comprehensive Income. The changes implemented by the new standards did not impact Net Income or Shareholders' Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. In the

Notes to the Consolidated Financial Statements

first half of 2020, there was a review of assumptions for certain assets due to the current economic scenario impacted by the pandemic caused by Covid-19. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on October 28, 2020.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On September 30, 2020	On December 31, 2019
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (5)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (2) (5)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	Equity interest	
		On September 30, 2020	On December 31, 2019
Other Activities - Overseas			
Bradesco North America LLC (2)	Services	100.00%	100.00%
Investment Funds (6)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.99%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%

(1) Acquisition of minority interest in January 2020;
(2) The functional currency of these companies abroad is the Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on estimated figures.

Notes to the Consolidated Financial Statements

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Securities purchased under agreements are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;
- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders'

Notes to the Consolidated Financial Statements

equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

iii. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

- Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

- Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income Statement; and

- Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 9.

Notes to the Consolidated Financial Statements

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, operations renegotiated in the period from March 1 to December 31, 2020 are being maintained at the same level as they were classified on 29 February 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provisions for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 10.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Notes to the Consolidated Financial Statements

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax (IRPJ) is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution (CSLL) was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g) Investments in associates and Jointly Controlled Entities

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: is recorded at the amount exceeding the amount paid on

Notes to the Consolidated Financial Statements

the acquisition of investments and is amortized over the estimated time over which the asset is expected to contribute, directly or indirectly, to future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

Notes to the Consolidated Financial Statements

l) Deposits and other financial instruments

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued of bonds and securities and subordinated debt

They are stated at the amounts of the liabilities and consider, when applicable, the chargeable charges updated up to the balance sheet date, recognized on a pro rata basis.

Funding with repo operations, carried out under a free movement agreement, is adjusted by its market value.

The composition of the operations is shown in Notes 16, 17, 18 and 19.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 16e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.6% (3.9% on december, 2019) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.9% on december, 2019) per annum;

  - The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

  - For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is

Notes to the Consolidated Financial Statements

calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force;

- For Vehicle insurance, and other Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The reserve for unsettled claims (PSL) for life insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test (LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The

Notes to the Consolidated Financial Statements

improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.9% on december, 2019) per annum.

• Pension plans and life insurance with survival coverage (VGBL):

- The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

- The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

- The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

Notes to the Consolidated Financial Statements

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

• Capitalization bonds:

- The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

- The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

- The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

- The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

- The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

ii. Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

• Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

• Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the

Notes to the Consolidated Financial Statements

courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 22.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 35.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

Notes to the Consolidated Financial Statements

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

Notes to the Consolidated Financial Statements

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting *vs.* Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting *vs.* Managerial:

R$ thousand

	On September 30, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Cash and cash equivalents	222,841,724	465,386	(515,757)	222,791,353	61,879,493	(169,575)	(142,585)	61,567,333
Interbank investments and Compulsory deposits with the Brazilian Central Bank	104,676,047	436,348	-	105,112,395	106,343,715	289,981	(162,770)	106,470,926
Securities and derivative financial instruments	622,883,974	4,100,641	56,075,623	683,060,238	609,539,006	4,645,109	43,319,836	657,503,951
Loans and leases	435,348,390	338,318	-	435,686,708	378,911,420	626,975	-	379,538,395
Other financial instruments	116,472,586	2,346,890	(115,121)	118,704,355	119,198,797	1,816,805	(1,023,831)	119,991,771
Expected credit loss associated with credit risk	(44,765,685)	(127,980)	-	(44,893,665)	(36,640,425)	(156,064)	-	(36,796,489)
Deferred tax assets	89,150,299	699,335	-	89,849,634	67,400,235	687,808	-	68,088,043
Investments in associates and jointly controlled entities	6,213,408	(4,975,351)	-	1,238,057	7,059,270	(5,108,089)	-	1,951,181
Premises and equipment	9,563,133	423,052	-	9,986,185	9,807,176	429,096	-	10,236,272
Intangible assets and goodwill, net of accumulated amortization	10,881,166	3,881,346	-	14,762,512	12,250,976	3,961,741	-	16,212,717
Other assets	22,681,668	1,186,906	(479,147)	23,389,427	23,389,405	1,412,714	(261,442)	24,540,677
Total	**1,595,946,710**	**8,774,891**	**54,965,598**	**1,659,687,199**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

Notes to the Consolidated Financial Statements

R$ thousand

	On September 30, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Deposits from banks	281,357,819	2,094,871	54,313,699	337,766,389	227,819,610	1,239,740	43,735,051	272,794,401
Deposits from customers	520,537,289	(1,452,600)	5,226,280	524,310,969	366,227,541	(1,253,780)	1,821,336	366,795,097
Funds from issuance of securities	154,003,261	-	-	154,003,261	170,727,563	15,294	-	170,742,857
Subordinated debt	54,107,009	-	-	54,107,009	49,313,508	-	-	49,313,508
Derivative financial instruments	25,729,144	(9,572)	(1,373,243)	24,346,329	14,244,083	(12,419)	(406,029)	13,825,635
Other financial liabilities	70,455,504	(612,882)	(98,703)	69,743,919	52,197,881	(246,192)	(102,801)	51,848,888
Provisions	315,482,568	1,189,870	(22,670)	316,649,768	311,149,271	1,142,977	(12,812)	312,279,436
Deferred income tax assets	6,992,788	39,541	-	7,032,329	8,070,398	36,790	-	8,107,188
Other liabilities	29,071,518	6,431,283	(3,079,765)	32,423,036	24,956,201	6,411,461	(3,305,537)	28,062,125
Non-controlling interest	749,169	1,094,380	-	1,843,549	709,791	1,102,630	-	1,812,421
Shareholders' equity	137,460,641	-	-	137,460,641	133,723,221	-	-	133,723,221
Total	**1,595,946,710**	**8,774,891**	**54,965,598**	**1,659,687,199**	**1,359,139,068**	**8,436,501**	**41,729,208**	**1,409,304,777**

R$ thousand

	3rd quarter							
	2020				2019			
	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement
Revenue from financial intermediation	26,189,003	106,339	(519,119)	25,776,223	28,615,646	279,016	(174,527)	28,720,135
Expenses from financial intermediation	(7,874,560)	(11,882)	(252,762)	(8,139,204)	(15,386,259)	(99,873)	(353,993)	(15,840,125)
Financial margin	**18,314,443**	**94,457**	**(771,881)**	**17,637,019**	**13,229,387**	**179,143**	**(528,520)**	**12,880,010**
Allowance for loan losses	(5,404,564)	(4,424)	-	(5,408,988)	(2,828,268)	(44,083)	-	(2,872,351)
Gross income from financial intermediation	**12,909,879**	**90,033**	**(771,881)**	**12,228,031**	**10,401,119**	**135,060**	**(528,520)**	**10,007,659**
Income from insurance, pension plans and capitalization bonds	2,129,548	-	-	2,129,548	2,030,200	1,674	-	2,031,874
Fee and commission income	6,476,455	1,000,913	560,491	8,037,859	6,769,241	1,018,944	566,322	8,354,507
Personnel expenses	(4,758,040)	(166,242)	-	(4,924,282)	(5,467,659)	(185,786)	-	(5,653,445)
Other administrative expenses	(4,724,054)	(372,821)	57,557	(5,039,318)	(5,159,516)	(377,223)	69,532	(5,467,207)
Tax expenses	(1,712,920)	(130,173)	-	(1,843,093)	(1,485,447)	(134,126)	-	(1,619,573)
Share of profit (loss) of unconsolidated and jointly controlled companies	169,009	(138,430)	-	30,579	293,413	(218,312)	-	75,101
Other operating income / expenses	(5,259,521)	(193,842)	153,833	(5,299,530)	(3,008,048)	(130,081)	(107,334)	(3,245,463)
Operating profit/(loss)	**5,230,356**	**89,438**	-	**5,319,794**	**4,373,303**	**110,150**	-	**4,483,453**
Non-operating income/(expense)	(35,200)	(183)	-	(35,383)	(128,571)	(627)	-	(129,198)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,001,076)	(89,255)	-	(1,090,331)	1,592,239	(109,523)	-	1,482,716
Net income	**4,194,080**	-	-	**4,194,080**	**5,836,971**	-	-	**5,836,971**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

Notes to the Consolidated Financial Statements

R$ thousand

	For the nine month period ended September 30							
	2020				2019			
	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement
Revenue from financial intermediation	73,235,591	379,940	(1,164,295)	72,451,236	88,268,999	623,206	349,135	89,241,340
Expenses from financial intermediation	(38,732,756)	(31,332)	(719,134)	(39,483,222)	(36,790,607)	(140,697)	(2,181,442)	(39,112,746)
Financial margin	**34,502,835**	**348,608**	**(1,883,429)**	**32,968,014**	**51,478,392**	**482,509**	**(1,832,307)**	**50,128,594**
Allowance for loan losses	(20,891,214)	(82,504)	-	(20,973,718)	(13,391,299)	(122,055)	-	(13,513,354)
Gross income from financial intermediation	**13,611,621**	**266,104**	**(1,883,429)**	**11,994,296**	**38,087,093**	**360,454**	**(1,832,307)**	**36,615,240**
Income from insurance, pension plans and capitalization bonds	7,260,655	-	-	7,260,655	6,584,417	5,062	-	6,589,479
Fee and commission income	19,382,376	2,782,729	1,625,474	23,790,579	19,818,918	3,043,012	1,709,215	24,571,145
Personnel expenses	(14,311,959)	(474,848)	-	(14,786,807)	(15,062,663)	(536,897)	-	(15,599,560)
Other administrative expenses	(14,267,318)	(1,066,685)	158,843	(15,175,160)	(14,754,690)	(1,024,635)	183,712	(15,595,613)
Tax expenses	(4,045,512)	(369,738)	-	(4,415,250)	(4,804,555)	(387,770)	-	(5,192,325)
Share of profit (loss) of unconsolidated and jointly controlled companies	388,531	(320,845)	-	67,686	895,758	(691,951)	-	203,807
Other operating income / expenses	(12,432,149)	(570,191)	99,112	(12,903,228)	(10,375,915)	(406,579)	(60,620)	(10,843,114)
Operating profit/(loss)	**(4,413,755)**	**246,526**	-	**(4,167,229)**	**20,388,363**	**360,696**	-	**20,749,059**
Non-operating income/(expense)	(94,728)	(4,239)	-	(98,967)	(419,568)	(2,477)	-	(422,045)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	15,590,704	(242,287)	-	15,348,417	(2,269,303)	(358,219)	-	(2,627,522)
Net income	**11,082,221**	-	-	**11,082,221**	**17,699,492**	-	-	**17,699,492**

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

Notes to the Consolidated Financial Statements

b) Statement of financial position and income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and cash equivalents	217,777,779	6,302,754	182,784	8,258	145,558	(1,625,780)	222,791,353
Interbank investments and Compulsory deposits with the Brazilian Central Bank	101,711,786	3,398,253	220,603	-	302	(218,549)	105,112,395
Securities and derivative financial instruments	344,186,469	29,404,433	312,268,030	5,514	4,207,180	(7,011,388)	683,060,238
Loans and leases	403,653,701	82,253,835	-	-	-	(50,220,828)	435,686,708
Other financial instruments	113,737,402	975,728	6,970,380	17,428	250,478	(3,247,061)	118,704,355
Expected credit loss associated with credit risk	(42,322,062)	(2,571,603)	-	-	-	-	(44,893,665)
Deferred tax assets	87,169,705	14,877	2,450,364	911	213,777	-	89,849,634
Investments in associates and jointly controlled entities	74,754,322	-	1,355,296	-	46,007	(74,917,568)	1,238,057
Premises and equipment	6,598,422	30,329	3,314,605	608	42,221	-	9,986,185
Intangible assets and goodwill, net of accumulated amortization	12,208,935	25,665	2,052,456	1,275	474,181	-	14,762,512
Other assets	19,620,865	899,220	2,642,869	737	256,450	(30,714)	23,389,427
Total on September 30, 2020	**1,339,097,324**	**120,733,491**	**331,457,387**	**34,731**	**5,636,154**	**(137,271,888)**	**1,659,687,199**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**
Liabilities							
Deposits from banks	368,591,134	19,757,077	-	-	-	(50,581,822)	337,766,389
Deposits from customers	488,945,056	37,533,322	-	-	-	(2,167,409)	524,310,969
Funds from issuance of securities	148,330,997	11,995,790	-	-	-	(6,323,526)	154,003,261
Subordinated debt	38,753,974	15,353,035	-	-	-	-	54,107,009
Derivative financial instruments	20,732,986	3,613,343	-	-	-	-	24,346,329
Other financial liabilities	69,583,907	160,012	-	-	-	-	69,743,919
Provisions	31,124,553	117,913	285,081,249	18,689	317,524	(10,160)	316,649,768
Deferred income tax assets	4,312,802	237,241	2,460,405	-	21,881	-	7,032,329
Other liabilities	29,458,860	1,003,185	4,299,111	2,641	930,642	(3,271,403)	32,423,036
Non-controlling interest	1,802,414	30,962,573	39,616,622	13,401	4,366,107	(74,917,568)	1,843,549
Shareholders' equity	137,460,641	-	-	-	-	-	137,460,641
Total on September 30, 2020	**1,339,097,324**	**120,733,491**	**331,457,387**	**34,731**	**5,636,154**	**(137,271,888)**	**1,659,687,199**
Total in December 31, 2019	**1,143,262,454**	**121,364,937**	**325,728,842**	**38,243**	**5,014,369**	**(186,104,068)**	**1,409,304,777**

Notes to the Consolidated Financial Statements

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	21,019,122	1,186,914	3,798,479	609	20,455	(249,356)	25,776,223
Expenses from financial intermediation	(5,117,333)	(493,683)	(2,777,320)	-	(224)	249,356	(8,139,204)
Financial margin	**15,901,789**	**693,231**	**1,021,159**	**609**	**20,231**	-	**17,637,019**
Allowance for loan losses	(4,993,782)	(415,206)	-	-	-	-	(5,408,988)
Gross income from financial intermediation	**10,908,007**	**278,025**	**1,021,159**	**609**	**20,231**	-	**12,228,031**
Income from insurance, pension plans and capitalization bonds	-	-	2,121,067	3,751	-	4,730	2,129,548
Fee and commission income	7,416,319	78,407	489,855	-	110,908	(57,630)	8,037,859
Personnel expenses	(4,353,115)	(70,282)	(451,813)	(315)	(48,757)	-	(4,924,282)
Other administrative expenses	(4,684,824)	(87,766)	(350,556)	(4,291)	(87,181)	175,300	(5,039,318)
Tax expenses	(1,499,047)	(4,152)	(322,008)	(25)	(17,861)	-	(1,843,093)
Share of profit (loss) of unconsolidated and jointly controlled companies	1,914	-	21,891	-	6,774	-	30,579
Other operating income / expenses	(4,939,831)	(29,225)	(243,095)	(951)	35,972	(122,400)	(5,299,530)
Operating profit/(loss)	**2,849,423**	**165,007**	**2,286,500**	**(1,222)**	**20,086**	-	**5,319,794**
Non-operating income/(expense)	(46,954)	8,459	2,034	-	1,078	-	(35,383)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(92,244)	(14,215)	(962,053)	354	(22,173)	-	(1,090,331)
Net income in the 3rd quarter of 2020	**2,710,225**	**159,251**	**1,326,481**	**(868)**	**(1,009)**	-	**4,194,080**
Net income in the 3rd quarter of 2019	**3,399,828**	**551,655**	**1,883,387**	**2,004**	**97**	-	**5,836,971**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

Notes to the Consolidated Financial Statements

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	55,171,465	4,287,409	14,445,883	1,686	89,126	(1,544,333)	72,451,236
Expenses from financial intermediation	(27,533,555)	(1,648,563)	(11,845,190)	-	(247)	1,544,333	(39,483,222)
Financial margin	**27,637,910**	**2,638,846**	**2,600,693**	**1,686**	**88,879**	-	**32,968,014**
Allowance for loan losses	(20,162,919)	(810,799)	-	-	-	-	(20,973,718)
Gross income from financial intermediation	**7,474,991**	**1,828,047**	**2,600,693**	**1,686**	**88,879**	-	**11,994,296**
Income from insurance, pension plans and capitalization bonds	-	-	7,235,689	8,253	-	16,713	7,260,655
Fee and commission income	21,957,271	272,778	1,415,073	-	246,147	(100,690)	23,790,579
Personnel expenses	(13,058,138)	(216,185)	(1,403,975)	(1,857)	(106,652)	-	(14,786,807)
Other administrative expenses	(14,113,642)	(247,560)	(1,059,592)	(9,028)	(209,268)	463,930	(15,175,160)
Tax expenses	(3,514,545)	(13,802)	(836,885)	(117)	(49,901)	-	(4,415,250)
Share of profit (loss) of unconsolidated and jointly controlled companies	(2,671)	-	61,298	-	9,059	-	67,686
Other operating income / expenses	(11,004,553)	(87,326)	(1,499,601)	(2,356)	70,561	(379,953)	(12,903,228)
Operating profit/(loss)	**(12,261,287)**	**1,535,952**	**6,512,700**	**(3,419)**	**48,825**	-	**(4,167,229)**
Non-operating income/(expense)	(104,014)	27,776	(23,839)	-	1,110	-	(98,967)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	18,472,405	(439,202)	(2,642,483)	1,462	(43,765)	-	15,348,417
Net Income in the nine month period ended September 30, 2020	**6,107,104**	**1,124,526**	**3,846,378**	**(1,957)**	**6,170**	-	**11,082,221**
Net Income in the nine month period ended September 30, 2019	**10,477,004**	**1,616,707**	**5,528,540**	**3,671**	**73,570**	-	**17,699,492**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

Notes to the Consolidated Financial Statements

5) CASH AND CASH EQUIVALENTS

		R$ thousand
	On September 30, 2020	On December 31, 2019
Cash and due from banks in domestic currency	18,665,396	14,802,308
Cash and due from banks in foreign currency	7,305,436	4,185,462
Investments in gold	1,007	892
Total cash and due from banks	**25,971,839**	**18,988,662**
Interbank investments (1)	196,869,885	42,890,831
Total cash and cash equivalents	**222,841,724**	**61,879,493**

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
Securities purchased under agreements to resell:						
Own portfolio position	**4,099,811**	-	-	-	**4,099,811**	**4,431,308**
• National treasury notes	1,106,510	-	-	-	1,106,510	2,777,685
• National treasury bills	340,856	-	-	-	340,856	227,214
• Debentures	2,053	-	-	-	2,053	5,024
• Other	2,650,392	-	-	-	2,650,392	1,421,385
Funded position	**2,757,731**	-	-	-	**2,757,731**	**661,081**
• National treasury notes	2,757,731	-	-	-	2,757,731	526,858
• National treasury bills	-	-	-	-	-	134,223
Unrestricted position	**2,254,544**	**3,276,014**	-	-	**5,530,558**	**2,859,289**
• National treasury bills	2,254,544	3,276,014	-	-	5,530,558	2,859,289
Subtotal - Revenue from securities and interbank investments	**9,112,086**	**3,276,014**	-	-	**12,388,100**	**7,951,678**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	674,221	1,982,270	2,419,817	5,906,615	10,982,923	7,769,712
• Allowance for losses	-	(118)	-	(4,719)	(4,837)	(13)
Subtotal - Revenue from securities and interbank investments	**674,221**	**1,982,152**	**2,419,817**	**5,901,896**	**10,978,086**	**7,769,699**
On September 30, 2020	**9,786,307**	**5,258,166**	**2,419,817**	**5,901,896**	**23,366,186**	
%	**41.9**	**22.5**	**10.4**	**25.3**	**100.0**	
On December 31, 2019	**4,827,252**	**5,928,573**	**3,219,405**	**1,746,147**		**15,721,377**
%	**30.7**	**37.7**	**20.5**	**11.1**		**100.0**

b) Income from interbank investments

Presented in the income statement as revenue from financial intermediation – operations with securities.

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Income from investments in purchase and sale commitments:				
• Own portfolio position	380,918	265,583	755,979	1,031,451
• Funded position	668,512	1,142,344	2,173,206	3,751,302
• Unrestricted position	500,301	168,672	1,973,259	465,177
Subtotal - Revenue from securities and interbank investments	**1,549,731**	**1,576,599**	**4,902,444**	**5,247,930**
Income from interest-earning deposits in other banks	**86,065**	**447,314**	**329,285**	**656,554**
Total (Nota 9f III) (1)	**1,635,796**	**2,023,913**	**5,231,729**	**5,904,484**

(1) Includes the result of Interbank Investments with maturity in up to 90 days, presented as Cash Equivalents (Note 5).

Notes to the Consolidated Financial Statements

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	**On September 30, 2020**	**On December 31, 2019**
Compulsory deposit – demand deposits	not remunerated	10,084,855	7,042,022
Compulsory deposit – savings deposits	savings index	18,353,989	22,619,432
Compulsory deposit – time deposits	Selic rate	52,871,017	60,960,884
Total		**81,309,861**	**90,622,338**

For more information on compulsory deposits, see Note 37.

b) Revenue from reserve requirement

				R$ thousand
	3rd quarter		**For the nine month period ended September 30**	
	2020	**2019**	**2020**	**2019**
Reserve requirement – Bacen (Compulsory deposit)	380,153	1,108,088	1,654,930	3,372,195
Reserve requirement – SFH (1)	1,582	1,955	4,927	20,031
Total	**381,735**	**1,110,043**	**1,659,857**	**3,392,226**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

Notes to the Consolidated Financial Statements

8) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On September 30, 2020	%	On December 31, 2019	%
		Insurance and Capitalization bonds	Pension plans (1)					
Trading securities	**50,334,034**	**13,067,773**	**179,154,216**	**7,597**	**242,563,620**	**41.1**	**236,060,067**	**39.7**
- Government securities	40,758,465	9,695,124	155,620,063	7,597	206,081,249	34.9	201,299,359	33.8
- Corporate securities	9,575,569	3,372,649	23,534,153	-	36,482,371	6.2	34,760,708	5.9
Available-for-sale securities (2)	**196,369,224**	**29,691,503**	**20,747,374**	**8,699**	**246,816,800**	**41.7**	**261,892,475**	**44.0**
- Government securities	99,862,589	21,332,952	20,254,806	8,148	141,458,495	23.9	169,268,728	28.4
- Corporate securities	96,506,635	8,358,551	492,568	551	105,358,305	17.8	92,623,747	15.6
Held-to-maturity securities (2)	**69,394,542**	**5,606,774**	**26,913,528**	-	**101,914,844**	**17.2**	**97,075,274**	**16.3**
- Government securities	62,367,345	5,606,774	26,913,528	-	94,887,647	16.0	88,687,050	14.9
- Corporate securities	7,027,197	-	-	-	7,027,197	1.2	8,388,224	1.4
Total	**316,097,800**	**48,366,050**	**226,815,118**	**16,296**	**591,295,264**	**100.0**	**595,027,816**	**100.0**
- Government securities	202,988,399	36,634,850	202,788,397	15,745	442,427,391	74.8	459,255,137	77.2
- Corporate securities	113,109,401	11,731,200	24,026,721	551	148,867,873	25.2	135,772,679	22.8
Total	**316,097,800**	**48,366,050**	**226,815,118**	**16,296**	**591,295,264**	**100.0**	**595,027,816**	**100.0**

(1) It includes primarily investment funds (VGBL and PGBL).

Notes to the Consolidated Financial Statements

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

R$ thousand

Securities	On September 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**8,658,069**	**1,529,021**	**7,224,612**	**32,922,332**	**50,334,034**	**50,729,395**	**(395,361)**	**39,707,244**	**93,192**
Financial treasury bills	-	354,391	2,999,894	8,589,629	11,943,914	11,993,117	(49,203)	16,943,056	1,741
National treasury notes	-	87,857	338,662	14,111,215	14,537,734	14,544,727	(6,993)	7,552,980	363,105
Financial bills	43,566	-	51,334	185,114	280,014	349,893	(69,879)	499,332	(4,117)
Debentures	-	-	66	850,295	850,361	1,061,473	(211,112)	798,746	(187,722)
National treasury bills	4,347,386	-	3,770,213	4,791,178	12,908,777	12,951,984	(43,207)	7,992,245	15,809
Brazilian foreign debt securities	-	4,050	-	743,096	747,146	743,250	3,896	47,308	41
Other	4,267,117	1,082,723	64,443	3,651,805	9,066,088	9,084,951	(18,863)	5,873,577	(95,665)
- Insurance companies and capitalization bonds	**2,731,277**	**198,967**	**7,665,594**	**2,471,935**	**13,067,773**	**13,078,088**	**(10,315)**	**12,467,053**	**14,518**
Financial treasury bills	-	167,137	7,559,793	1,887,803	9,614,733	9,630,767	(16,034)	7,802,486	5,481
Financial bills	6,624	31,830	15,350	209,122	262,926	263,469	(543)	122,133	(11)
Other	2,724,653	-	90,451	375,010	3,190,114	3,183,852	6,262	4,542,434	9,048
- Pension plans	**8,475,700**	**14,930,357**	**16,011,964**	**139,736,195**	**179,154,216**	**179,475,287**	**(321,071)**	**183,840,242**	**2,512,671**
Financial treasury bills	-	10,923,789	12,051,186	101,821,045	124,796,020	125,487,961	(691,941)	118,902,401	15,660
National treasury notes	-	12,443	182,328	25,396,290	25,591,061	25,176,590	414,471	29,841,115	1,772,594
National treasury bills	247,502	-	502,674	4,482,806	5,232,982	5,236,804	(3,822)	11,283,357	725,110
Financial bills	1,865,741	3,248,969	2,371,780	2,813,778	10,300,268	10,317,250	(16,982)	12,896,236	1,815
Debentures	103,412	402,756	493,043	4,545,371	5,544,582	5,566,654	(22,072)	3,903,215	(3,819)
Other	6,259,045	342,400	410,953	676,905	7,689,303	7,690,028	(725)	7,013,918	1,311
- Other activities	-	**2,730**	**1,659**	**3,208**	**7,597**	**7,604**	**(7)**	**45,528**	**(1)**
Financial treasury bills	-	2,730	1,659	3,208	7,597	7,604	(7)	7,433	(1)
Other	-	-	-	-	-	-	-	38,095	-
Total	**19,865,046**	**16,661,075**	**30,903,829**	**175,133,670**	**242,563,620**	**243,290,374**	**(726,754)**	**236,060,067**	**2,620,380**

Notes to the Consolidated Financial Statements

II) Available-for-sale securities

Securities (2)									R$ thousand
	On September 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**8,821,868**	**26,246,794**	**43,732,743**	**117,567,819**	**196,369,224**	**196,123,987**	**245,237**	**211,376,940**	**4,706,462**
National treasury bills	1,793,850	-	26,676,429	23,444,302	51,914,581	49,871,177	2,043,404	79,985,442	2,573,700
Debentures	98,908	3,253,153	5,656,937	55,455,629	64,464,627	67,429,492	(2,964,865)	58,020,747	(232,585)
National treasury notes	-	15,096,587	1,755,833	10,713,467	27,565,887	26,541,907	1,023,980	35,425,785	1,902,624
Foreign corporate securities	-	115,028	-	6,887,293	7,002,321	6,709,960	292,361	7,442,004	268,638
Shares	3,419,564	-	-	-	3,419,564	3,647,743	(228,179)	3,566,928	(5,980)
Foreign government bonds	-	4,383,913	4,148,311	-	8,532,224	8,509,930	22,294	6,454,893	5,334
Promissory Notes	239,054	1,033,683	3,027,070	1,230,405	5,530,212	5,505,755	24,457	2,870,278	13,026
Certificates of real estate receivables	-	187,291	153,120	2,250,163	2,590,574	2,649,017	(58,443)	1,904,837	60,544
Other	3,270,492	2,177,139	2,315,043	17,586,560	25,349,234	25,259,006	90,228	15,706,026	121,161
- Insurance companies and capitalization bonds	**8,316,316**	**488,600**	**1,856,055**	**19,030,532**	**29,691,503**	**27,716,693**	**1,974,810**	**29,403,213**	**3,111,562**
National treasury notes	-	484,767	-	17,970,919	18,455,686	17,369,366	1,086,320	19,946,493	2,046,359
Shares	8,314,461	-	-	-	8,314,461	7,614,260	700,201	5,165,489	804,612
National treasury bills	-	-	1,834,332	1,017,379	2,851,711	2,707,921	143,790	4,233,009	242,923
Other	1,855	3,833	21,723	42,234	69,645	25,146	44,499	58,222	17,668
- Pension plans	**424,289**	**6,103**	**790,806**	**19,526,176**	**20,747,374**	**17,391,780**	**3,355,594**	**21,103,925**	**4,975,420**
National treasury notes	-	-	747,756	19,457,897	20,205,653	16,835,109	3,370,544	19,894,915	4,746,840
Shares	424,289	-	-	-	424,289	455,103	(30,814)	1,099,390	214,347
Debentures	-	-	-	68,279	68,279	52,384	15,895	80,190	14,233
Other	-	6,103	43,050	-	49,153	49,184	(31)	29,430	-
- Other activities	**551**	**8,148**	**-**	**-**	**8,699**	**8,308**	**391**	**8,397**	**271**
Other	551	8,148	-	-	8,699	8,308	391	8,397	271
Subtotal - Revenue from securities and interbank investments	**17,563,024**	**26,749,645**	**46,379,604**	**156,124,527**	**246,816,800**	**241,240,768**	**5,576,032**	**261,892,475**	**12,793,715**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,005,800)	-	(269,021)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	1,060,017	-	(545,381)
Total	**17,563,024**	**26,749,645**	**46,379,604**	**156,124,527**	**246,816,800**	**241,240,768**	**5,630,249**	**261,892,475**	**11,979,313**

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

R$ thousand

Securities (2)	On September 30, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**5,016,793**	**7,157**	**10,420,392**	**53,950,200**	**69,394,542**	**70,785,322**	**1,390,780**	**67,096,679**	**2,464,037**
National treasury bills	5,016,786	-	10,419,557	29,075,224	44,511,567	45,971,119	1,459,552	57,884,427	1,848,510
Certificates of real estate receivables	7	6,093	-	7,021,098	7,027,198	6,818,021	(209,177)	8,388,224	489,378
National treasury notes	-	1,064	835	17,853,878	17,855,777	17,996,182	140,405	820,887	126,149
Other	-	-	-	-	-	-	-	3,141	-
- Insurance companies and capitalization bonds	**-**	**-**	**5,909**	**5,600,865**	**5,606,774**	**6,580,351**	**973,577**	**5,598,491**	**1,721,486**
National treasury notes	-	-	5,909	5,600,865	5,606,774	6,580,351	973,577	5,598,491	1,721,486
- Pension plans	**-**	**-**	**10,823,926**	**16,089,602**	**26,913,528**	**33,648,958**	**6,735,430**	**24,380,104**	**7,579,996**
National treasury notes	-	-	10,823,926	16,089,602	26,913,528	33,648,958	6,735,430	24,380,104	7,579,996
Total	**5,016,793**	**7,157**	**21,250,227**	**75,640,667**	**101,914,844**	**111,014,631**	**9,099,787**	**97,075,274**	**11,765,519**

Notes to the Consolidated Financial Statements

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020 (3) (4)	On December 31, 2019 (3) (4)
Securities pledged as colateral	**40,052,546**	**37,088,275**	**82,315,212**	**342,294,051**	**501,750,084**	**441,008,311**
Fixed income securities	**22,539,296**	**37,088,275**	**82,315,212**	**342,294,051**	**484,236,834**	**424,498,848**
• National treasury notes	-	10,362,437	13,858,090	107,371,114	131,591,641	120,701,040
• Financial treasury bills	-	11,309,699	22,242,259	104,884,129	138,436,087	133,789,096
• National treasury bills	9,140,234	-	27,608,294	33,166,082	69,914,610	49,175,009
• Debentures	202,320	3,413,667	6,012,611	56,646,463	66,275,061	59,286,947
• Financial bills	1,915,932	3,280,799	2,552,088	3,517,558	11,266,377	13,827,308
• Certificates of real estate receivables	7	193,384	153,120	9,373,702	9,720,213	10,450,403
• Foreign government bonds	6,395	4,947,983	4,148,311	50,428	9,153,117	6,871,066
• Foreign corporate securities	1,374,295	632,915	63,525	9,085,213	11,155,948	7,315,967
• Brazilian foreign debt securities	-	828,086	-	9,281,324	10,109,410	1,345,187
• Promissory Notes	439,525	1,196,619	3,377,069	1,486,715	6,499,928	3,303,864
• Bank deposit certificates	21,299	144,341	145,911	272,299	583,850	811,535
• Other	9,439,289	778,345	2,153,934	7,159,024	19,530,592	17,621,426
Equity securities	**17,513,250**	-	-	-	**17,513,250**	**16,509,463**
• Shares of other companies	17,513,250	-	-	-	17,513,250	16,509,463
Restricted securities	**2,392,317**	**6,329,602**	**12,336,966**	**63,270,845**	**84,329,730**	**150,029,731**
Subject to repurchase agreements	**2,265,290**	**1,358,437**	**11,424,106**	**46,866,388**	**61,914,221**	**123,086,775**
• National treasury bills	2,265,290	-	11,327,134	28,217,852	41,810,276	98,773,575
• Foreign corporate securities	-	-	-	1,252,960	1,252,960	2,892,332
• National treasury notes	-	1,102,940	-	13,163,360	14,266,300	16,687,529
• Brazilian foreign debt securities	-	-	-	735,410	735,410	449,054
• Debentures	-	242,243	-	3,442,326	3,684,569	3,604,716
• Financial treasury bills	-	13,254	96,972	54,480	164,706	679,569
Given in guarantee to the Brazilian Central Bank	-	**4,216,350**	**120,984**	**784,784**	**5,122,118**	**4,063,389**
• National treasury bills	-	-	120,984	-	120,984	4,063,389
• National treasury notes	-	4,216,350	-	784,784	5,001,134	
Privatization rights	-	-	-	**30,745**	**30,745**	**34,384**
Given in guarantee	**127,027**	**754,815**	**791,876**	**15,588,928**	**17,262,646**	**22,845,183**
• National treasury notes	-	992	995	4,617,463	4,619,450	4,692,368
• National treasury bills	-	-	265,312	1,426,955	1,692,267	7,267,365
• Financial treasury bills	-	753,823	386,453	8,411,455	9,551,731	10,721,947

Notes to the Consolidated Financial Statements

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020 (3) (4)	R$ thousand On December 31, 2019 (3) (4)
• Other	127,027	-	139,116	1,133,055	1,399,198	163,503
Securities sold under repurchase agreements - unrestricted	-	-	**3,881,482**	**1,333,968**	**5,215,450**	**3,989,774**
• National treasury bills	-	-	3,881,482	-	3,881,482	2,099,138
• National treasury notes	-	-	-	1,333,968	1,333,968	1,890,636
Total	**42,444,863**	**43,417,877**	**98,533,660**	**406,898,864**	**591,295,264**	**595,027,816**
%	7.2	7.3	16.7	68.8	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";

(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders' equity and will be recognized in income statement over the remaining period of the securities, according to article 5 of said Circular (In the nine month period ended September 30, 2019, there were no sales or reclassifications of securities classified in this category);

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas.

d) Impairment for Securities

In the nine month period ended September 30, 2020, there was an impairment recognized related to financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$1,215,684 thousand (2019 - R$180,434 thousand), net of constitution/reversal and which includes the result from a sale or transfer of financial assets and impairment of shares, classified in the category available for sale in the amount of R$446,413 thousand (2019 - R$22 thousand), totaling R$1,662,097 thousand (2019 - R$180,456 thousand).

In the quarter ended September 30, 2020, there was an impairment recognized related to financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held until Maturity" in the amount of R$570,697 thousand (2019 - R$94,539 thousand), net of constitution/reversal. There were no impairment losses on shares in the quarters ended September 30, 2020 and 2019.

Notes to the Consolidated Financial Statements

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

Notes to the Consolidated Financial Statements

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total on September 30, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts										
Purchase commitments:	**83,629,493**		**73,902**	**-**	**73,902**	**140,426,077**		**20,290**	**-**	**20,290**
- Interbank market	52,704,857	-	69,779	-	69,779	108,149,874	-	12,659	-	12,659
- Foreign currency	28,161,189	-	1,602	-	1,602	30,351,663	-	5,560	-	5,560
- Other	2,763,447	2,663,121	2,521	-	2,521	1,924,540	777,414	2,071	-	2,071
Sale commitments:	**220,159,134**		**(33,405)**	**-**	**(33,405)**	**231,911,105**		**(23,676)**	**-**	**(23,676)**
- Interbank market (1)	177,393,517	124,688,660	(28,498)	-	(28,498)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	42,665,291	14,504,102	(1,020)	-	(1,020)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	100,326	-	(3,887)	-	(3,887)	1,147,126	-	(3,196)	-	(3,196)
Option contracts										
Purchase commitments:	**236,938,982**		**2,373,614**	**1,351,277**	**3,724,891**	**145,317,995**		**1,489,325**	**310,565**	**1,799,890**
- Interbank market	222,771,973	-	1,493,032	192,432	1,685,464	130,179,263	-	617,942	153,980	771,922
- Foreign currency	12,563,528	-	779,800	1,125,705	1,905,505	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,603,481	98,641	100,782	33,140	133,922	905,670	-	63,148	24,829	87,977
Sale commitments:	**241,306,117**		**(2,412,051)**	**(906,606)**	**(3,318,657)**	**253,288,998**		**(1,519,642)**	**(12,609)**	**(1,532,251)**
- Interbank market	226,225,288	3,453,315	(1,657,790)	(193,976)	(1,851,766)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	13,575,989	1,012,461	(489,619)	(774,910)	(1,264,529)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	1,504,840	-	(264,642)	62,280	(202,362)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
Forward contracts										
Purchase commitments:	**30,041,503**		**5,625,825**	**(1,815)**	**5,624,010**	**16,258,721**		**1,428,434**	**1,328**	**1,429,762**
- Interbank market	243,308	243,308	1,859	(1,840)	19	232,706	232,706	1,859	1,328	3,187
- Foreign currency	22,168,836	1,726,513	2,288,927	-	2,288,927	13,794,259	-	(251,175)	-	(251,175)
- Other	7,629,359	4,926,537	3,335,039	25	3,335,064	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	**23,145,145**		**(1,383,332)**	**(11,656)**	**(1,394,988)**	**15,834,563**		**125,532**	**(2,167)**	**123,365**
- Foreign currency (2)	20,442,323	-	(1,281,644)	-	(1,281,644)	15,166,560	1,372,301	107,747	-	107,747
- Other	2,702,822	-	(101,688)	(11,656)	(113,344)	668,003	-	17,785	(2,167)	15,618

Notes to the Consolidated Financial Statements

R$ thousand

	Total on September 30, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Swap contracts										
Assets (long position):	**62,604,107**		**13,287,579**	**3,662,093**	**16,949,672**	**70,032,236**		**9,668,531**	**987,011**	**10,655,542**
- Interbank market	4,785,784	1,851,151	44,080	274,512	318,592	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	22,056,382	10,601,464	3,609,410	(79,197)	3,530,213	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	31,739,343	8,136,766	9,145,366	3,132,845	12,278,211	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	626,609	-	316,186	114,301	430,487	670,554	-	124,132	118,554	242,686
- Other	3,395,989	-	172,537	219,632	392,169	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	**43,482,644**		**(12,660,309)**	**(3,105,550)**	**(15,765,859)**	**52,232,961**		**(9,044,701)**	**(3,161,114)**	**(12,205,815)**
- Interbank market	2,934,633	-	(899,627)	(147,277)	(1,046,904)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	11,454,918	-	(1,403,756)	(1,565,889)	(2,969,645)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	23,602,577	-	(9,390,212)	(945,648)	(10,335,860)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	889,341	262,732	(430,957)	(134,543)	(565,500)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	4,601,175	1,205,186	(535,757)	(312,193)	(847,950)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	**941,307,125**		**4,871,823**	**987,743**	**5,859,566**	**925,302,656**		**2,144,093**	**(1,876,986)**	**267,107**

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$125,740,445 thousand (R$76,405,734 thousand in December 31, 2019); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$9,378,646 thousand (R$21,015,183 thousand in December 31, 2019) (Note 9f II);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$30,695,611 thousand (R$64,376,717 thousand in December 31, 2019), contemplating the capital reduction carried out In the six month period ended June 30, 2020, in the amount of R$59,546,684 thousand; and
(3) Reflects the net balance between the Asset and Liability position.

Notes to the Consolidated Financial Statements

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total on September 30, 2020									Total in December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,287,579	3,662,093	16,949,672	53.6	447,209	867,779	331,534	15,303,150	16,949,672	10,655,542
Adjustment receivable - future	73,902	-	73,902	0.2	12,676	302	2,067	58,857	73,902	20,290
Receivable forward purchases	8,769,393	(1,815)	8,767,578	27.8	3,304,377	968,394	2,492,494	2,002,313	8,767,578	1,747,792
Receivable forward sales (1)	2,084,323	(11,656)	2,072,667	6.6	182,707	57,250	223,801	1,608,909	2,072,667	287,676
Premiums on exercisable options	2,373,614	1,351,277	3,724,891	11.8	416,337	1,188,943	114,437	2,005,174	3,724,891	1,799,890
Total assets (A)	**26,588,811**	**4,999,899**	**31,588,710**	**100.0**	**4,363,306**	**3,082,668**	**3,164,333**	**20,978,403**	**31,588,710**	**14,511,190**
Adjustment payables - swaps	(12,660,309)	(3,105,550)	(15,765,859)	61.3	(1,113,070)	(937,980)	(928,539)	(12,786,270)	(15,765,859)	(12,205,815)
Adjustment payables - future	(33,405)	-	(33,405)	0.1	(5,624)	(85)	(1,163)	(26,533)	(33,405)	(23,676)
Payable forward purchases	(3,143,568)	-	(3,143,568)	12.2	(48,696)	(79,023)	(1,518,750)	(1,497,099)	(3,143,568)	(318,030)
Payable forward sales	(3,467,655)	-	(3,467,655)	13.5	(651,306)	(438,359)	(499,412)	(1,878,578)	(3,467,655)	(164,311)
Premiums on written options	(2,412,051)	(906,606)	(3,318,657)	12.9	(257,824)	(1,211,434)	(234,234)	(1,615,165)	(3,318,657)	(1,532,251)
Total liabilities (B)	**(21,716,988)**	**(4,012,156)**	**(25,729,144)**	**100.0**	**(2,076,520)**	**(2,666,881)**	**(3,182,098)**	**(17,803,645)**	**(25,729,144)**	**(14,244,083)**
Net Effect (A-B)	**4,871,823**	**987,743**	**5,859,566**		**2,286,786**	**415,787**	**(17,765)**	**3,174,758**	**5,859,566**	**267,107**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	Total on September 30, 2020									Total in December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	13,287,579	3,662,093	16,949,672	53.6	447,209	867,779	331,534	15,303,150	16,949,672	10,655,542
Adjustment receivable - future	73,902	-	73,902	0.2	12,676	302	2,067	58,857	73,902	20,290
Receivable forward purchases	8,769,393	(1,815)	8,767,578	27.8	3,304,377	968,394	2,492,494	2,002,313	8,767,578	1,747,792
Receivable forward sales (1)	2,084,323	(11,656)	2,072,667	6.6	182,707	57,250	223,801	1,608,909	2,072,667	287,676
Premiums on exercisable options	2,373,614	1,351,277	3,724,891	11.8	416,337	1,188,943	114,437	2,005,174	3,724,891	1,799,890
Total assets (A)	**26,588,811**	**4,999,899**	**31,588,710**	**100.0**	**4,363,306**	**3,082,668**	**3,164,333**	**20,978,403**	**31,588,710**	**14,511,190**
Adjustment payables - swaps	(12,660,309)	(3,105,550)	(15,765,859)	61.3	(1,113,070)	(937,980)	(928,539)	(12,786,270)	(15,765,859)	(12,205,815)
Adjustment payables - future	(33,405)	-	(33,405)	0.1	(5,624)	(85)	(1,163)	(26,533)	(33,405)	(23,676)
Payable forward purchases	(3,143,568)	-	(3,143,568)	12.2	(48,696)	(79,023)	(1,518,750)	(1,497,099)	(3,143,568)	(318,030)
Payable forward sales	(3,467,655)	-	(3,467,655)	13.5	(651,306)	(438,359)	(499,412)	(1,878,578)	(3,467,655)	(164,311)
Premiums on written options	(2,412,051)	(906,606)	(3,318,657)	12.9	(257,824)	(1,211,434)	(234,234)	(1,615,165)	(3,318,657)	(1,532,251)
Total liabilities (B)	**(21,716,988)**	**(4,012,156)**	**(25,729,144)**	**100.0**	**(2,076,520)**	**(2,666,881)**	**(3,182,098)**	**(17,803,645)**	**(25,729,144)**	**(14,244,083)**
Net Effect (A-B)	**4,871,823**	**987,743**	**5,859,566**		**2,286,786**	**415,787**	**(17,765)**	**3,174,758**	**5,859,566**	**267,107**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Notes to the Consolidated Financial Statements

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

		R$ thousand
	On September 30, 2020	Total in December 31, 2019
Government securities		
National treasury bills	-	4,620,246
National treasury notes	5,135,143	5,270,514
Total	5,135,143	9,890,760

e) Revenues and expenses, net

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Swap contracts	654,073	(791,155)	1,953,241	(520,393)
Forward contracts (1)	(640,890)	682,445	(1,478,771)	953,206
Option contracts	64,943	104,550	787,738	(373,615)
Futures contracts (1)	(982,560)	(2,860,185)	(21,325,030)	(4,123,649)
Foreign exchange variation of assets and liabilities overseas	106,013	1,321,885	6,548,358	1,052,056
Total (Note 9 III)	(798,421)	(1,542,460)	(13,514,464)	(3,012,395)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

		R$ thousand
	Total on September 30, 2020	Total in December 31, 2019
B3 (stock exchange)	748,716,116	739,773,021
B3 (over-the-counter)	**147,887,722**	**143,904,600**
- Financial Institutions	45,253,643	62,540,939
- Companies	102,619,290	80,946,338
- Individuals	14,789	417,323
Overseas (stock exchange) (1)	22,997,837	18,292,330
Overseas (over-the-counter) (1)	21,705,450	23,332,705
Total	941,307,125	925,302,656

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

		R$ thousand
	Total on September 30, 2020	Total in December 31, 2019
Risk received in credit Swaps:	5,057,559	**3,894,982**
- Debt securities issued by companies	1,088,345	791,045
- Bonds of the Brazilian public debt	3,621,183	3,056,778
- Bonds of foreign public debt	348,031	47,159
Risk transferred in credit Swaps:	**(1,528,630)**	**(1,108,443)**
- Brazilian public debt derivatives	(530,226)	(181,382)
- Foreign public debt derivatives	(998,404)	(927,061)
Total net credit risk value	3,528,929	**2,786,539**
Effect on Shareholders' Equity	119,868	**84,382**
Remuneration on the counterparty receiving the risk	(116,496)	**(11,945)**

Notes to the Consolidated Financial Statements

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On September 30, 2020, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	9,378,646	9,510,864	117,232	64,478
Hedge of interest payments on funding (2)	125,740,446	124,486,072	(320,978)	(176,538)
Total on September 30, 2020	**135,119,092**	**133,996,936**	**(203,746)**	**(112,060)**
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	**97,420,917**	**97,069,508**	**119,653**	**65,809**

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates until 2021, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2022, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(121,395) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the nine month period ended September 30, 2020 and in 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy				R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,361,705	1,283,536	(802,054)	(441,130)
Total on September 30, 2020	**2,361,705**	**1,283,536**	**(802,054)**	**(441,130)**
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	**1,919,177**	**925,820**	**(388,674)**	**(213,771)**

(1) Whose functional currency is different from the real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

Notes to the Consolidated Financial Statements

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$(643) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the third quarter of 2020, was R$ 1,008 thousand (R$(6,495) thousand in 2019) and in the nine month period ended September 30, 2020 was R$3,331 thousand (R$(8,880) thousand in 2019).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Fixed income securities (1)	5,081,395	6,261,778	18,411,782	17,222,036
Interbank investments (Note 6b)	1,635,796	2,023,913	5,231,729	5,904,484
Equity securities (2)	(408,376)	(131,946)	(1,359,460)	297,824
Subtotal - Revenue from securities and interbank investments	**6,308,815**	**8,153,745**	**22,284,051**	**23,424,344**
Financial income from insurance, pension plans and capitalization bonds (2) (3)	1,473,441	1,314,343	3,118,149	6,188,754
Net gain or (loss) from derivative financial instruments (Note 9e)	(798,421)	(1,542,460)	(13,514,464)	(3,012,395)
Total	**6,983,835**	**7,925,628**	**11,887,736**	**26,600,703**

(1) In the nine month period ended September 30, 2020, there were impairment losses of financial assets (mostly debentures), in the amount of R$628,733 thousand (R$180,412 thousand in 2019) and in the third quarter of 2020 in the amount of R$570,697 thousand (R$94,539 thousand in 2019), net of constitution/reversal. Including the result from a sale or transfer of financial assets, we do have an impairment of R$1,215,684 thousand; and

(2) In the nine month period ended September 30, 2020, there were losses due to impairment of equity investments in the amount of R$446,413 thousand (2019 - R$22 thousand). There were no impairment losses in the fund quarters as of September 30, 2020 and 2019; and

(3) Comprises the cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds (Note 16e).

Notes to the Consolidated Financial Statements

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

R$ thousand

	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30, 2020 (A)	% (4)	Total in December 31, 2019 (A)	% (4)
Discounted trade receivables and loans (1)	19,160,562	12,195,312	12,695,352	24,836,293	41,140,222	118,007,469	228,035,210	40.9	185,347,428	36.1
Financing and on-lending	5,105,544	4,476,487	4,542,589	13,531,048	26,849,348	111,560,835	166,065,851	29.8	144,416,003	28.0
Agricultural and agribusiness loans	1,112,057	793,561	972,579	2,171,531	6,928,067	7,780,103	19,757,898	3.5	20,392,848	4.0
Subtotal - Revenue from securities and interbank investments	**25,378,163**	**17,465,360**	**18,210,520**	**40,538,872**	**74,917,637**	**237,348,407**	**413,858,959**	**74.2**	**350,156,279**	**68.1**
Leases	91,478	126,827	92,266	266,907	455,160	1,722,164	2,754,802	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	1,136,879	1,321,201	1,703,369	2,710,563	2,281,656	66,758	9,220,426	1.7	15,684,618	3.0
Subtotal - Revenue from securities and interbank investments	**26,606,520**	**18,913,388**	**20,006,155**	**43,516,342**	**77,654,453**	**239,137,329**	**425,834,187**	**76.4**	**368,567,755**	**71.6**
Other receivables (3)	19,651,068	7,959,926	5,676,886	7,471,494	3,087,437	318,610	44,165,421	7.9	57,312,929	11.1
Credit portfolio	46,257,588	26,873,314	25,683,041	50,987,836	80,741,890	239,455,939	469,999,608	84.3	425,880,684	82.7
Acquisition of credit card receivables (5)	4,044,618	773,077	476,641	538,292	242,767	-	6,075,395	1.1	9,485,622	1.8
Subtotal - Revenue from securities and interbank investments	**50,302,206**	**27,646,391**	**26,159,682**	**51,526,128**	**80,984,657**	**239,455,939**	**476,075,003**	**85.4**	**435,366,306**	**84.5**
Sureties and guarantees	1,097,920	507,746	1,615,662	6,447,027	14,814,414	55,834,104	80,316,873	14.4	78,231,145	15.2
Guarantee given on rural loans assigned	-	9,615	-	-	28	50,720	60,363	-	60,757	-
Letters of credit for imports	113,090	54,828	23,740	107,284	21,438	785,259	1,105,639	0.2	1,411,197	0.3
Confirmed exports loans	3,715	2,820	-	3,779	19,740	-	30,054	-	20,227	-
Total - Memorandum accounts	**1,214,725**	**575,009**	**1,639,402**	**6,558,090**	**14,855,620**	**56,670,083**	**81,512,929**	**14.6**	**79,723,326**	**15.5**
Total on September 30, 2020	**51,516,931**	**28,221,400**	**27,799,084**	**58,084,218**	**95,840,277**	**296,126,022**	**557,587,932**	**100.0**		
Total on December 31, 2019	**58,848,500**	**34,555,194**	**25,618,740**	**62,116,622**	**81,107,695**	**252,842,881**			**515,089,632**	**100.0**

Notes to the Consolidated Financial Statements

R$ thousand

	Non-performing loans								
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total on September 30, 2020 (B)	% (4)	Total in December 31, 2019 (B)	% (4)
Discounted trade receivables and loans (1)	828,588	894,271	659,046	1,711,742	3,135,993	7,229,640	85.8	9,311,845	81.4
Financing and on-lending	145,737	100,312	72,495	183,718	185,217	687,479	8.2	975,701	8.5
Agricultural and agribusiness loans	11,614	48,277	7,322	31,388	16,776	115,377	1.4	165,321	1.4
Subtotal - Revenue from securities and interbank investments	**985,939**	**1,042,860**	**738,863**	**1,926,848**	**3,337,986**	**8,032,496**	**95.4**	**10,452,867**	**91.3**
Leases	682	619	424	594	187	2,506	-	25,473	0.2
Advances on foreign exchange contracts (2)	20,786	2,878	904	3,567	-	28,135	0.3	372,646	3.3
Subtotal - Revenue from securities and interbank investments	**1,007,407**	**1,046,357**	**740,191**	**1,931,009**	**3,338,173**	**8,063,137**	**95.7**	**10,850,986**	**94.8**
Other receivables (3)	77,519	23,347	7,404	219,659	32,704	360,633	4.3	591,315	5.2
Total on September 30, 2020	**1,084,926**	**1,069,704**	**747,595**	**2,150,668**	**3,370,877**	**8,423,770**	**100.0**		
Total on December 31, 2019	**1,350,061**	**1,407,886**	**1,684,557**	**2,786,452**	**4,213,345**			**11,442,301**	**100.0**

R$ thousand

	Non-performing loans								
	Installments not yet due								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on September 30, 2020 (C)	% (4)	Total in December 31, 2019 (C)	% (4)
Discounted trade receivables and loans (1)	522,113	393,815	414,183	954,500	1,544,831	4,233,563	8,063,005	75.1	10,382,566	66.4
Financing and on-lending	123,068	110,131	111,718	296,619	467,253	1,466,593	2,575,382	23.9	4,991,524	32.0
Agricultural and agribusiness loans	391	1,292	2,158	3,043	17,087	23,061	47,032	0.4	70,669	0.5
Subtotal - Revenue from securities and interbank investments	**645,572**	**505,238**	**528,059**	**1,254,162**	**2,029,171**	**5,723,217**	**10,685,419**	**99.4**	**15,444,759**	**98.9**
Leases	618	519	571	1,617	2,594	8,289	14,208	0.1	105,184	0.7
Subtotal - Revenue from securities and interbank investments	**646,190**	**505,757**	**528,630**	**1,255,779**	**2,031,765**	**5,731,506**	**10,699,627**	**99.5**	**15,549,943**	**99.6**
Other receivables (3)	5,329	7,739	3,129	7,601	10,985	22,750	57,533	0.5	68,746	0.4
Total on September 30, 2020	**651,519**	**513,496**	**531,759**	**1,263,380**	**2,042,750**	**5,754,256**	**10,757,160**	**100.0**		
Total on December 31, 2019	**911,472**	**790,742**	**760,240**	**1,790,461**	**2,936,967**	**8,428,807**			**15,618,689**	**100.0**

Notes to the Consolidated Financial Statements

R$ thousand

	Total			
	Total on September 30, 2020 (A+B+C)	% (4)	Total in December 31, 2019 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	243,327,855	42.1	205,041,839	37.9
Financing and on-lending	169,328,712	29.4	150,383,228	27.7
Agricultural and agribusiness loans	19,920,307	3.5	20,628,838	3.8
Subtotal - Revenue from securities and interbank investments	**432,576,874**	**75.0**	**376,053,905**	**69.4**
Leases	2,771,516	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	9,248,561	1.6	16,057,264	3.0
Subtotal - Revenue from securities and interbank investments	**444,596,951**	**77.1**	**394,968,684**	**72.9**
Other receivables (3)	44,583,587	7.7	57,972,990	10.7
Credit portfolio	**489,180,538**	**84.8**	**452,941,674**	**83.6**
Acquisition of credit card receivables (5)	6,075,395	1.1	9,485,622	1.7
Subtotal - Revenue from securities and interbank investments	**495,255,933**	**85.9**	**462,427,296**	**85.3**
Sureties and guarantees	80,316,873	13.9	78,231,145	14.4
Guarantee given on rural loans assigned	60,363	-	60,757	-
Letters of credit for imports	1,105,639	0.2	1,411,197	0.3
Confirmed exports loans	30,054	-	20,227	-
Total - Memorandum accounts	**81,512,929**	**14.1**	**79,723,326**	**14.7**
Total on September 30, 2020	**576,768,862**	**100.0**		
Total on December 31, 2019			**542,150,622**	**100.0**

(1) Including credit card loans of R$10,751,621 thousand (R$13,499,626 thousand in December, 2019);

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";

(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$29,825,423 thousand (R$33,977,701 thousand in December, 2019);

(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits; and

(5) The Acquisition of credit card receivables are presented in the statement of financial position from "Other Financial Liabilities".

Notes to the Consolidated Financial Statements

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2020	% (1)	Total in December 31, 2019	% (1)
Discounted trade receivables and loans	28,475,518	56,129,128	74,576,939	36,934,433	15,762,867	5,329,801	5,400,485	3,167,719	17,550,965	243,327,855	42.8	205,041,839	38.7
Financing and on-lending	103,573,591	25,892,376	21,009,074	10,192,029	2,709,149	1,401,861	1,800,959	1,036,630	1,713,043	169,328,712	29.7	150,383,228	28.3
Agricultural and agribusiness loans	5,760,849	8,033,944	4,637,366	1,156,738	197,064	47,236	21,748	16,092	49,270	19,920,307	3.5	20,628,838	3.9
Subtotal - Revenue from securities and interbank investments	**137,809,958**	**90,055,448**	**100,223,379**	**48,283,200**	**18,669,080**	**6,778,898**	**7,223,192**	**4,220,441**	**19,313,278**	**432,576,874**	**76.0**	**376,053,905**	**70.9**
Leases	565,275	906,102	1,200,368	27,697	26,476	7,777	985	15,628	21,208	2,771,516	0.5	2,857,515	0.5
Advances on foreign exchange contracts (2)	3,015,985	2,204,668	2,433,246	1,320,422	28,679	37,022	1,081	29,121	178,337	9,248,561	1.6	16,057,264	3.0
Subtotal - Revenue from securities and interbank investments	**141,391,218**	**93,166,218**	**103,856,993**	**49,631,319**	**18,724,235**	**6,823,697**	**7,225,258**	**4,265,190**	**19,512,823**	**444,596,951**	**78.1**	**394,968,684**	**74.4**
Other receivables	10,699,852	13,672,663	8,498,261	9,189,914	1,549,397	182,855	48,070	57,626	684,949	44,583,587	7.8	57,972,990	10.9
Subtotal - Revenue from securities and interbank investments	**152,091,070**	**106,838,881**	**112,355,254**	**58,821,233**	**20,273,632**	**7,006,552**	**7,273,328**	**4,322,816**	**20,197,772**	**489,180,538**	**85.9**	**452,941,674**	**85.3**
Sureties and guarantees (3)	68,654,888	2,625,940	1,886,797	93,845	3,874,347	3,181,056	-	-	-	80,316,873	14.1	78,231,145	14.7
Total on September 30, 2020	**220,745,958**	**109,464,821**	**114,242,051**	**58,915,078**	**24,147,979**	**10,187,608**	**7,273,328**	**4,322,816**	**20,197,772**	**569,497,411**	**100.0**		
%	**38.8**	**19.2**	**20.1**	**10.3**	**4.2**	**1.8**	**1.3**	**0.8**	**3.5**	**100.0**			
Total on December 31, 2019	**207,680,850**	**175,101,164**	**51,022,462**	**47,809,000**	**12,380,302**	**10,162,975**	**4,138,121**	**4,033,250**	**18,844,695**			**531,172,819**	**100.0**
%	**39.1**	**33.0**	**9.6**	**9.0**	**2.3**	**1.9**	**0.8**	**0.8**	**3.5**			**100.0**	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;
(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and
(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

Notes to the Consolidated Financial Statements

c) Composition of credit portfolio by risk level and delay situation

I) Levels of risk

													R$ thousand
	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	**1,237,901**	**1,540,861**	**1,944,542**	**1,143,510**	**587,602**	**792,154**	**3,510,590**	**10,757,160**	**100.0**	**15,618,689**	**100.0**
1 to 30	-	-	86,951	104,933	121,036	60,256	32,569	36,477	209,297	651,519	6.1	911,472	5.8
31 to 60	-	-	71,814	85,363	92,211	45,191	24,000	30,084	164,833	513,496	4.8	790,742	5.1
61 to 90	-	-	73,846	84,525	98,926	47,360	27,213	30,277	169,612	531,759	4.9	760,240	4.9
91 to 180	-	-	144,071	190,671	216,100	128,481	68,606	81,384	434,067	1,263,380	11.7	1,790,461	11.5
181 to 360	-	-	214,059	292,897	406,950	202,278	109,346	136,172	681,048	2,042,750	19.0	2,936,967	18.8
More than 360	-	-	647,160	782,472	1,009,319	659,944	325,868	477,760	1,851,733	5,754,256	53.5	8,428,807	53.9
Past-due installments (2)	-	-	**253,507**	**529,548**	**768,426**	**567,412**	**499,513**	**678,577**	**5,126,787**	**8,423,770**	**100.0**	**11,442,301**	**100.0**
1 to 14	-	-	9,356	30,717	65,154	19,681	12,584	9,555	222,540	369,587	4.4	297,885	2.6
15 to 30	-	-	232,826	143,344	134,558	53,084	18,506	19,510	113,511	715,339	8.5	1,052,176	9.2
31 to 60	-	-	11,325	339,999	276,099	83,304	36,155	32,421	290,401	1,069,704	12.7	1,407,886	12.3
61 to 90	-	-	-	10,261	271,715	73,368	35,814	29,600	326,837	747,595	8.9	1,684,557	14.6
91 to 180	-	-	-	5,227	20,900	324,351	377,279	562,513	860,398	2,150,668	25.5	2,786,452	24.4
181 to 360	-	-	-	-	-	13,624	19,175	24,978	3,277,416	3,335,193	39.6	4,149,757	36.3
More than 360	-	-	-	-	-	-	-	-	35,684	35,684	0.4	63,588	0.6
Subtotal - Revenue from securities and interbank investments	-	-	**1,491,408**	**2,070,409**	**2,712,968**	**1,710,922**	**1,087,115**	**1,470,731**	**8,637,377**	**19,180,930**		**27,060,990**	
Specific provision	-	-	14,914	62,112	271,297	513,277	543,558	1,029,512	8,637,377	11,072,047		14,384,380	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

	R$ thousand												
	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total on September 30, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	**152,020,359**	**106,552,060**	**110,800,963**	**56,605,467**	**17,471,030**	**5,273,084**	**6,179,188**	**2,842,333**	**11,412,078**	**469,156,562**	**99.8**	**424,171,930**	**99.6**
1 to 30	10,910,022	14,704,752	8,391,251	7,815,325	2,220,967	275,966	99,873	97,820	898,566	45,414,542	9.7	50,993,845	12.0
31 to 60	7,471,715	8,111,944	4,827,235	4,441,127	1,331,134	171,669	70,459	62,735	385,296	26,873,314	5.7	32,649,225	7.7
61 to 90	8,084,771	5,547,740	5,243,928	4,293,756	1,172,967	257,060	659,497	76,835	346,487	25,683,041	5.5	23,927,453	5.6
91 to 180	12,887,603	13,605,701	12,168,720	8,294,836	1,678,938	856,846	232,692	375,160	887,340	50,987,836	10.8	52,933,226	12.4
181 to 360	26,210,214	22,333,502	17,690,956	9,263,776	2,455,922	678,337	443,294	344,637	1,321,252	80,741,890	17.2	67,145,117	15.8
More than 360	86,456,034	42,248,421	62,478,873	22,496,647	8,611,102	3,033,206	4,673,373	1,885,146	7,573,137	239,455,939	50.9	196,523,064	46.1
Past due up to 14 days	**70,711**	**286,821**	**62,883**	**145,357**	**89,634**	**22,546**	**7,025**	**9,752**	**148,317**	**843,046**	**0.2**	**1,708,754**	**0.4**
Subtotal - Revenue from securities and interbank investments	**152,091,070**	**106,838,881**	**110,863,846**	**56,750,824**	**17,560,664**	**5,295,630**	**6,186,213**	**2,852,085**	**11,560,395**	**469,999,608**	**100.0**	**425,880,684**	**100.0**
Generic provision	-	534,194	1,108,638	1,702,525	1,756,066	1,588,689	3,093,107	1,996,459	11,560,395	23,340,073		15,371,677	
Total on September 30, 2020	**152,091,070**	**106,838,881**	**112,355,254**	**58,821,233**	**20,273,632**	**7,006,552**	**7,273,328**	**4,322,816**	**20,197,772**	**489,180,538**			
Existing provision	-	670,071	1,398,014	5,223,422	5,371,052	3,368,270	4,350,203	4,186,881	20,197,772	44,765,685			
Minimum required provision	-	534,194	1,123,552	1,764,637	2,027,363	2,101,966	3,636,665	3,025,971	20,197,772	34,412,120			
Supplementary provision	-	135,877	274,462	3,458,785	3,343,689	1,266,304	713,538	1,160,910	-	10,353,565			
Total on December 31, 2019	**142,004,361**	**170,724,534**	**49,362,931**	**47,715,155**	**7,976,342**	**8,142,285**	**4,138,121**	**4,033,250**	**18,844,695**			**452,941,674**	
Existing provision	-	974,264	579,340	4,157,469	1,944,607	3,577,874	2,605,846	3,956,330	18,844,695			36,640,425	
Minimum required provision	-	853,623	493,630	1,431,454	797,634	2,442,686	2,069,060	2,823,275	18,844,695			29,756,057	
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

Notes to the Consolidated Financial Statements

II) Breakdown of credit portfolio and allowance for loan losses

R$ thousand

Level of risk	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% Accrued on September 30, 2020 (2)	% Accrued on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	152,091,070	152,091,070	31.2	31.2	31.3
A	-	-	-	106,838,881	106,838,881	21.8	53.0	69.0
B	253,507	1,237,901	1,491,408	110,863,846	112,355,254	23.0	76.0	79.9
C	529,548	1,540,861	2,070,409	56,750,824	58,821,233	12.0	88.0	90.4
Subtotal - Revenue from securities and interbank investments	**783,055**	**2,778,762**	**3,561,817**	**426,544,621**	**430,106,438**	**88.0**		
D	768,426	1,944,542	2,712,968	17,560,664	20,273,632	4.1	92.1	92.2
E	567,412	1,143,510	1,710,922	5,295,630	7,006,552	1.4	93.5	94.0
F	499,513	587,602	1,087,115	6,186,213	7,273,328	1.5	95.0	94.9
G	678,577	792,154	1,470,731	2,852,085	4,322,816	0.9	95.9	95.8
H	5,126,787	3,510,590	8,637,377	11,560,395	20,197,772	4.1	100.0	100.0
Subtotal - Revenue from securities and interbank investments	**7,640,715**	**7,978,398**	**15,619,113**	**43,454,987**	**59,074,100**	**12.0**		
Total on September 30, 2020	**8,423,770**	**10,757,160**	**19,180,930**	**469,999,608**	**489,180,538**	**100.0**		
%	**1.7**	**2.2**	**3.9**	**96.1**	**100.0**			
Total on December 31, 2019	**11,442,301**	**15,618,689**	**27,060,990**	**425,880,684**	**452,941,674**			
%	**2.5**	**3.4**	**5,9**	**94.1**	**100.0**			

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

R$ thousand

Exposure - Loans	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on September 30, 2020	459,386,619	7,247,426	9,342,964	2,018,746	3,695,388	7,372,225	117,170	489,180,538
Total in December 31, 2019	411,041,549	10,852,711	12,193,598	3,964,721	6,411,037	8,350,437	127,621	452,941,674

Notes to the Consolidated Financial Statements

d) Concentration of loans

				R$ thousand
	On September 30, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,622,746	2.2	8,870,762	2.0
10 largest borrowers	42,628,989	8.7	35,177,697	7.8
20 largest borrowers	61,287,250	12.5	51,718,848	11.4
50 largest borrowers	85,310,764	17.4	76,286,455	16.8
100 largest borrowers	103,445,753	21.1	92,082,076	20.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

				R$ thousand
	On September 30, 2020	%	On December 31, 2019	%
Public sector	**11,869,813**	**2.4**	**8,899,863**	**2.0**
Oil, derivatives and aggregate activities	10,622,746	2.2	8,870,762	2.0
Production and distribution of electricity	1,163,467	0.2	3,032	-
Other industries	83,600	-	26,069	-
Private sector	**477,310,725**	**97.6**	**444,041,811**	**98.0**
Companies	**237,251,854**	**48.5**	**213,605,332**	**47.2**
Real estate and construction activities	21,225,716	4.3	21,695,592	4.8
Retail	33,207,399	6.8	35,521,621	7.8
Services	25,685,340	5.3	20,136,089	4.4
Transportation and concession	22,645,947	4.6	20,807,687	4.6
Automotive	20,021,448	4.1	12,723,830	2.8
Food products	13,277,165	2.7	11,067,069	2.4
Wholesale	15,598,535	3.2	14,327,816	3.2
Production and distribution of electricity	6,775,484	1.4	2,868,563	0.6
Iron and steel industry	10,034,229	2.1	9,022,956	2.0
Sugar and alcohol	7,010,006	1.4	6,191,961	1.4
Holding	3,006,077	0.6	2,940,207	0.6
Capital goods	3,421,703	0.7	3,197,561	0.7
Pulp and paper	3,492,172	0.7	2,331,950	0.5
Chemical	5,691,901	1.2	4,787,210	1.1
Cooperative	4,411,656	0.9	2,843,482	0.6
Financial	2,870,289	0.6	1,904,654	0.4
Leisure and tourism	3,915,207	0.8	3,401,206	0.8
Textiles	2,636,564	0.5	2,380,689	0.5
Agriculture	1,883,192	0.4	1,833,734	0.4
Oil, derivatives and aggregate activities	2,221,675	0.5	1,715,630	0.4
Other industries	28,220,149	5.8	31,905,825	7.0
Individuals	**240,058,871**	**49.1**	**230,436,479**	**50.9**
Total	**489,180,538**	**100.0**	**452,941,674**	**100.0**

Notes to the Consolidated Financial Statements

f) Changes in the renegotiated portfolio

		R$ thousand
	2020	**2019**
Opening balance on December 31	19,030,657	**17,143,212**
Amount renegotiated	26,794,349	15,519,916
Amount received/Others (1)	(14,561,020)	(10,359,642)
Write-offs	(3,704,237)	(3,540,904)
Closing balance on September 30	**27,559,749**	**18,762,582**
Allowance for loan losses expense	17,009,687	12,456,932
Percentage on renegotiated portfolio	61.7%	66.4%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

				R$ mil
	3rd quarter		**For the nine month period ended September 30**	
Opening balance on December 31	**2020**	**2019**	**2020**	**2019**
Amount renegotiated	11,775,487	11,775,487	11,775,487	11,775,487
Amount received	4,062,523	4,062,523	4,062,523	4,062,523
Write-offs	370,893	370,893	370,893	370,893
Closing balance on September 30	**16,208,903**	**16,208,903**	**16,208,903**	**16,208,903**
Allowance for loan losses expense	1,821,177	1,821,177	1,821,177	1,821,177
Percentage on renegotiated portfolio	**18,030,080**	**18,030,080**	**18,030,080**	**18,030,080**

Notes to the Consolidated Financial Statements

h) Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I) Composition - Provisions for Expected Losses Associated with Credit Risk

R$ thousand

Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Accrued on September 30, 2020 (1)	% Accrued on December 31, 2019 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0,5	-	-	-	534,194	534,194	135,877	670,071	0,6	0,6
B	1,0	2,535	12,379	14,914	1,108,638	1,123,552	274,462	1,398,014	1,2	1,2
C	3,0	15,886	46,226	62,112	1,702,525	1,764,637	3,458,785	5,223,422	8,9	8,7
Subtotal - Revenue from securities and interbank investments		**18,421**	**58,605**	**77,026**	**3,345,357**	**3,422,383**	**3,869,124**	**7,291,507**	**1,7**	**1,4**
D	10,0	76,843	194,454	271,297	1,756,066	2,027,363	3,343,689	5,371,052	26,5	24,4
E	30,0	170,224	343,053	513,277	1,588,689	2,101,966	1,266,304	3,368,270	48,1	43,9
F	50,0	249,757	293,801	543,558	3,093,107	3,636,665	713,538	4,350,203	59,8	63,0
G	70,0	475,004	554,508	1,029,512	1,996,459	3,025,971	1,160,910	4,186,881	96,9	98,1
H	100,0	5,126,787	3,510,590	8,637,377	11,560,395	20,197,772	-	20,197,772	100,0	100,0
Subtotal - Revenue from securities and interbank investments		**6,098,615**	**4,896,406**	**10,995,021**	**19,994,716**	**30,989,737**	**6,484,441**	**37,474,178**	**63,4**	**71,7**
Total on September 30, 2020		**6,117,036**	**4,955,011**	**11,072,047**	**23,340,073**	**34,412,120**	**10,353,565**	**44,765,685**	**9,2**	
%		**13,7**	**11,1**	**24,7**	**52,1**	**76,9**	**23,1**	**100,0**		
Total on December 31, 2019		**7,913,631**	**6,470,749**	**14,384,380**	**15,371,677**	**29,756,057**	**6,884,368**	**36,640,425**		**8,1**
%		**21,5**	**17,7**	**39,2**	**42,0**	**81,2**	**18,8**	**100,0**		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Notes to the Consolidated Financial Statements

II) Changes in provision for expected losses

	R$ thousand	
	2020	2019
- Specific provision (1)	**14,384,380**	**14,039,739**
- Generic provision (2)	**15,371,677**	**14,061,801**
- Supplementary provision (3)	**6,884,368**	**6,881,309**
Opening balance on December 31	**36,640,425**	**34,982,849**
Increase in provision for expected losses (Note 10h III)	20,891,214	13,391,299
Write-offs	(13,576,654)	(12,739,016)
Exchange variation	810,700	359,262
Closing balance on September 30 (4)	**44,765,685**	**35,994,394**
- Specific provision (1)	**11,072,047**	**14,735,352**
- Generic provision (2)	**23,340,073**	**14,377,699**
- Supplementary provision (3)	**10,353,565**	**6,881,343**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse); and
(4) On September 30, 2020, includes a provision related to possible losses in an adverse economic scenario, in the amount of R$11,429 million, allocated in the supplementary provision and in the specific and generic provisions (according to Resolution No, 2,682/99) to absorb the impacts of a worsening scenario which could result in an increase in the level of defaults, as a result of the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees,

III) Expected Credit Loss Associated with Credit Risk expense

Expenses with the expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows,

	R$ thousand			
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Amount recorded	5,404,564	2,828,268	20,891,214	13,391,299
Amount recovered	(1,821,177)	(1,813,111)	(4,333,057)	(6,424,441)
Allowance for Loan Losses expense net of amounts recovered (1)	**3,583,387**	**1,015,157**	**16,558,157**	**6,966,858**

(1) In the accumulated as of September 30, 2020, there was an assignment of credit for active operations, in the amount of R$917,037 thousand (R$1,667,748 thousand in 2019), whose sale value was R$77,601 thousand (R$18,340 thousand in 2019) and credit assignments of operations already written off to loss, without retention of risks and benefits in the amount of R$7,348,109 thousand (R$9,791,942 thousand in 2019), whose sale value was R$209,168 thousand (R$174,312 thousand in 2019) and in the 3rd Quarter of 2020, there was an assignment of credit from active operation, in the amount of R$334,722 thousand (R$1,667,748 thousand in 2019), whose sale value was R$45,246 thousand (R$18,340 thousand in 2019) and credit assignments from operations already written off to loss, without retention of risks and benefits in the amount of R$485,670 thousand (R$5,778,856 thousand in 2019), whose sale value was R$35,987 thousand (R$90,584 thousand in 2019),

Notes to the Consolidated Financial Statements

11) OTHER FINANCIAL INSTRUMENTS

Sundry

		R$ thousand
	On September 30, 2020	On December 31, 2019
Foreign exchange portfolio (a)	42,543,555	31,215,701
Credit card operations	29,825,423	33,977,701
Trade and credit receivables	14,906,558	23,039,948
Debtors for escrow deposits	18,659,405	18,695,102
Securities trading	3,564,617	4,659,791
Receivable insurance premiums	4,049,947	4,125,110
Receivables	1,519,903	1,630,039
Payments to be reimbursed	895,957	769,689
Receivables on sureties and guarantees honored	143,040	685,042
Other investments	231,301	231,491
Receivables from sale of assets	132,880	169,183
Total	**116,472,586**	**119,198,797**

a) Foreign exchange portfolio

Balances

		R$ thousand
	On September 30, 2020	On December 31, 2019
Assets – other financial instruments		
Exchange purchases pending settlement	27,990,507	23,782,652
Foreign exchange and forward documents in foreign currencies	8,466	19,091
Exchange sale receivables	17,298,528	7,394,485
(-) Advances in domestic currency received	(2,967,416)	(243,847)
Income receivable on advances granted	213,470	263,320
Total	**42,543,555**	**31,215,701**
Liability - Other financial instruments		
Exchange sales pending settlement	18,703,388	7,793,350
Exchange purchase payables	24,983,923	23,751,316
(-) Advances on foreign exchange contracts	(9,248,561)	(16,057,264)
Other	124	1,368
Total	**34,438,874**	**15,488,770**
Net foreign exchange portfolio	**8,104,681**	**15,726,931**
Memorandum accounts:		
- Loans available for import	1,105,639	1,411,197
- Confirmed exports loans	30,054	20,227

Foreign exchange results

Net foreign exchange income for presentation purposes

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Revenue from financial intermediation – foreign exchange income	**919,251**	**1,610,188**	**5,428,632**	**3,008,279**
Adjustments:				
- Income on foreign currency financing (1)	74,600	90,966	390,765	174,464
- Income on export financing (1)	375,726	485,879	1,326,170	1,358,310
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(960,613)	(1,617,992)	(5,844,204)	(2,475,748)
- Funding expenses (3)	(375,522)	(484,698)	(1,324,189)	(1,353,999)
- Other (4)	348,795	40,569	1,514,213	17,707
Total adjustments	**(537,014)**	**(1,485,276)**	**(3,937,245)**	**(2,279,266)**
Net foreign exchange income	**382,237**	**124,912**	**1,491,387**	**729,013**

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refers to funding expenses of investments in foreign exchange; and

(4) Primarily includes the exchange rate variations of resources invested in foreign currency,

Notes to the Consolidated Financial Statements

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in the consolidated financial statements

	R$ thousand	
	On September 30, 2020	On December 31, 2019
- Cielo S,A,	3,371,237	3,434,807
- Elo Participações Ltda,	1,419,371	1,407,642
- Fleury S,A,	676,263	703,401
- IRB-Brasil Resseguros S,A, (1)	-	668,833
- Swiss Re Corporate Solutions Brasil	337,579	345,825
- Aquarius Participações S,A, (2)	-	44,535
- Haitong Banco de Investimento do Brasil S,A,	104,738	104,420
- Others	387,352	433,631
Total investment in associates and jointly controlled companies – in Brazil and Overseas	**6,296,540**	**7,143,094**

(1) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution's board of directors, occurred in April 2020, being treated as marketable securities in available for sale; and
(2) Company sold in January 2020,

Notes to the Consolidated Financial Statements

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

R$ thousand

Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income in the 3rd quarter		Adjusted income accumulated on September 30		Equity accounting adjustments in the nine month period ended September 30 (1)		Equity accounting adjustments accumulated on September 30 (1)	
			Ordinary (ON)	Preferential (PN)			2020	2019	2020	2019	2020	2019	2020	2019
- Elo Participações Ltda, (2)	1,052,000	2,838,174	-	-	526,105	50,01%	200,326	182,346	481,848	490,620	100,183	91,191	240,972	245,359
- Aquarius Participações S,A, (3)	-	-	-	-	-	-	-	-	-	18,298	-	3,716	-	8,966
- Haitong Banco de Investimento do Brasil S,A,	420,000	523,690	12,734	12,734	-	20,00%	3,015	(1,505)	9,345	15,015	603	(301)	1,869	3,003
- Others (4)											68,223	198,807	145,690	638,430
Share of profit (loss) of unconsolidated and jointly controlled companies								-			**169,009**	**293,413**	**388,531**	**895,758**

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Company sold in January 2020; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S,A,, Fleury S,A, and IRB-Brasil Resseguros S,A, until March 2020),

Notes to the Consolidated Financial Statements

13) PREMISES AND EQUIPMENT

	R$ thousand					
	Annual depreciation rate	Cost	Depreciation	Impairment of Assets Accumulated	Cost net of depreciation	
					On September 30, 2020	On December 31, 2019
Property and equipment:						
- Buildings	4%	2,773,706	(897,098)	(4,142)	1,872,466	1,793,859
- Land	-	824,831	-	-	824,831	809,814
Facilities, furniture and premises and equipment	10%	6,246,636	(3,471,342)	(51,973)	2,723,321	3,525,331
Security and communication systems	10%	392,942	(233,824)	-	159,118	153,852
Data processing systems	20 to 40%	9,907,096	(6,565,099)	-	3,341,997	3,189,338
Transportation systems	10 to 20%	196,999	(78,465)	(2,270)	116,264	127,984
Fixed Assets in course	-	466,751	-	-	466,751	131,394
Total on September 30, 2020		**20,808,961**	**(11,245,828)**	**(58,385)**	**9,504,748**	
Total in December 31, 2019						**9,731,572**

The fixed assets to shareholders' equity ratio is 33,1% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50,0% as required by Resolution No, 2,669/99,

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled, on September 30, 2020, R$3,653,004 thousand, net of accumulated amortization, as applicable, of which: (i) R$981,290 thousand recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$2,671,714 thousand arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Fixed Assets – Intangible Assets,

In the nine month period ended September 30, 2020, goodwill was amortized totaling R$1,205,951 thousand (R$1,244,875 thousand in 2019) and in the 3rd quarter, goodwill was amortized in the amount of R$392,809 thousand (R$412,293 thousand in 2019) (Note 31),

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousand				
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization	
				On September 30, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	7,908,989	(3,625,773)	4,283,216	5,007,663
Software (2)	20%	12,219,085	(8,347,022)	3,872,063	3,335,831
Goodwill (3)	Up to 20%	11,721,060	(9,049,346)	2,671,714	3,877,665
Other	Contract	440,222	(386,049)	54,173	29,817
Total on September 30, 2020		**32,289,356**	**(21,408,190)**	**10,881,166**	
Total in December 31, 2019		**31,702,554**	**(19,451,578)**		**12,250,976**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On June 30, 2020, there were impairment losses in the acquisition of the right to provide financial services, in the amount of R$1,020 thousand; and

(3) On September 30, 2020, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$460,656 thousand, Odonto System – R$158,617 thousand, Bradescard Mexico - R$13,132 thousand, Bradesco BBI – R$73,425 thousand, Kirton Bank - R$1,810,042 thousand and RCB Investimentos - R$152,035 thousand,

Notes to the Consolidated Financial Statements

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2019	Additions / (reductions)	Amortization for the period	On September 30, 2020
Acquisition of financial services rights	5,007,663	219,723	(944,170)	4,283,216
Software	3,335,831	1,081,286	(545,054)	3,872,063
Goodwill – Future profitability	2,154,236	-	(687,188)	1,467,048
Goodwill – Based on intangible assets and other reasons	1,159,525	-	(453,415)	706,110
Goodwill – Difference in fair value of assets/liabilities	563,904	-	(65,348)	498,556
Other	29,817	217,778	(193,422)	54,173
Total on September 30, 2020	**12,250,976**	**1,518,787**	**(2,888,597)**	**10,881,166**
Total on September 30, 2019	**13,895,351**	**1,801,033**	**(3,059,642)**	**12,636,742**

15) OTHER ASSETS

		R$ thousand
	On September 30, 2020	On December 31, 2019
Prepaid taxes	15,437,888	15,685,801
Other assets and values (a)	5,384,923	5,678,155
Other debtors	2,293,872	3,182,805
Interbank and interdepartmental accounts	511,746	480,833
Specific receivables	98,561	67,499
Other	1,545,999	1,030,438
Total	**25,272,989**	**26,125,531**

a) Other Assets and Values

I) Foreclosed assets/other

				R$ thousand
			Cost net of provision	
	Cost	Impairment of Assets Accumulated	On September 30, 2020	On December 31, 2019
Real estate	2,688,055	(1,643,553)	1,044,502	1,133,524
Vehicles and similar	620,719	(376,608)	244,111	223,775
Inventories/warehouse	14,476	-	14,476	12,113
Machinery and equipment	5,818	(4,906)	912	362
Other	11,589	(11,549)	40	42
Total on September 30, 2020	**3,340,657**	**(2,036,616)**	**1,304,041**	
Total in December 31, 2019	**3,302,130**	**(1,932,314)**		**1,369,816**

II) Prepaid expenses

		R$ thousand
	On September 30, 2020	On December 31, 2019
Deferred insurance acquisition costs (1)	1,025,050	1,045,711
Commission on the placement of loans and financing (2)	124,687	544,828
Advertising and marketing expenses (3)	294,747	244,346
Other (4)	599,782	541,140
Total	2,044,266	2,376,025

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs,

Notes to the Consolidated Financial Statements

16) DEPOSITS FROM BANKS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,186,780	-	-	-	1,186,780	1,606,077
Interbank deposits	203,519	440,690	390,634	3,445	1,038,288	369,983
Securities sold under agreements to repurchase (a)	223,542,308	1,737,123	304	1,908,595	227,188,330	174,100,023
Borrowings (b)	5,526,193	13,397,732	7,524,492	1,974,065	28,422,482	29,272,183
Onlending (c)	1,567,880	2,686,484	3,241,081	16,026,494	23,521,939	22,471,344
Total of deposits from banks	232,026,680	18,262,029	11,156,511	19,912,599	281,357,819	227,819,610

a) Securities sold under agreements to repurchase

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
Securities pledged as colateral	65,545,430	416,664	304	1,908,595	67,870,993	127,901,823
• Government securities	56,541,120	321,059	304	-	56,862,483	116,745,432
• Debentures	3,849,710	3,946	-	13,084	3,866,740	3,559,618
• Foreign	5,154,600	91,659	-	1,895,511	7,141,770	7,596,773
Securities received as colateral (1)	146,114,407	1,317,275	-	-	147,431,682	38,490,609
Right to sell or repledged the collateral (1)	11,882,471	3,184	-	-	11,885,655	7,707,591
Total on September 30, 2020	223,542,308	1,737,123	304	1,908,595	227,188,330	
%	98,4	0,8	-	0,8	100,0	
Total on December 31, 2019	170,357,416	1,574,108	293,817	1,874,682		174,100,023
%	97,8	0,9	0,2	1,1		100,0

(1) Represented by government securities,

b) Borrowing

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
In Brazil	971,360	-	-	-	971,360	-
– Official Institutions	971,360	-	-	-	971,360	-
Overseas	4,554,833	13,397,732	7,524,492	1,974,065	27,451,122	29,272,183
Total on September 30, 2020	5,526,193	13,397,732	7,524,492	1,974,065	28,422,482	
%	19,4	47,2	26,5	6,9	100,0	
Total on December 31, 2019	2,054,437	17,530,278	7,812,938	1,874,530		29,272,183
%	7,0	59,9	26,7	6,4		100,0

c) On-lending [(1)]

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
In Brazil	1,567,880	2,686,484	3,241,081	16,026,494	23,521,939	22,471,344
- FINAME	384,306	1,477,710	1,790,008	7,340,484	10,992,508	12,092,907
- BNDES	1,182,950	1,208,749	1,305,232	8,685,884	12,382,815	10,240,069
- National Treasury	-	-	144,522	-	144,522	136,901
- Other institutions	624	25	1,319	126	2,094	1,467
Total on September 30, 2020	1,567,880	2,686,484	3,241,081	16,026,494	23,521,939	
%	6,7	11,4	13,8	68,1	100,0	
Total on December 31, 2019	723,873	2,694,394	3,288,118	15,764,959		22,471,344
%	3,2	12,0	14,6	70,2		100,0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others,

Notes to the Consolidated Financial Statements

d) Borrowing and on-lending expenses

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Borrowing:				
- In Brazil	1,608	321,161	13,751	330,487
- Overseas	1,975,489	6,501,338	28,913,941	6,459,242
- Exchange variation from other assets and liabilities overseas	(713,331)	(3,711,867)	(18,006,213)	(3,321,150)
Subtotal borrowing	**1,263,766**	**3,110,632**	**10,921,479**	**3,468,579**
On-lending in Brazil:				
- BNDES	178,266	186,227	471,597	577,790
- FINAME	193,136	203,750	643,612	603,549
- National Treasury	949	878	3,390	3,438
- Other institutions	2	1	4	3
On-lending overseas:				
Payables to foreign bankers (Note 11a)	960,614	1,617,992	5,844,204	2,475,748
Subtotal on-lending	**1,332,967**	**2,008,848**	**6,962,807**	**3,660,528**
Total	**2,596,733**	**5,119,480**	**17,884,286**	**7,129,107**

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Savings deposits	656,542	1,153,533	2,404,344	3,530,326
Time deposits	1,275,178	2,067,221	4,437,674	5,971,461
Securities sold under agreements to repurchase	1,558,609	3,051,800	6,596,873	9,165,614
Securities issued (Note 18a)	1,007,992	2,634,491	4,854,907	7,421,021
Subordinated debts (Note 19b)	568,329	1,008,159	1,910,324	2,937,266
Other funding expenses	211,177	351,575	644,348	635,812
Subtotal - Revenue from securities and interbank investments	**5,277,827**	**10,266,779**	**20,848,470**	**29,661,500**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**2,777,320**	**3,904,554**	**11,845,190**	**12,929,009**
Total	**8,055,147**	**14,171,333**	**32,693,660**	**42,590,509**

(1) Comprises the balance of Financial income from insurance, pension plans and capitalization bonds (Note 9f III),

Notes to the Consolidated Financial Statements

17) DEPOSITS FROM CUSTOMERS

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
Demand deposits - customers (1)	45,353,316	-	-	-	45,353,316	37,283,990
Savings deposits (1)	129,669,702	-	-	-	129,669,702	114,177,799
Time deposits (2)	14,356,110	34,426,000	68,950,158	227,782,003	345,514,271	214,765,752
Total on September 30, 2020	**189,379,128**	**34,426,000**	**68,950,158**	**227,782,003**	**520,537,289**	
%	**36,4**	**6,6**	**13,2**	**43,8**	**100,0**	
Total in December 31, 2019	**163,312,674**	**20,878,484**	**41,249,228**	**140,787,155**		**366,227,541**
%	**44,6**	**5,7**	**11,3**	**38,4**		**100,0**

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the investments,

18) SECURITIES ISSUED

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On September 30, 2020	On December 31, 2019
Securities – Brazil:						
- Letters of credit for real estate	827,449	4,869,273	6,960,524	13,648,428	26,305,674	27,019,438
- Letters of credit for agribusiness	1,315,002	5,137,188	5,857,030	3,947,119	16,256,339	13,149,546
- Financial bills (1)	332,810	26,856,049	20,441,177	42,915,255	90,545,291	120,518,300
- Letters of credit guaranteed by property (2)	-	-	-	7,225,917	7,225,917	5,540,086
Subtotal - Revenue from securities and interbank investments	**2,475,261**	**36,862,510**	**33,258,731**	**67,736,719**	**140,333,221**	**166,227,370**
Securities – Overseas:						
- MTN Program Issues (3)	5	14,160	278,304	1,374,329	1,666,798	1,407,888
- Securitization of future flow of money orders received from overseas (Note 16d)	-	937,219	509,678	8,893,246	10,340,143	1,982,158
- Issuance costs	-	-	-	(11,152)	(11,152)	(14,412)
Subtotal - Revenue from securities and interbank investments	**5**	**951,379**	**787,982**	**10,256,423**	**11,995,789**	**3,375,634**
Structured Operations Certificates	**37,357**	**219,606**	**243,309**	**1,173,979**	**1,674,251**	**1,124,559**
Total on September 30, 2020	**2,512,623**	**38,033,495**	**34,290,022**	**79,167,121**	**154,003,261**	
%	**1,6**	**24,7**	**22,3**	**51,4**	**100,0**	
Total on December 31, 2019	**5,533,584**	**37,545,964**	**43,156,796**	**84,491,219**		**170,727,563**
%	**3,2**	**22,0**	**25,3**	**49,5**		**100,0**

(1) It includes the amount of R$2,021,945 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No, 4,050 of BACEN of May 13, 2020;
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$8,215,828 thousand, which complies with all the requirements determined by BACEN Resolution No, 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 257 and 267 months and a term of 18 and 56 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0,58% of total assets and 40,40% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 87,99% and 7,91%, respectively, Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No, 4,598/17, are located on the Bradesco RI website; and
(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term,

Notes to the Consolidated Financial Statements

a) Movement of funds from securities issued

		R$ thousand
	2020	2019
Balance at beginning of year	**170,727,563**	**147,720,730**
Issuance	48,001,287	63,054,791
Interest	4,854,907	7,421,021
Settlement and interest payments	(70,508,983)	(55,348,831)
Exchange variation	928,487	280,616
Closing balance on September 30	**154,003,261**	**163,128,327**

19) SUBORDINATED DEBT

a) Composition by maturity

				R$ thousand
	Original term in years	Nominal amount	On September 30, 2020	On December 31, 2019
In Brazil				
Financial bills:				
2020	7	-	-	3,288
2022	7	4,305,011	6,617,176	6,426,671
2023	7	1,359,452	2,015,214	1,958,936
2024	7	67,450	91,534	87,316
2025	7	5,425,906	6,093,318	5,943,283
2027	7	13,000	13,147	-
2020	8	5,900	12,454	64,624
2021	8	1,236	2,477	2,364
2023	8	1,706,846	2,780,457	2,671,282
2024	8	136,695	193,899	186,376
2025	8	6,193,653	6,297,018	6,424,128
2026	8	870,300	976,587	952,807
2021	9	7,000	15,380	14,999
2024	9	4,924	9,070	8,375
2025	9	400,944	542,288	525,232
2027	9	144,900	165,127	159,920
2021	10	19,200	53,684	49,621
2022	10	54,143	124,882	118,117
2023	10	688,064	1,270,828	1,225,020
2025	10	284,137	572,408	518,242
2026	10	361,196	549,409	523,687
2027	10	258,743	333,724	319,582
2028	10	248,300	298,577	282,192
2030	10	134,500	136,057	-
2026	11	3,400	5,241	5,009
2027	11	47,046	64,993	62,776
2028	11	74,764	96,871	91,899
Perpetual		9,201,200	9,422,153	9,559,967
Subtotal in Brazil			**38,753,973**	**38,185,713**
Overseas:				
2021	11	9,025,120	9,164,254	6,619,620
2022	11	6,204,770	6,200,562	4,512,729
Issuance costs on funding		-	(11,780)	(4,554)
Subtotal overseas			**15,353,036**	**11,127,795**
Total (1) (2)			**54,107,009**	**49,313,508**

(1) It includes the amount of R$28,750,601 thousand (R$34,003,704 thousand in December, 2019), refers to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 34b; and

(2) The information on results is presented on Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds,

Notes to the Consolidated Financial Statements

b) Movement of subordinated debts

	R$ thousand	
	2020	**2019**
Opening balance on December 31	**49,313,508**	**53,643,444**
Issuance	149,204	-
Interest	1,910,324	2,937,266
Settlement and interest payments	(1,701,807)	(4,878,019)
Exchange variation/Others	4,435,780	1,024,361
Closing balance on September 30	**54,107,009**	**52,727,052**

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On September 30, 2020	**On December 31, 2019**
Interbank and interdepartmental accounts	24,971,817	25,292,425
Foreign exchange portfolio (Note 11a)	34,438,874	15,488,770
Obligations for operations linked to assignment	6,051,671	6,594,471
Securities trading	4,993,142	4,822,215
Total	**70,455,504**	**52,197,881**

Notes to the Consolidated Financial Statements

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

R$ thousand

	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,581,076	1,462,699	233,853,949	230,996,998	-	-	**235,435,025**	**232,459,697**
Mathematical reserve for vested benefits (PMBC)	503,140	410,410	9,784,246	8,895,571	-	-	**10,287,386**	**9,305,981**
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,707,085	7,747,565	**7,707,085**	**7,747,565**
Reserve for claims incurred but not reported (IBNR)	3,802,289	3,710,734	942,801	883,283	-	-	**4,745,090**	**4,594,017**
Unearned premium reserve	4,407,965	4,472,988	1,575,659	1,024,185	-	-	**5,983,624**	**5,497,173**
Reserve for unsettled claims (PSL)	4,564,550	4,584,475	1,471,577	1,381,709	-	-	**6,036,127**	**5,966,184**
Reserve for financial surplus (PET)	-	-	744,452	622,703	-	-	**744,452**	**622,703**
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,022,406	999,888	**1,022,406**	**999,888**
Other reserves	2,272,638	2,045,713	4,867,021	5,435,638	85,275	90,317	**7,224,934**	**7,571,668**
Total technical provisions	**17,131,658**	**16,687,019**	**253,239,705**	**249,240,087**	**8,814,766**	**8,837,770**	**279,186,129**	**274,764,876**

Notes to the Consolidated Financial Statements

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019
Total technical provisions	17,131,658	16,687,019	253,239,705	249,240,087	8,814,766	8,837,770	279,186,129	274,764,876
(+) Monetary effect on the preparation of LAT (3)	-	-	2,376,951	2,071,111	-	-	2,376,951	2,071,111
(-) Commercialization surcharge – extended warranty	-	(10,051)	-	-	-	-	-	(10,051)
(-) Portion corresponding to contracted reinsurance	(41,435)	(110,759)	(5,458)	(11,713)	-	-	(46,893)	(122,472)
(-) Premiums receivables	(1,390,550)	(1,166,691)	-	-	-	-	(1,390,550)	(1,166,691)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,660,080)	(1,527,337)	-	-	-	-	(1,660,080)	(1,527,337)
(-) Provisions from DPVAT agreements	-	(558,021)	-	-	-	-	-	(558,021)
Technical provisions to be covered	14,039,593	13,314,160	255,611,198	251,299,485	8,814,766	8,837,770	278,465,557	273,451,415
Investment fund quotas (VGBL and PGBL)	-	-	209,875,394	210,044,616	-	-	209,875,394	210,044,616
Investment fund quotas (excluding VGBL and PGBL)	4,472,247	4,477,721	27,811,788	27,689,439	1,246,193	1,401,076	33,530,228	33,568,236
Government securities	11,040,669	11,326,945	25,833,565	24,422,182	8,321,093	8,131,854	45,195,327	43,880,981
Private securities	34,491	34,403	81,791	138,043	-	-	116,282	172,446
Total technical provision guarantees	15,547,407	15,839,069	263,602,538	262,294,280	9,567,286	9,532,930	288,717,231	287,666,279

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$2,165,942 thousand and the Reserve for Related Expenses of R$93,735 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,901,797 thousand, "Reserve for related expenses" of R$629,763 thousand and "Other technical provisions" of R$1,305,127 thousand;

(3) The result of the liability adequacy test, carried out for the base date of June 30, 2020, presented a total shortfall of R$2,376,951 thousand that was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked to guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP No, 517/15 and subsequent amendments, As a result, there was no need to recognize a supplementary provision for coverage on the base date, According to Electronic Circular Letter No, 4/2019 / SUSEP / DIR4 / CGMOP, the Term Structure of Interest Rates (ETTJ) methodology will be reviewed by SUSEP during 2020, including, among others, the revision of the extrapolation methodology (" Ultimate Forward Rate "- UFR) and revision of the IGPM curve (given the low liquidity of available assets), Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used, The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on June 30, 2019, would be R$2,443,192 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the category "held to maturity", Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$7,859 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No, 392/15,

Notes to the Consolidated Financial Statements

III) Insurance, pension plan contribution and capitalization bond retained premiums

	R$ thousand			
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Written premiums	10,910,526	10,782,364	31,550,605	31,219,411
Pension plan contributions (including VGBL)	7,845,995	7,366,255	20,034,236	20,759,746
Capitalization bond income	1,410,276	1,634,500	4,075,916	4,754,074
Granted coinsurance premiums	(14,929)	(12,094)	(50,035)	(34,658)
Refunded premiums	(8,458)	(24,983)	(35,104)	(68,134)
Net written premiums earned	**20,143,410**	**19,746,042**	**55,575,618**	**56,630,439**
Reinsurance premiums paid	(15,125)	(5,351)	(28,194)	(49,864)
Insurance, pension plan and capitalization bond retained premiums	**20,128,285**	**19,740,691**	**55,547,424**	**56,580,575**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(8,705,485)	(8,272,910)	(22,387,407)	(22,941,181)
Capitalization bond prize draws and redemptions	(1,261,043)	(1,450,581)	(3,644,003)	(4,197,812)
Retained claims	(7,254,196)	(7,174,406)	(19,917,349)	(20,432,402)
Insurance, pension plan and capitalization expenses	(778,013)	(812,594)	(2,338,010)	(2,424,763)
Other income from insurance, pension plans and capitalization bonds	**2,129,548**	**2,030,200**	**7,260,655**	**6,584,417**

b) Other reserves

	R$ thousand	
	On September 30, 2020	On December 31, 2019
Provision for contingencies (Note 22)	23,800,209	24,421,945
Provision for Financial guarantees provided (I)	2,346,072	1,972,008
Other	10,150,158	9,990,442
Total	36,296,439	36,384,395

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument, The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely, The provisioning parameters are established based on the internal credit risk management models, In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted,

	R$ thousand			
	On September 30, 2020		On December 31, 2019	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	37,422,956	(865,638)	37,696,763	(848,477)
Bank sureties	41,926,448	(1,469,784)	39,593,792	(1,099,140)
Others	967,469	(10,650)	940,590	(24,391)
Total	80,316,873	(2,346,072)	78,231,145	(1,972,008)

Notes to the Consolidated Financial Statements

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements, However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No, 2,445/88 and No, 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No, 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid,

b) Provisions for contingent liabilities classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business,

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable,

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits,

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation,

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT), Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values,

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts,

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans, These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages,

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in

Notes to the Consolidated Financial Statements

the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession,

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement, This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months, As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer, It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement, The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in,

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation,

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel, The processing of these provisions for contingent liabilities for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court, During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions,

The main cases are:

- PIS and Cofins - R$2,670,867 thousand (In December 2019 - R$2,632,829 thousand): claims to calculate and collect contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding calculation bases financial income;

- Pension Contributions – R$1,781,002 thousand (R$1,799,047 thousand on December 31, 2019): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,259,272 thousand (R$1,264,448 thousand on December 31, 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No, 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$634,284 thousand (R$626,341 thousand on December 31, 2019): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS Autonomous Brokers – R$498,621 thousand (R$490,651 thousand on December 31, 2019): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No, 84/96 and subsequent regulations/amendments, at 20,0% with an additional of 2,5%, on the grounds that services are not provided to insurance companies but to policyholders, thus

Notes to the Consolidated Financial Statements

being outside the scope of such a contribution as provided for in item I, Article 22 of Law No, 8,212/91, as new wording in Law No, 9,876/99;

- INSS – Contribution to SAT – R$439,296 thousand (R$432,873 thousand on December 31, 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No, 6,042/07; and

- PIS and Cofins - R$403,578 thousand (In December 2019 - R$370,997 thousand): seeks to ensure companies the right to collect contributions to PIS and Cofins by the cumulative regime (3,65% rate on sales of goods / installment services),

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system, For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized,

IV - Provisions by nature

	R$ thousand	
	On September 30, 2020	On December 31, 2019
Labor claims	6,940,662	7,346,067
Civil claims	8,399,387	8,685,793
Provision for tax risks	8,460,160	8,390,085
Total (Note 21b)	**23,800,209**	**24,421,945**

V - Changes in provisions – Provision expenses

	R$ thousand		
	Labor	Civil	Tax
Balance on December 31, 2019	**7,346,067**	**8,685,793**	**8,390,085**
Adjustment for inflation	757,381	583,897	124,189
Provisions, net of (reversals and write-offs)	484,876	446,959	(44,569)
Payments	(1,647,662)	(1,317,262)	(9,545)
Balance on September 30, 2020	**6,940,662**	**8,399,387**	**8,460,160**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss, Case law trends are periodically analyzed and, if necessary, the related risk is reclassified, In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2020, R$7,060,806 thousand (R$6,272,466 thousand on December 31, 2019) for civil claims and R$34,638,029 thousand (R$33,474,303 thousand on December 31, 2019) for tax proceedings,

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,397,099 thousand (R$9,216,012 thousand on December 31, 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,242,824 thousand (R$7,169,765 thousand on December 31, 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

Notes to the Consolidated Financial Statements

- COFINS – 1999 to 2005 – R$5,342,461 thousand (R$5,172,183 thousand on December 31, 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No, 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,487,273 thousand (R$2,537,997 thousand on December 31, 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,428,424 thousand (R$1,490,269 thousand on December 31, 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No, 9,718/98), from acquired companies;

- Social Security Contribution Taxes – 2014 and 2015 – R$1,299,631 thousand (R$1,268,227 thousand on December 31, 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$846,370 thousand (R$1,187,411 thousand on December 31, 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2013 – R$831,667 thousand (R$925,806 thousand on December 31, 2019): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$647,744 thousand (R$608,860 thousand on December 31, 2019): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$462,292 thousand (In December 2019 - R$401,417 thousand): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No, 10,101/00 from companies acquired,

d) Other matters

Due to the so-called "*Operação Zelotes*" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District, The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court,

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives, Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad,

As a result of the news about the *Operação Zelotes*, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934, On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, with the payment of US$14,5 million by Bradesco, The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors, The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action,

Notes to the Consolidated Financial Statements

Also as a result of *Operação Zelotes*, the *Corregedoria Geral do Ministério da Fazenda* (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"), The filing decision of the related procedure was published in Section 2 of the *Diário Oficial da União* (Federal Official Gazette) on February 3, 2020, The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No, 12,846, of 2013,

Notes to the Consolidated Financial Statements

23) OTHER LIABILITIES

	R$ thousand	
	On September 30, 2020	On December 31, 2019
Sundry creditors	5,008,755	5,043,721
Payment of taxes and other contributions	4,783,586	711,891
Credit card operations	3,067,912	3,612,779
Taxes and contributions payable	3,344,567	4,771,950
Liabilities for acquisition of assets and rights	1,817,972	1,493,329
Social and statutory	2,786,938	933,002
Obligations for quotas of investment funds	1,611,993	1,804,294
Other	6,649,795	6,585,235
Total	**29,071,518**	**24,956,201**

24) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares,

	On September 30, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Revenue from securities and interbank investments	**8,870,212,686**	**8,063,829,714**
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	**8,835,526,885**	**8,032,297,167**

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	**4,025,272,105**	**4,007,025,062**	**8,032,297,167**
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at September 30, 2020	**4,427,799,316**	**4,407,727,569**	**8,835,526,885**

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020,

In the Special Shareholders' Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No, 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020,

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws,

Notes to the Consolidated Financial Statements

Interest on shareholders' equity/dividends for the period ended on September 30, 2020 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	11,082,221	
(-) Legal reserve	554,111	
Adjusted calculation basis	**10,528,110**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	3,715,804	
Withholding income tax on interest on shareholders' equity	(557,371)	
Interest on shareholders' equity (net) accumulated on September 30, 2020	**3,158,433**	**30,00**
Interest on shareholders' equity (net) accumulated on September 30, 2019	**5,296,572**	**31,50**

(1) Percentage of interest on shareholders' equity/dividends after adjustments,

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0,155248	0,170773	1,236,460	185,469	1,050,991
Intermediary interest on shareholders' equity paid	0,172536	0,189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders´ equity paid	0,361868	0,398055	3,051,631	457,745	2,593,886
Supplementary dividends paid	0,049205	0,054125	414,945	-	414,945
Total accrued on September 30, 2019	**0,738857**	**0,812743**	**6,158,036**	**861,464**	**5,296,572**
Monthly interest on shareholders' equity paid	0,155248	0,170773	1,381,919	207,288	1,174,631
Supplementary interest on shareholders' equity provisioned	0,251597	0,276756	2,333,885	350,083	1,983,802
Total accrued on September 30, 2020	**0,406845**	**0,447529**	**3,715,804**	**557,371**	**3,158,433**

d) Treasury shares

As of September 30, 2020, Bradesco held in treasury 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$440,514 thousand, The minimum, average and maximum cost per common share is R$19,34, R$24,55 and R$27,14, and per preferred share is R$19,37, R$26,98 and R$33,12, respectively, The fair value was R$18,02 per common share and R$19,41 per preferred share on September 30, 2020,

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of September 30, 2020, the balance of minority interests in subsidiaries was R$749,169 thousand (December 31, 2019 - R$703,909 thousand), after the acquisition of minority interest in Banco Bradesco BBI, in January 2020, be represented, basically, by the minority interest in Odontoprev,

26) FEE AND COMMISSION INCOME

	3rd quarter		For the nine month period ended September 30	R$ thousand
	2020	2019	2020	2019
Credit card income	1,586,727	1,878,097	4,966,365	5,512,017
Checking account	1,954,971	1,942,595	5,855,737	5,723,072
Loans	609,500	761,418	1,988,080	2,227,707
Collections	551,992	527,930	1,596,269	1,455,639
Consortium management	481,364	497,267	1,410,681	1,407,980
Asset management	337,711	409,834	1,045,822	1,161,929
Underwriting/ Financial Advisory Services	382,757	189,995	806,881	581,048
Custody and brokerage services	294,374	298,842	898,488	828,603
Payments	115,567	121,518	351,140	357,318
Other	161,492	141,745	462,913	563,605
Total	**6,476,455**	**6,769,241**	**19,382,376**	**19,818,918**

Notes to the Consolidated Financial Statements

27) PAYROLL AND RELATED BENEFITS

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Salaries	2,544,497	2,612,229	7,360,794	7,336,477
Benefits	1,162,026	1,489,747	3,504,649	3,784,984
Social security charges	800,965	842,928	2,443,801	2,435,770
Employee profit sharing	240,172	460,955	939,576	1,361,375
Training	10,380	61,800	63,139	144,057
Total	**4,758,040**	**5,467,659**	**14,311,959**	**15,062,663**

28) OTHER ADMINISTRATIVE EXPENSES

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Outsourced services	1,232,141	1,271,105	3,613,691	3,619,282
Accumulated depreciation and amortization	782,969	754,935	2,316,933	2,166,785
Data processing	520,889	542,575	1,577,052	1,569,456
Communication	334,936	392,020	1,011,475	1,176,433
Asset maintenance	330,302	310,381	963,415	895,830
Rental	318,255	321,663	963,550	932,394
Financial system services	277,479	302,826	822,935	840,916
Advertising and marketing	228,501	306,608	690,656	825,873
Security and surveillance	176,045	185,031	546,871	553,945
Transport	159,167	198,624	497,109	572,688
Water, electricity and gas	80,213	95,771	282,182	329,526
Supplies	31,430	49,279	103,152	138,290
Travel	5,650	75,835	70,125	200,999
Other	246,077	352,863	808,172	932,273
Total	**4,724,054**	**5,159,516**	**14,267,318**	**14,754,690**

29) TAX EXPENSES

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Contribution for Social Security Financing (COFINS)	1,115,586	901,100	2,204,857	2,981,083
Social Integration Program (PIS) contribution	183,720	148,096	365,086	486,861
Tax on Services (ISSQN)	282,422	290,735	839,528	919,680
Municipal Real Estate Tax (IPTU) expenses	16,402	23,577	102,103	110,490
Other	114,790	121,939	533,938	306,441
Total	**1,712,920**	**1,485,447**	**4,045,512**	**4,804,555**

30) OTHER OPERATING INCOME

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Other interest income	228,476	538,119	1,177,788	1,539,757
Reversal of other operating provisions	337,346	638,249	1,595,081	1,603,950
Revenues from recovery of charges and expenses	60,186	129,141	269,261	333,278
Other	543,374	445,166	1,452,676	1,666,084
Total	1,169,382	1,750,675	4,494,806	5,143,069

Notes to the Consolidated Financial Statements

31) OTHER OPERATING EXPENSES

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Other finance costs	383,183	454,965	756,283	1,362,737
Sundry losses	84,350	118,481	247,118	312,858
Discount granted	759,617	357,080	2,042,217	966,314
Commissions on loans and financing	135,999	174,529	363,858	480,964
Intangible assets amortization - payroll	321,731	328,674	944,170	969,619
Goodwill amortization (Note 14a)	392,809	412,293	1,205,951	1,244,875
Card marketing expenses	579,934	750,531	2,127,575	2,339,582
Other (1)	2,938,500	1,266,588	7,538,452	5,565,770
Total	**5,596,123**	**3,863,141**	**15,225,624**	**13,242,719**

(1) Includes expenses in the amount of R$878,778 thousand, related to the estimated costs of restructuring part of our business, mainly those related to the redimensioning of the branch network,

32) NON-OPERATING INCOME (LOSS)

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Gain/loss on sale and write-off of assets and investments	(45,709)	(109,492)	(113,164)	(253,147)
Recording/reversal of non-operating provisions (1)	(15,924)	(41,307)	(50,766)	(225,501)
Other	26,433	22,228	69,202	59,080
Total	**(35,200)**	**(128,571)**	**(94,728)**	**(419,568)**

(1) Includes primarily allowance for non-use assets (BNDU),

Notes to the Consolidated Financial Statements

33) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No, 4,636/18 and CVM Resolution No, 642/10, The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website, The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time, The transactions are as follows:

								R$ thousand
	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019	On September 30, 2020	On December 31, 2019
Assets								
Interbank investments	-	-	150,202	577,906	-	-	150,202	577,906
Securities and derivative financial instruments	78,120	20,721	1,158,499	287,849	-	-	1,236,619	308,570
Loans and other assets	15	9	225,234	109,766	100,484	88,750	325,733	198,525
Liabilities								
Demand deposits/Savings accounts	94,930	109,767	103,195	39,191	17,890	20,428	216,015	169,386
Time deposits	1,935,227	1,802,883	1,223,707	2,838,567	143,981	373,047	3,302,915	5,014,497
Securities sold under agreements to repurchase	81,871	225,064	2,147	304,008	-	-	84,018	529,072
Funds from issuance of securities and subordinated debts	14,374,936	13,697,802	-	-	765,127	891,211	15,140,063	14,589,013
Derivative financial instruments	-	-	31,844	7,264	-	-	31,844	7,264
Interest on own capital and dividends payable	775,482	217,765	-	-	-	-	775,482	217,765
Other liabilities	-	-	8,947,953	11,665,639	9,228	6,735	8,957,181	11,672,374

								3rd quarter - R$ thousand
	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	1,385	9,633	27,053	20,239	-	-	28,438	29,872
Financial intermediation expenses	(96,227)	(230,118)	(45,721)	(26,907)	(21,927)	(17,451)	(163,875)	(274,476)
Income from services provided	27	24	35,686	101,561	52	156	35,765	101,741
Other expenses net of other operating revenues	13,974	66,495	(436,037)	(492,479)	114,880	134,214	(307,183)	(291,770)

(1) Cidade de Deus Cia, Coml, de Participações, Fundação Bradesco, NCF Participações S,A,, BBD Participações S,A, and Nova Cidade de Deus Participações S,A,;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers,

Notes to the Consolidated Financial Statements

	For the nine month period ended September 30 - R$ thousand							
	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	57,399	10,023	50,654	46,024	-	-	108,053	56,047
Financial intermediation expenses	(407,890)	(656,237)	(270,682)	(56,543)	(40,018)	(46,448)	(718,590)	(759,228)
Income from services provided	89	78	64,012	318,007	99	344	64,200	318,429
Other expenses net of other operating revenues	41,822	40,327	(1,163,664)	(1,394,067)	33,133	10,649	(1,088,709)	(1,343,091)

(1) Cidade de Deus Cia, Coml, de Participações, Fundação Bradesco, NCF Participações S,A,, BBD Participações S,A, and Nova Cidade de Deus Participações S,A,;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers,

Notes to the Consolidated Financial Statements

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization,

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions,

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S,A, and /or preferred shares issued by Banco Bradesco S,A,, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date, This procedure complies with CMN Resolution No, 3,921/10, which sets forth a management compensation policy for financial institutions,

Short and medium term remuneration to Managers

	R$ thousand			
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Remuneration and Social Security Contribution to the INSS	110,147	205,002	420,842	636,542
Total	110,147	205,002	420,842	636,542

Post-employment benefits

	R$ thousand			
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Defined contribution supplementary pension plans	105,782	113,856	323,516	358,654
Total	105,782	113,856	323,516	358,654

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No, 3,989/11,

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On September 30, 2020	On December 31, 2019
• Common shares	0,53%	0,55%
• Preferred shares	0,91%	1,04%
• Total shares (1)	0,72%	0,79%

(1) On September 30, 2020, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2,70% of common shares, 0,95% of preferred shares and 1,82% of all shares (2,48% of common shares, 1,07% of preferred shares and 1,78% of all shares in December, 2019),

Notes to the Consolidated Financial Statements

34) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control, It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors,

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks, These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements,

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance,

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI,

b) Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks, The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen, During the period, Bradesco has fulfilled all the minimum regulatory requirements,

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Prudential Conglomerate	
	On September 30, 2020	On December 31, 2019
Tier I capital	**112,574,780**	**100,831,668**
- Principal capital	103,152,627	91,271,701
- Shareholders' equity	137,460,641	133,723,221
- Non-controlling interest/Other	184,321	106,302
- Prudential adjustments	(34,492,335)	(42,557,822)
- Additional capital (1)	9,422,153	9,559,967
Tier II capital (1)	**19,328,448**	**24,443,737**
- Subordinated debts (CMN Resolution No, 4,192/13)	18,049,172	21,324,281
- Subordinated debts (previous to CMN Resolution No, 4,192/13)	1,279,276	3,119,456
Reference Equity (a)	**131,903,228**	**125,275,405**
- Credit risk	787,660,415	680,907,697
- Market risk	18,739,900	13,571,488
- Operational risk	64,413,820	64,572,141
Risk-weighted assets – RWA (b)	**870,814,134**	**759,051,326**
Basel ratio (a/b)	**15,1%**	**16,5%**
Tier I capital	**12,9%**	**13,3%**
- Principal capital	11,8%	12,0%
- Additional capital	1,1%	1,3%
Tier II capital	**2,2%**	**3,2%**

(1) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to note 19a,

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No, 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG),

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors, This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis, This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement, The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself, Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions, The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration,

Notes to the Consolidated Financial Statements

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges, Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income),

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand	
	On September 30, 2020	On December 31, 2019
Fixed rates	6,159	1,614
IGPM/IPCA	13,492	2,774
Exchange coupon	38	415
Foreign currency	1,106	5,327
Equities	571	707
Sovereign/Eurobonds and Treasuries	20,294	3,834
Other	4,248	2,122
Correlation/diversification effect	(11,835)	(6,820)
VaR (Value at Risk)	**34,073**	**9,973**

Amounts net of tax effects,

Sensitivity analysis - CVM Instruction No, 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc,), stresses were applied for 1 basis point on the interest rate and 1,0% variation on prices, For example: for a Real/US dollar exchange rate of R$5,63 a scenario of R$5,68 was used, while for a 1-year fixed interest rate of 2,78%, a 2,79% scenario was applied;

Scenario 2: 25,0% stresses were determined based on market information, For example: for a Real/US dollar exchange rate of R$5,63 a scenario of R$7,04 was used, while for a 1-year fixed interest rate of 2,78%, a 3,48% scenario was applied, The scenarios for other risk factors also accounted for 25,0% stresses in the respective curves or prices; and

Scenario 3: 50,0% stresses were determined based on market information, For example: for a Real/US dollar exchange rate of R$5,63 a scenario of R$8,44 was used, while for a 1-year fixed interest rate of 2,78%, a 4,17% scenario was applied, The scenarios for other risk factors also account for 50,0% stresses in the respective curves or prices,

The results presented reveal the impacts for each scenario in a static position of the portfolio, The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here, In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management, Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization,

Notes to the Consolidated Financial Statements

I - Sensitivity Analysis – Trading Portfolio

R$ thousand

		Trading Portfolio (1)					
		On September 30, 2020			On December 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(164)	(15,231)	(30,051)	(97)	(14,128)	(27,256)
Price indexes	Exposure subject to variations in price index coupon rates	(1,445)	(33,017)	(65,517)	(904)	(29,440)	(56,245)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1)	(27)	(53)	(10)	(689)	(1,373)
Foreign currency	Exposure subject to exchange rate variations	(403)	(10,070)	(20,140)	(2,772)	(74,695)	(149,390)
Equities	Exposure subject to variation in stock prices	(78)	(1,946)	(3,893)	(228)	(5,710)	(11,420)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(561)	(48,358)	(94,724)	(699)	(29,099)	(56,736)
Other	Exposure not classified in other definitions	-	(350)	(700)	-	(26)	(52)
Total excluding correlation of risk factors		**(2,652)**	**(108,999)**	**(215,078)**	**(4,710)**	**(153,787)**	**(302,472)**
Total including correlation of risk factors		**(1,237)**	**(48,059)**	**(94,506)**	**(2,617)**	**(72,476)**	**(145,411)**

(1) Amounts net of tax effects,

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges),

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousand

		Trading and Banking Portfolios (1)					
		On September 30, 2020			On December 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(11,410)	(1,614,221)	(3,074,858)	(14,670)	(1,895,973)	(3,775,039)
Price indexes	Exposure subject to variations in price index coupon rates	(21,056)	(2,078,627)	(3,706,477)	(16,840)	(1,312,832)	(2,397,962)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,345)	(88,542)	(174,319)	(1,035)	(71,631)	(139,560)
Foreign currency	Exposure subject to exchange rate variations	(6,119)	(153,290)	(306,581)	(3,136)	(71,103)	(142,206)
Equities	Exposure subject to variation in stock prices	(38,719)	(967,979)	(1,935,958)	(28,808)	(720,192)	(1,440,384)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,849)	(51,995)	(102,048)	(1,399)	(52,962)	(104,190)
Other	Exposure not classified in other definitions	(48)	(1,222)	(2,444)	(66)	(1,660)	(3,320)
Total excluding correlation of risk factors		**(81,546)**	**(4,955,876)**	**(9,302,685)**	**(65,954)**	**(4,126,353)**	**(8,002,661)**
Total including correlation of risk factors		**(66,181)**	**(4,139,068)**	**(7,766,956)**	**(42,209)**	**(3,038,149)**	**(5,919,579)**

(1) Amounts net of tax effects,

Notes to the Consolidated Financial Statements

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment, The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities,

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported, This process complies with Resolution No, 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization's activities,

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization's Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others,

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines, During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis,

In 2019 and in the nine month period ended September 30, 2020, there was no hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III,

Notes to the Consolidated Financial Statements

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On September 30, 2020			On December 31, 2019
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and cash equivalents	**222,841,724**	**214,920,031**	**7,921,693**	**4,553,120**
Financial instruments	**1,276,609,481**	**1,170,957,521**	**105,651,960**	**79,914,310**
- Interbank investments	23,366,186	20,043,789	3,322,397	2,758,183
- Compulsory deposits with the Brazilian Central Bank	81,309,861	81,234,005	75,856	46,662
- Securities	591,295,264	552,655,259	38,640,005	22,242,979
- Derivative financial instruments	31,588,710	30,752,732	835,978	594,548
- Loans	432,576,874	398,782,813	33,794,061	30,162,221
- Other financial instruments	116,472,586	87,488,923	28,983,663	24,109,717
Leases	**2,771,516**	**2,771,516**	-	-
Expected credit loss associated with credit risk	**(44,765,685)**	**(42,194,082)**	**(2,571,603)**	**(1,505,929)**
- Loans	(41,896,092)	(39,324,489)	(2,571,603)	(1,505,929)
- Leases	(57,630)	(57,630)	-	-
- Other receivables	(2,811,963)	(2,811,963)	-	-
Deferred tax assets	**89,150,299**	**89,134,511**	**15,788**	**9,338**
Investments in associates and jointly controlled entities	**6,296,540**	**6,296,540**	-	-
Premises and equipment	**20,808,961**	**20,653,321**	**155,640**	**112,141**
Intangible assets	**32,289,356**	**32,107,078**	**182,278**	**135,856**
Depreciation and amortization	**(32,654,018)**	**(32,373,975)**	**(280,043)**	**(196,903)**
- Premises and equipment	(11,245,828)	(11,121,124)	(124,704)	(82,203)
- Intangible assets	(21,408,190)	(21,252,851)	(155,339)	(114,700)
Other assets	**25,272,989**	**24,373,254**	**899,735**	**1,238,262**
Impairment of Assets Accumulated	**(2,674,453)**	**(2,674,446)**	**(7)**	-
Total assets	**1,595,946,710**	**1,483,971,269**	**111,975,441**	**84,260,195**
Liabilities				
Deposits and other financial liabilities	**1,106,190,026**	**982,809,235**	**123,380,791**	**82,023,034**
- Deposits from banks	281,357,819	246,219,796	35,138,023	37,397,409
- Deposits from customers	520,537,289	488,132,630	32,404,659	18,091,293
- Securities issued	154,003,261	142,007,471	11,995,790	3,375,635
- Subordinated debts	54,107,009	38,753,973	15,353,036	11,127,795
- Derivative financial instruments	25,729,144	20,121,977	5,607,167	1,457,142
- Other financial liabilities	70,455,504	47,573,388	22,882,116	10,573,760
Provisions	**315,482,568**	**315,345,848**	**136,720**	**106,905**
- Technical provision for insurance, pension plans and capitalization bonds	279,186,129	279,172,245	13,884	14,689
- Other reserves	36,296,439	36,173,603	122,836	92,216
Deferred income tax assets	**6,992,788**	**6,755,547**	**237,241**	**157,751**
Other liabilities	**29,071,518**	**28,068,779**	**1,002,739**	**430,951**
Total liabilities	**1,457,736,900**	**1,332,979,409**	**124,757,491**	**82,718,641**
Shareholders' equity				
Equity attributable to shareholders of the parent	137,460,641	137,460,641	-	-
Non-controlling interest	749,169	749,169	-	-
Total Shareholders' equity	**138,209,810**	**138,209,810**	-	-
Total Liability and Shareholders' equity	**1,595,946,710**	**1,471,189,219**	**124,757,491**	**82,718,641**
Net position of assets and liabilities			**(12,782,050)**	**1,541,554**
Net position of derivatives (2)			(16,448,148)	(65,993,860)
Other net off-balance-sheet accounts (3)			1,467,445	(4,208)
Net foreign exchange position (passive) (4)			**(27,762,753)**	**(64,456,514)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$24,670,740 thousand in the nine month period ended September 30, 2020 (R$4,471,934) thousand in 2019), were recorded in the result, These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad, For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments,

Notes to the Consolidated Financial Statements

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and cash equivalents	222,234,087	607,637	-	-	-	222,841,724
Financial instruments	583,135,183	143,201,740	137,798,963	412,473,595	-	1,276,609,481
- Interbank investments	7,222,718	7,821,756	2,419,817	5,901,895	-	23,366,186
- Compulsory deposits with the Brazilian Central Bank	81,234,005	75,856	-	-	-	81,309,861
- Securities	378,822,440	29,375,257	52,439,197	130,658,370	-	591,295,264
- Derivative financial instruments	8,409,152	4,021,038	1,421,069	17,737,451	-	31,588,710
- Loans	29,938,298	80,099,030	78,074,930	244,464,616	-	432,576,874
- Other financial instruments	77,508,570	21,808,803	3,443,950	13,711,263	-	116,472,586
Leases	94,602	488,706	457,754	1,730,454	-	2,771,516
Expected credit loss associated with credit risk	(10,603,023)	(7,594,185)	(6,266,406)	(20,302,071)	-	(44,765,685)
- Loans	(9,216,903)	(6,456,264)	(6,041,043)	(20,181,882)	-	(41,896,092)
- Leases	(3,296)	(7,597)	(7,482)	(39,255)	-	(57,630)
- Other receivables	(1,382,824)	(1,130,324)	(217,881)	(80,934)	-	(2,811,963)
Deferred tax assets	513,486	8,773,066	7,971,596	71,892,151	-	89,150,299
Investments in associates and jointly controlled entities	-	-	-	-	6,296,540	6,296,540
Premises and equipment	194,347	971,735	1,166,082	6,406,138	824,831	9,563,133
Intangible assets	372,277	1,848,268	2,227,684	6,205,430	227,507	10,881,166
Other assets	20,284,183	542,634	343,845	4,102,327	-	25,272,989
Impairment of Assets Accumulated	(2,674,282)	-	(171)	-	-	(2,674,453)
Total on September 30, 2020	813,550,860	148,839,601	143,699,347	482,508,025	7,348,878	1,595,946,710
Total in December 31, 2019	691,158,763	127,997,859	117,745,798	413,908,566	8,328,082	1,359,139,068

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	498,597,058	103,111,298	116,560,900	378,498,617	9,422,153	1,106,190,026
- Deposits from banks	232,026,680	18,262,029	11,156,510	19,912,600	-	281,357,819
- Deposits from customers	189,379,128	34,426,000	68,950,158	227,782,003	-	520,537,289
- Securities issued	2,512,623	38,033,495	34,290,022	79,167,121	-	154,003,261
- Subordinated debts	10,614	9,033,210	152,019	35,489,013	9,422,153	54,107,009
- Derivative financial instruments	10,673,569	2,352,594	1,440,309	11,262,672	-	25,729,144
- Other financial liabilities	63,994,444	1,003,970	571,882	4,885,208	-	70,455,504

Notes to the Consolidated Financial Statements

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Provisions	**255,947,868**	**1,151,655**	**1,452,804**	**56,930,241**	**-**	**315,482,568**
- Technical provision for insurance, pension plans and capitalization bonds	241,017,962	-	-	38,168,167	-	279,186,129
- Other reserves	14,929,906	1,151,655	1,452,804	18,762,074	-	36,296,439
Deferred income tax assets	**24,353**	**7,533**	**83,776**	**6,877,126**	**-**	**6,992,788**
Other liabilities	**27,866,529**	**247,490**	**168,807**	**788,692**	**-**	**29,071,518**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	137,460,641	137,460,641
Non-controlling interest	-	-	-	-	749,169	749,169
Total Shareholders' equity	**-**	**-**	**-**	**-**	**138,209,810**	**138,209,810**
Total on September 30, 2020	**782,435,808**	**104,517,976**	**118,266,287**	**443,094,676**	**147,631,963**	**1,595,946,710**
Total in December 31, 2019	**663,802,650**	**87,327,618**	**99,186,006**	**364,829,815**	**143,992,979**	**1,359,139,068**

Net assets accumulated on September 30, 2020	**31,115,052**	**75,436,676**	**100,869,736**	**140,283,085**		
Net assets accumulated on December 31, 2019	**27,356,113**	**68,026,354**	**86,586,146**	**135,664,897**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover,

Notes to the Consolidated Financial Statements

35) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE), The plan is managed by Bradesco Vida e Previdência S,A, and BRAM – Bradesco Asset Management S,A, DTVM is responsible for the financial management of the FIEs funds,

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company, Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE, In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan, For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets,

Following the merger of Banco Alvorada S,A, (successor from the spin-off of Banco Baneb S,A,) into Kirton Bank S,A, Banco Múltiplo, on April 30, 2019, Kirton Bank S,A, Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb,

Banco Bradesco S,A, sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S,A,

Banco Bradesco S,A, sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S,A,

Kirton Bank S,A, Banco Múltiplo, Bradesco Capitalização S,A,, Kirton Corretora de Seguros S,A,, Bradesco-Kirton Corretora de Câmbio S,A, and Bradesco Seguros S,A, sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S,A,, and Kirton Administração de Serviços para Fundos de Pensão Ltda, sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), both managed by MultiBRA – Pension Fund,

Banco Losango S,A, Banco Múltiplo, Kirton Bank S,A, Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda, sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund,

Banco Bradesco S,A, also took on the obligations of Kirton Bank S,A, Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S,A,, as well as complementing Retirement and Health Plan of employees from Lloyds,

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant,

Total expenses with contributions made in the third quarter of 2020 were R$235,636 thousand (R$248,298 thousand in 2019) and in the nine month ended in September 30, 2020, were R$720,014 thousand (R$738,941 thousand in 2019),

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the third quarter of 2020, the amount of R$1,172,406 thousand (R$1,551,547 thousand in 2019) and in the nine month ended in September 30, 2020, the amount of R$3,567,788 thousand (R$3,929,041 thousand in 2019),

Notes to the Consolidated Financial Statements

36) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Income before income tax and social contribution	**5,195,156**	**4,244,732**	**(4,508,483)**	**19,968,795**
Total burden of income tax and social contribution at the current rates (Note 3f)	(2,337,820)	(1,697,893)	2,028,817	(7,987,518)
Effect on the tax calculation:				
Equity investment in unconsolidated and jointly controlled companies	76,054	117,365	174,839	358,303
Net non-deductible expenses of non-taxable income	80,274	43,668	46,948	359,205
Interest on shareholders' equity (paid and payable)	632,813	723,594	1,672,112	2,297,236
Other amounts (1)	589,263	2,436,692	11,809,124	2,821,139
Income tax and social contribution for the period	**(959,416)**	**1,623,426**	**15,731,840**	**(2,151,635)**

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions,

b) Breakdown of income tax and social contribution in the income statement

				R$ thousand
	3rd quarter		For the nine month period ended September 30	
	2020	2019	2020	2019
Current taxes:				
Income tax and social contribution payable	**(2,578,476)**	**(836,794)**	**(4,402,824)**	**(5,551,680)**
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	2,489,453	1,188,984	4,841,196	2,796,528
Use of opening balances of:				
Social contribution loss	(16,721)	190,537	(41,561)	(65,730)
Income tax loss	(20,934)	318,892	(53,016)	(109,222)
Constitution in the period on:				
Social contribution loss	(370,375)	283,286	6,827,601	287,950
Income tax loss	(462,363)	478,521	8,560,444	490,519
Total deferred tax expense	**1,619,060**	**2,460,220**	**20,134,664**	**3,400,045**
Income tax and social contribution for the period	**(959,416)**	**1,623,426**	**15,731,840**	**(2,151,635)**

Notes to the Consolidated Financial Statements

c) Deferred income tax and social contribution

				R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on September 30, 2020
Allowance for loan losses expense	38,567,812	9,390,318	(4,002,744)	43,955,386
Civil provisions	3,793,953	339,204	(468,069)	3,665,088
Tax provisions	3,420,711	91,977	(39,172)	3,473,516
Labor provisions	3,248,186	755,073	(924,041)	3,079,218
Impairment of securities and investments	2,789,316	866,003	(460,284)	3,195,035
Provision for devaluation of foreclosed assets	833,163	171,143	(155,380)	848,926
Mark-to-market adjustment of trading securities and derivatives	1,346,668	214,228	(981,596)	579,300
Amortization of goodwill	410,537	21,222	(88,853)	342,906
Provision for interest on shareholder's equity (1)	-	1,050,248	-	1,050,248
Other	5,081,557	2,688,377	(2,156,216)	5,613,718
Total deductible taxes on temporary differences	**59,491,903**	**15,587,793**	**(9,276,355)**	**65,803,341**
Income tax and social contribution losses in Brazil and overseas	7,882,821	15,388,045	(94,577)	23,176,289
Subtotal - Revenue from securities and interbank investments	**67,374,724**	**30,975,838**	**(9,370,932)**	**88,979,630**
Adjustment to fair value of available-for-sale securities	25,511	156,448	(11,290)	170,669
Total deferred tax assets (Note 3f)	**67,400,235**	**31,132,286**	**(9,382,222)**	**89,150,299**
Deferred tax liabilities (Note 36e)	**8,070,398**	**2,132,630**	**(3,210,240)**	**6,992,788**
Deferred tax assets, net of deferred tax liabilities	**59,329,837**	**28,999,656**	**(6,171,982)**	**82,157,511**
- Percentage of net deferred tax assets on capital (Note 34b)	**47,4%**			**62,3%**
- Percentage of net deferred tax assets over total assets	**4,4%**			**5,1%**

(1) The tax credit on interest on own capital is accounted for up to the tax limit allowed,

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis, On September 30, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,021 thousand (R$12,094 thousand as of December, 2019), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen,

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2020	2,161,940	1,652,926	17,332	11,494	3,843,692
2021	7,622,668	5,988,288	244,937	190,583	14,046,476
2022	8,280,073	6,534,305	340,744	267,702	15,422,824
2023	9,332,418	7,389,591	420,060	334,370	17,476,439
2024	8,952,474	6,980,350	571,533	473,396	16,977,753
After 2024	518,563	389,745	10,785,281	9,518,857	21,212,446
Total	**36,868,136**	**28,935,205**	**12,379,887**	**10,796,402**	**88,979,630**

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income,

On September 30, 2020, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$85,079,873 thousand (R$64,484,151 thousand on December 31, 2019), of which: R$63,879,792 thousand (R$57,223,800 thousand on December 31, 2019) of temporary differences; and R$21,200,081 thousand (R$7,260,351 thousand on December 31, 2019) to tax losses and negative basis of social contribution,

Notes to the Consolidated Financial Statements

e) Deferred tax liabilities

	R$ thousand			
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on September 30, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	765,349	(8,732)	765,349
Difference in depreciation	237,400	12,379	(18,761)	231,018
Judicial deposit	2,154,003	86,029	(12,782)	2,227,250
Other	904,499	709,466	(62,706)	1,551,259
Total deferred liabilities on temporary exclusions	**3,304,634**	**1,573,223**	**(102,981)**	**4,774,876**
Adjustment to fair value of available-for-sale securities	4,765,764	559,407	(3,107,259)	2,217,912
Total deferred tax expense (Note 36c)	**8,070,398**	**2,132,630**	**(3,210,240)**	**6,992,788**

Notes to the Consolidated Financial Statements

37) OTHER INFORMATION

a) Fair value

The fair value and book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	Book value	Fair value	Unrealized gain/(loss) without tax effects			
			In income statement		In shareholders' equity	
	On September 30, 2020		On September 30, 2020	On September 30, 2019	On September 30, 2020	On December 31, 2019
						R$ thousand
Securities and derivative financial instruments (Note 3d, 8 and 9)	622,883,974	631,983,761	14,730,036	22,597,500	9,099,787	11,765,519
- Adjustment of available-for-sale securities (Note 8b II)			5,630,249	10,298,968		
- Adjustment of held-to-maturity securities (Note 8c item 4)			9,099,787	12,298,532	9,099,787	11,765,519
Loans and leases (Notes 2, 3e and 10) (1)	489,180,538	494,008,080	4,827,542	3,293,499	4,827,542	5,118,536
Investments (Note 3i and 12) (2) (3)	6,296,540	13,420,910	7,124,370	15,703,619	7,124,370	16,505,999
Treasury shares (Note 24d)	440,514	663,094	-	-	222,580	686,068
Time deposits (Notes 3m and 17)	345,514,271	345,510,159	4,112	267,100	4,112	204,468
Funds from issuance of securities (Note 18)	154,003,261	153,100,046	903,215	523,624	903,215	1,239,434
Borrowing and on-lending (Note 16b and 16c)	51,944,421	51,891,677	52,744	(98,146)	52,744	(60,487)
Subordinated debts (Note 19)	54,107,009	54,949,250	(842,241)	(813,042)	(842,241)	(794,512)
Unrealized gains excluding tax			**26,799,778**	**41,474,154**	**21,392,109**	**34,665,025**

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics;
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev and Fleury); and
(3) From April 2020 our equity investment in IRB is classified as "available for sale securities",

Determination of the fair value of financial instruments:

- Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the quoted market price at the reporting date, If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

- Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features, These rates are consistent with the market at the reporting date; and

- Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date,

Notes to the Consolidated Financial Statements

b) The Organization manages investment funds and portfolios with net assets which, on September 30, 2020, amounted to R$972,529,709 thousand (R$1,000,818,236 thousand on December 31, 2019),

c) Consortium funds

	R$ thousand	
	On September 30, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	639,372	670,865
Contributions payable by the group	34,968,605	35,317,947
Consortium members - assets to be included	30,899,189	31,268,865
Credits available to consortium members	6,922,207	6,251,300

	In units	
	On September 30, 2020	On December 31, 2019
Number of groups managed	3,407	3,537
Quantity of assets pending delivery	140,122	119,223
Quantity of total delivered assets	2,075,023	1,937,381
Quantity of total active consortium members	1,550,858	1,616,675
Quantity of total dropouts and cancellations	1,375,608	1,347,640
Default rate	4,03%	3,79%

	In units			
	3rd quarter		For the nine month period ended September 30, 2020	
	2020	2019	2020	2019
Quantity of assets delivered in the period	52,920	60,165	144,837	173,879
Quantity of active consortium members in the period	71,531	56,431	139,776	140,938
Quantity of dropouts and cancellations in the period	71,168	57,603	136,046	135,719

d) In 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Saving Deposits	Circular No, 3,975 of January 8, 2020 Regarding compulsory deposits required: - Rate of 20% on the basis of calculation determined, - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week,	Circular No, 4,033 of June 24, 2020 It amends Circular No, 3,975 to establish deduction on the chargeability of the compulsory collection from the operations below: - Balance of loan operations for financing of the working capital - Balance of investments in Term Deposits with Special Guarantee (DPGE) - Period: Operations contracted and the investments made from June 22, 2020 to December 31, 2020, - Limited to 30% of the chargeability of the compulsory collections,
	Circular No, 3,975 of January 8, 2020 Art, 5° A - Deductions will apply to required payments related to loan operations for financing working capital for companies whose annual revenues are up to R$50 million, and the balances of investments in DPGE (Term Deposits with Special Guarantee) from institutions that do not pertain to the conglomerate itself,	Circular No, 4,035 of July 1, 2020 It amended Circular No, 3,975, including deductions on the collectability of the balance of interbank transfers made by cooperative banks to individual cooperatives that belong to the this loan cooperative system in order to grant loan operations for financing working capital for companies with annual sales of up to R$50 million, excluding refinancing,

Notes to the Consolidated Financial Statements

Time Deposits	Circular No, 3,916 of November 22, 2018 Regarding compulsory deposits required: - Rate of 17% on the basis of calculation determined, - Rate of 25% on the basis of calculation determined from the calculation period beginning on November 30, 2020 until December 4, 2020, - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week,	Circular No, 3,997 of April 6, 2020 It amends Circular No, 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below: - 15% of the debit balance of funding granted by the Emergency Employment Support Program, MP No, 944 of April 3, 2020, Circular No, 4,001 of April 13, 2020 It amends Circular No, 3,916 to establish deductions on the chargeability of the compulsory collection from the operations below: - Balance of Financial Letters of Credit of own issue repurchased by the issuing financial institution, - Limited to 15% of the chargeability of the compulsory collection,

e) CMN Resolution No, 3,786/09 and Bacen Circular No, 3,472/09 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), As required by this Resolution, on March 6, 2020, Bradesco separately published its consolidated financial statements in accordance with IFRS for December 31, 2019 and 2018 on its website,

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability, The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO, The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents,

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion,

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates, In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate in August, 2020, to 2,0%, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

- **March 16, 2020** Resolution No, 4,782/20, which aims to facilitate the renegotiation of loan operations of companies, allowing for adjustments to the cash flows of companies;
- **March 16, 2020** Resolution No, 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
- **March 18, 2020** Resolution No, 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments

Notes to the Consolidated Financial Statements

abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;

- **March 19, 2020** Circular No, 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
- **March 23, 2020** Circular No, 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"), The aim of these measures is an improvement of the liquidity conditions of the National Financial System;
- **March 23, 2020** Resolution No, 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No, 3,994/20;
- **April 2, 2020 –** Resolution No, 4,795/20, which authorizes the Central Bank of Brazil to grant loan operations by means of a Temporary Special Line of Liquidity for the acquisition of a Financial Letter of Credit with guarantee in financial assets or securities (LTEL-LFG);
- **April 6, 2020 –** Circular No, 3,997/20 amends Circular No, 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection of the financing granted in the scope of the Emergency Employment Support Program, instituted by Provisional Measure No, 944, of April 3, 2020;
- **April 9, 2020** Resolution No, 4,803/20, amended by Resolution No, 4,855/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic, With this Resolution, the reclassification of the renegotiated operations between March 1 and December 31, 2020 is permitted at the same level they were classified on February 29, 2020;
- **April 13, 2020 –** Circular No, 4,001/20 amends Circular No, 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection from the portion of acquisition of Financial Letters of Credit of own issue on the secondary Market;
- **May 25, 2020 –** Resolution No, 4,820/20, which establishes, for a fixed term, prohibitions on the payment of dividends and interest on shareholders' equity, the increase in the remuneration of the Management, the repurchasing of shares and the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System;
- **June 23, 2020 –** Circular No, 4,030/20 amends Circular No, 3,809, of August 25, 2016, which establishes the procedures for the recognition of hedging instruments in the calculation of the portion of the risk weighted assets (RWA) relating to exposure to credit risk subject to the calculation of capital requirements through standardized approach (RWACPAD), which is regulated by Resolution No, 4,193, of March 1, 2013; and
- **June 24, 2020 –** Circular No, 4,033/20 amends Circular No, 3,975, of January 8, 2020, instituting the compulsory collection on resources of savings deposits, to establish deductions of the chargeability of balance of loan operations for the financing of working capital and balance of investments in Term Deposits with Special Guarantee (DPGE) of institutions not belonging to the same conglomerate,
- **July 28, 2020** Law No, 14,031, which converts Provisional Measure No, 930, addresses the way to handle taxes on the exchange rate for an investment made by financial institutions and other institutions authorized to operate by the Central Bank of Brazil in a controlled, affiliate, subsidiary, branch or agency located abroad; amends Law No, 12,865 of October 9, 2013, which sets provisions, among other matters, on payment arrangements and payment institutions that are part of the Brazilian Payment System, and Law No, 12,249 of June 11, 2010, which sets provisions, among other matters, on Financial Notes; as well as establishing other provisions,

Notes to the Consolidated Financial Statements

- **July 30, 2020** CMN Resolution No, 4,843 extends emergency measures introduced by Resolution No, 4,810 of April 30, 2020, which apply to procedures related to the concession, control and oversight of rural loan operations resulting from the social distance measures adopted to mitigate the impacts of the pandemic brought on by COVID-19,
- **July 30, 2020** CMN Resolution No, 4,840 modifies the maturity period for installment payments of rural loan operations by borrowers whose activities were affected by the social distance measures associated with the COVID-19 pandemic, which is addressed in Section 22 (Defrayal and investment operations hindered because of the social distancing measures adopted to mitigate the impacts of the COVID-19 pandemic – Resolution No, 4,801/2020) of Chapter 18 (Renegotiation of Debts from Rural Loan Operations) in the *Manual de Crédito Rural – MCR* (Rural Loan Manual); and amends the time-line to enact an emergency situation or state of public calamity in municipalities affected by drought for the purposes of renegotiating rural loan operations addressed in Section 23 (Operations that incurred losses due to drought in municipalities declaring a state of emergency or public calamity - Resolution No, 4,802/2020) of Chapter 18 (Renegotiation of Debts Originating from Rural Loan Operations) from the MCR,
- **September 24, 2020** CMN Resolution No, 4,856, of September 24, 2020, amends the Resolution No, 4,782 of March 16, 2020, which, in view of any potential impacts from COVID-19 on the economy, establishes temporary criteria for characterizing the restructuring of loan operations for a determined period of time in order to manage credit risk,
- **September 24, 2020** CMN Resolution No, 4,855, which regulates the criteria for the measurement of allowance for loan losses of operations carried out within the scope of programs instituted that are geared towards addressing the effects of the COVID-19 pandemic on the economy,

In addition to the measures mentioned above, the Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected,

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business, Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions,

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations, Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** which we expect an increase in our level of arrears in the payment of loans, including loans that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default, For June 30, 2020, considering the facts and initial information available, we increased our provisions for expected credit losses, as described in note No, 10h II;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;

Notes to the Consolidated Financial Statements

- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits, It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals,

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health, We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations, In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization, We lauched the Business Continuity Plan (BCP) and in late March 2020, we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

- giving leave to employees at-risk groups for an indefinite period of time;
- increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
- definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
- intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
- making Covid-19 tests available to all employees for free; and
- anticipation of the flu vaccine for all employees and dependents,

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system,

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial,

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations,

g) On May 6, 2019, Bradesco announced to the market, that it had entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that offeres various financial services products in the United States for 45 years to non-resident high net worth Individuals, Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients, The acquisition will cost approximately US$500 million,

Notes to the Consolidated Financial Statements

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp, and the non-financial corporations BAC Global Advisors Inc,, 5551 Luckett Road, Inc, and Representaciones Administrativas Internacionales S,A,, the latter located in Guatemala and the others located in the U,S,; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U,S,, which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S,A, to hold 100% of the shares representing the capital of BAC Florida Bank,

On October 8, 2020, all regulatory authorizations were obtained for the acquisition, by Bradesco, of 100% of the share capital of BAC Florida Bank, The completion of the transaction is still subject to compliance with certain contractual conditions,

h) On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S,A, ("Chain") to Almaviva do Brasil Telemarketing e Informática S,A,,

i) On January 27, 2020, Bradesco issued US$1,6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2,85% and 3,20% p,a,, respectively,

j) On October 1, 2020, Cielo announced to the market that it signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços ("Orizon"), which represent 40,95% of Orizon's share capital, to Bradseg Participações SA for the amount of R$128,992 thousand, The closing of the Transaction is subject to compliance with certain precedent conditions, including approval by the Central Bank of Brazil and the Administrative Council for Economic Defense - CADE,

Management Bodies

Base Date October 16, 2020

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
João Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D'Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Edilson Wiggers
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcelo Frontini
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Eduardo Waack
Roberto Medeiros Paula
Vinicius Urias Favarão
Waldemar Ruggiero Júnior

Officers
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
Edmir José Domingues
Francisco José Pereira Terra
Gilvandro Matos da Silva
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Almir Rocha
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Francisco Henrique França Fernandes
Geraldo Dias Pacheco
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Osmar Sanches Biscuola
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Moacir Nachbar Junior
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Renata Geiser Mantarro
Nairo José Martinelli Vidal Júnior
Vinicius José de Almeida Albernaz

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Josué Augusto Pancini
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Vinicius José de Almeida Albernaz
Marlos Francisco de Souza Araujo

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Josué Augusto Pancini
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Glaucimar Peticov
Edson Marcelo Moreto
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Vinicius José de Almeida Albernaz

Fiscal Council

Sitting Members
Ariovaldo Pereira – Coordinator
Cristiana Pereira
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo Santos Dall'Occo
Accountant – CRC 1SP160641/O-4

Independent Auditors' Report on the Consolidated Financial Statements

To
Board of Directors and Shareholders of
Banco Bradesco S,A,
Osasco - SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Bradesco S,A, ("Bradesco" or "Bank"), as at September 30, 2020 and the related statements of income and comprehensive income for the three and nine-month period then ended and changes in shareholders' equity and cash flows for the nine-month period then ended, including the main explanatory notes,

Management of Bradesco is responsible for the preparation of this consolidated interim financial information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, Our responsibility is to express a conclusion on this interim consolidated financial information based on our review,

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively), A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures, A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit, Accordingly, we do not express an audit opinion,

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of Bradesco as at September, 30, 2020, the consolidated performance of its operations for the three and nine-month period then ended and its consolidated cash flows for the nine month period then ended, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil,

Other matters - Statement of Added Value

The interim consolidated financial information, related to the Statement of Value Added ("DVA") for the nine-month period ended as at September 30, 2020, which was prepared under Bradesco Management responsibility, and which presentations in not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, were subject to review procedures performed together with the review of the consolidated interim financial information of the Banco Bradesco S,A,, For the purposes of forming our opinion, we assessed whether these statements are reconciled with the financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value, Based on our review, we are not aware, of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial information taken as a whole,

Osasco, October 28, 2020

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

André Dala Pola
Contador CRC 1SP214007/O-2

Fiscal Council's Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributions, examined the Management Report and the Financial Statements of Banco Bradesco S,A,, referring to the third quarter of 2020, and, in view of the KPMG *Auditores Independentes* report, are the opinion that the aforementioned pieces adequately reflect the Company's equity and financial situation,

Cidade de Deus, Osasco, SP, October 28, 2020,

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco